File Nos.

811-1343

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☑

Pre-effective Amendment No.

Post-effective Amendment No.

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 113

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

(Exact Name of Registrant)

Horace Mann Life Insurance Company

(Name of Depositor)

One Horace Mann Plaza, Springfield, Illinois 62715

(Address of Depositor’s Principal Executive Offices)

              (217) 789-2500

(Depositor’s Telephone Number)

Donald M. Carley

One Horace Mann Plaza

            Springfield, Illinois 62715

(Name and Address of Agent for Service)

Copies of Communications to:

Stephen E. Roth

Sutherland LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

It is proposed that this filing will become effective:

☐	Immediately upon filing pursuant to paragraph (b) of Rule 485

☐	On March 9, 2017 pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☑	On March 9, 2017 pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Prospectus for the Horace Mann Personal Retirement Planner Qualified Flexible Premium Deferred Variable Annuity Contract Issued By Horace Mann Life Insurance Company Separate Account Flexible Premium Contract for Individuals

March 9, 2017

This prospectus offers a Variable annuity Contract to individuals. The Contract is issued by Horace Mann Life Insurance Company (“HMLIC”) as a flexible premium Contract. It is issued in connection with retirement plans or arrangements, which may qualify for special tax treatment under the Internal Revenue Code of 1986 as amended (“IRC”). The investment choices under the Contract are a fixed account that credits a specified guaranteed interest rate, and the HMLIC Separate Account. You can allocate Your Net Premiums and Your Contract’s cash value to the fixed account or to the HMLIC Separate Account which invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The Underlying Funds are:

Lifecycle/Target Date Funds

Vanguard® Retirement Income Fund

Vanguard® Target Retirement 2020 Fund

Vanguard® Target Retirement 2025 Fund

Vanguard® Target Retirement 2030 Fund

Vanguard® Target Retirement 2035 Fund

Vanguard® Target Retirement 2040 Fund

Vanguard® Target Retirement 2045 Fund

Vanguard® Target Retirement 2050 Fund

Large Company Stock Funds

Large Value

T Rowe Price Equity Income Fund — Investor Class

Large Core

Vanguard® 500 Index Admiral Shares

Large Growth

T Rowe Price Growth Stock Fund — Investor Class

Mid-Size Company Stock Funds

Mid Value

Vanguard® Selected Value

Mid Core

Vanguard® Extended Market Index Admiral Shares

Mid Growth

Vanguard® Mid-Growth

Small Company Stock Funds

Small Value

T Rowe Price Small-Cap Value Fund — Investor Class

Small Core

Vanguard® Small Cap Index Admiral Shares

Small Growth

T Rowe Price New Horizons Fund — Investor Class

International Stock Funds

Developed Markets

T Rowe Price Overseas Stock Fund — Investor Class

Vanguard® Developed Markets Index — Investor Shares

Emerging Markets

T Rowe Price Emerging Markets Stock Fund — Investor Class

Vanguard® Emerging Markets Stock Index Admiral Shares

Real Estate

T Rowe Price Global Real Estate — Investor Class

Vanguard® REIT Index Admiral Shares

Bond Funds

Corporate Bonds

T Rowe Price New Income Fund — Investor Class

Vanguard® Total Bond Market Index Admiral Shares

Global Bond

T Rowe Price International Bond Fund — Investor Class

High Yield Bond

T Rowe Price Spectrum Income Fund — Investor Class

Vanguard® High-Yield Corporate Fund Investor Shares

Money Market

Vanguard® Federal Money Market Fund

Trademarks used in this document are owned by and used with the permission of the appropriate company.

This prospectus sets forth the information an investor should know before purchasing or making additional premium payments to a Contract and should be kept for future reference. Additional information about the HMLIC Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated March 9, 2017. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (877) 832-3785 or by telephoning (800) 999-1030 (toll-free). The table of contents of the Statement of Additional Information appears at the end of this prospectus.

The Securities and Exchange Commission maintains a website (www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the HMLIC Separate Account files electronically with the Securities and Exchange Commission.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF, OR GUARANTEED BY ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

Horace Mann Investors, Inc., the distributor of the Contracts, is a member of the Securities Investor Protection Corporation (SIPC). Visit www.sipc.org, call 1-202-371-8300 or write to SIPC at 805 15th Street, N.W. Suite 800, Washington, D.C. 20005-2215 for information about SIPC, including the SIPC brochure.

The date of this prospectus is March 9, 2017.

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THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

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Definitions

Account Value: The sum of the Fixed Account Value and the Variable Account Value.

Accumulation Unit: A unit of measurement used to determine the value of a Contract Owner’s interest in a Subaccount before Annuity Payments begin.

Accumulation Unit Value: The value of an Accumulation Unit on any Valuation Date.

Annuitant: The living individual whose life determines the Annuity Payments made under a Contract.

Annuitized Value: The amount applied to purchase Annuity Payments. It is equal to the Account Value on the Annuity Date, less any applicable premium tax.

Annuity Date: The date Annuity Payments begin. The criteria for setting an Annuity Date are set forth in Your Contract, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Contract.

In addition, Qualified Contracts often have certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Contracts (except Roth IRAs) must begin by April 1 following the calendar year in which the Contract Owner reaches age 70 1/2. See “Tax Consequences — Required Minimum Distributions.”

Annuity Payments: A series of payments beginning on the Annuity Date.

Annuity Period: The period during which Annuity Payments are made.

Contract: The individual flexible premium deferred Variable annuity contract this prospectus offers.

Contract Anniversary: The same day and month as the Issue Date of Your Contract for each succeeding year of Your Contract.

Contract Owner (You, Your): The individual or entity to whom the Contract is issued.

Contract Year: A period of twelve months beginning on the date a Contract is issued and each anniversary of that date.

FINRA: The Financial Industry Regulatory Authority was created in July 2007 through the consolidation of NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

Fixed Account Value: The dollar value of the fixed account under the Contract before Annuity Payments begin.

Fixed Annuity Payments: Annuity Payments that do not participate in the investment experience of any Subaccount.

HMLIC, We, Us, Our: Horace Mann Life Insurance Company.

Home Office: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; (800) 999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715-0001.

Issue Date: The date when Your Contract becomes effective.

Investment Options: The fixed account and the Underlying Funds in which the Subaccounts invest.

Net Premium: Each premium payment paid to HMLIC under the Contract, less any applicable premium taxes.

Proof of Death: (1) A completed claimant’s statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) all forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

Qualified Contract: The term “Qualified Contract” in this prospectus will be used to describe the following contracts: IRC Section 403(b) tax sheltered annuity (“403(b) Contract”); IRC Section 408 individual retirement annuity (“traditional IRA Contract”); IRC Section 408A Roth individual retirement annuity (“Roth IRA Contract”); IRC Section 408(p) SIMPLE individual retirement annuity (“SIMPLE Contract”); IRC Section 408(k) simplified employee pension (“SEP Contract”); IRC Section 457(b) eligible governmental plan annuity (“457(b) Contract”); and IRC 401 qualified annuity (“401 Contract”).

Qualified Retirement Plan: Employer retirement plans established under IRC Sections 401(a) or 403(b) or 408 or 457(b) and individual retirement arrangements under IRC Sections 408 and 408A.

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Required Minimum Distribution: The amount required by the IRS to be withdrawn from Your Contract after You reach age 70 1/2 or upon Your death.

Separate Account: The Horace Mann Life Insurance Company Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

Subaccount: A division of the Separate Account that invests in shares of a corresponding Underlying Fund.

Underlying Funds: All open-end management investment companies registered under the Investment Company Act of 1940 that are listed in this document and are available for investment by the Separate Account.

Valuation Date: Any day on which the New York Stock Exchange (“NYSE”) is open for trading and on which the net value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central Time, or the close of the NYSE, if earlier. We deem receipt of any Net Premium or request to occur on a particular Valuation Date if We receive the Net Premium or request (in either case, with all required information and documentation) at Our Home Office before 3:00 p.m. Central Time, or the close of the NYSE if earlier, on that day. If received at or after 3:00 p.m. Central Time, or the close of the NYSE if earlier, We deem receipt to occur on the following Valuation Date.

Valuation Period: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

Variable: The values vary based on the investment performance of the Subaccount(s) selected.

Variable Account: Your portion of the Separate Account set up to receive Net Premiums, any applicable premium bonus and transfers allocated to it.

Variable Account Value: The dollar value of the Variable Investment Options under the Contract before Annuity Payments begin.

Summary

This summary is intended to provide a brief overview of the more significant aspects of the Contract. Certain Contract features described in this prospectus may not be available in all states. More detailed information about the material rights and features under the Contract can be found elsewhere in this prospectus and in the Separate Account Statement of Additional Information. This prospectus discloses all material features and benefits of the Contract. Terms and conditions may be modified as required by law in the State in which the application is signed. Such variations are described in the Contract. This prospectus is intended to serve as a disclosure document that focuses on the Variable portion of the Contract only. For information regarding the fixed portion, refer to the Contract.

Detailed information about the Underlying Funds is contained in each Underlying Fund’s prospectus and in each Underlying Fund Statement of Additional Information.

The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund’s prospectus.

What is the “Separate Account?”

The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

Who may purchase the Contract offered by this prospectus?

Individuals may purchase the Variable flexible premium annuity. The Contract is designed for individuals seeking long-term, tax-deferred accumulation of funds. Purchasing the Contract as an investment vehicle for a Qualified Retirement Plan does not provide any additional tax advantage beyond that already available through the Qualified Retirement Plan.

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. (“HM Investors”). In addition, the Contract may be

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offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of FINRA.

What are my investment choices?

You may invest Your money in up to 24 Investment Options (including the Fixed Account) at any one time.

(a) Separate Account

Includes Subaccounts, each of which invests in one of the following Underlying Funds:

Lifecycle/Target Date Funds

Vanguard® Retirement Income Fund

Vanguard® Target Retirement 2020 Fund

Vanguard® Target Retirement 2025 Fund

Vanguard® Target Retirement 2030 Fund

Vanguard® Target Retirement 2035 Fund

Vanguard® Target Retirement 2040 Fund

Vanguard® Target Retirement 2045 Fund

Vanguard® Target Retirement 2050 Fund

Large Company Stock Funds

Large Value

T Rowe Price Equity Income Fund — Investor Class

Large Core

Vanguard® 500 Index Admiral Shares

Large Growth

T Rowe Price Growth Stock Fund — Investor Class

Mid-Size Company Stock Funds

Mid Value

Vanguard® Selected Value

Mid Core

Vanguard® Extended Market Index Admiral Shares

Mid Growth

Vanguard® Mid-Growth

Small Company Stock Funds

Small Value

T Rowe Price Small-Cap Value Fund — Investor Class

Small Core

Vanguard® Small Cap Index Admiral Shares

Small Growth

T Rowe Price New Horizons Fund — Investor Class

International Stock Funds

Developed Markets

T Rowe Price Overseas Stock Fund — Investor Class

Vanguard® Developed Markets Index — Investor Shares

Emerging Markets

T Rowe Price Emerging Markets Stock Fund — Investor Class

Vanguard® Emerging Markets Stock Index Admiral Shares

Real Estate

T Rowe Price Global Real Estate — Investor Class

Vanguard® REIT Index Admiral Shares

Bond Funds

Corporate Bonds

T Rowe Price New Income Fund — Investor Class

Vanguard® Total Bond Market Index Admiral Shares

Global Bond

T Rowe Price International Bond Fund — Investor Class

High Yield Bond

T Rowe Price Spectrum Income Fund — Investor Class

Vanguard® High-Yield Corporate Fund Investor Shares

Money Market

Vanguard® Federal Money Market Fund

(b) Fixed Account — You also may direct Your money to the fixed account and receive a guaranteed rate of return. The guaranteed rate is established at issue and will be re-determined every 5 years thereafter.

When can I transfer between accounts?

At any time before the Contract’s Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to certain restrictions. The dollar cost averaging program allows You to preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. The dollar cost averaging program is only available before the Annuity Date. For complete details see “The Contract — Transactions.”

May I withdraw all or part of the Contract value before the Annuity Date?

Unless restricted by the Internal Revenue Code of 1986, as amended (“IRC”), or the terms of any employer plan under which Qualified Contracts are issued (if applicable), You may at any time before the Annuity Date surrender Your Contract in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to surrender charges, if applicable, as described in “Deductions and Expenses — Surrender Charges.” In any Contract Year, You may withdraw a portion of Your Account Value without incurring a surrender charge, if applicable.

The IRC provides an additional tax (penalty tax) for early distributions under annuity contracts and various retirement plans. Early distributions from Qualified Contracts, except under certain circumstances. See “Tax Consequences.”

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What are the charges or deductions?

The Contract may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 3.5%.

We will deduct a mortality and expense risk fee (M&E Fee) of 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

We will deduct an annual maintenance fee from Your Account Value on each Contract Anniversary; We will deduct a proportionate amount of this fee upon surrender of Your Contract. This fee may not exceed $25. We sometimes use multiple Contract numbers, with the same first nine digits in the numbers, to segregate multiple sources of funds for a Contract Owner, such as employee versus employer. In these situations, We will deduct only one annual maintenance fee per year for those multiple Contract numbers.

If Your Contract has a surrender charge, We may deduct a surrender charge against surrenders and withdrawals. The surrender charge, if applicable, is a percentage of the Account Value withdrawn or surrendered. For withdrawals from the Variable Account, the surrender charge, if applicable, is deducted from the Contract Owner’s value in the Subaccount(s) from which the withdrawal is made. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.” If Your Contract data page reflects a surrender charge of 0%, We cannot later impose a surrender charge.

Third Party Administration Fee — If Your Contract is purchased under an employer sponsored retirement benefit plan, and the employer has engaged the services of a third party to help with the administration of the plan (“Third Party Administrator”), We reserve the right to collect any fees charged by the Third Party Administrator (“Third Party Administration Fees”) attributable to the Contract from Your Account Value. We will collect these fees only if and to the extent that (1) We are required by the employer to pay such fees, (2) the employer does not prohibit us from collecting such fees from Your Account Value, and (3) the collection of such fees from Your Account Value is allowed by applicable law. The collection of these fees will not be subject to any surrender charge or market value adjustment and will not impact the penalty free withdrawal provision.

What are the federal income tax consequences of investing in this Contract?

Premium payments made on a pre-tax basis through salary reduction (other than amounts designated as Roth contributions), employer amounts, or deductible amounts in the case of traditional IRAs are not subject to current income taxes at the time they are made. Earnings are also not subject to income taxes as they accumulate within the annuity Contract. Except for qualified distributions from Roth-type accounts or after-tax premium payments, Contract benefits will be subject to ordinary income taxes when received in accordance with Section 72 of the IRC.

Distributions from Qualified Contracts (other than traditional IRAs or Roth IRAs) may be restricted by the employer’s plan and the IRC. Early distributions from Qualified Contracts may be subject to a penalty tax and the IRC also generally requires that distributions from Qualified Contracts (other than Roth IRAs) begin by April 1, following the calendar year in which the Contract Owner reaches age 70 1/2. See “Tax Consequences.” These Contracts might not be suitable for short-term investment. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

If I receive my Contract and am dissatisfied, may I return it?

You may return the Contract to HMLIC within 30 days of receipt of the Contract. HMLIC will refund any Variable Account Value plus, any fees or charges deducted from the portion of the premium payment(s) allocated to the Variable Account, plus any premium payments allocated to the fixed account. This amount will be reduced by any withdrawals, excluding surrender charges, and any outstanding loan balance. We will pay the refund within 7 calendar days after We receive the Contract. Upon return of the Contract, it will be deemed void.

When can I begin receiving Annuity Payments, and what options are available?

Payments will begin on the Annuity Date set by the terms of Your Contract. Various Annuity Payment options are available under the Contract. See “The Contract — Annuity Payment Options.”

Annuity Payments are available on a fixed basis.

Distributions from Qualified Contracts may be restricted by the employer’s plan and the IRC. Early distributions may incur a penalty tax, and the IRC also generally requires that distributions from Qualified Contracts (other than Roth IRAs) begin by April 1, following the calendar year in which the Contract Owner reaches age 70 1/2. See “Tax Consequences.”

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Fee Tables and Example

The following tables describe the fees and expenses that You may pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer cash value between Investment Options. State premium taxes may also be deducted.

To determine the Contract You own, look in the bottom left-hand corner of Your Contract for the form number. This prospectus applies to all HMLIC Contracts with a form number of ICC16-469 or IC-469 immediately followed by any combination of 3 letters and/or numbers.

Contract Owner Transaction Expenses:(1)

Surrender Charges (as a percentage of amount surrendered, if applicable)

Surrender Charges During Contract Year	Form ICC16-469 or IC-469 Surrender Charge
1	0%
2	0%
3	0%
4	0%
5	0%
6	0%
7	0%
8	0%
9	0%
Thereafter	0%

Periodic Fees and Expenses

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses.

Annual Maintenance Fee(2)	$25
Separate Account Annual Expenses (as a percentage of average Variable Account Value) Mortality and Expense Risk Fee	1.25%
Total Separate Account Annual Expenses	1.25%

The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2015. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.

Total Annual Underlying Fund Operating Expenses(3)	Lowest	Highest
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.05%	1.24%

The table showing the range of expenses for the Underlying Funds takes into account the expenses of the Lifecycle/Target Date Funds, each of which is a “fund of funds.” A “fund of funds” purchases shares of other funds (each an “Acquired Fund”).

(1)

Any premium taxes relating to this Contract may be deducted from the premium or deducted from the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence. Premium taxes currently range from 0% to 3.5%.

(2)

We deduct a pro rata portion of this fee upon the surrender of the Contract. We sometimes use multiple Contract numbers, with the same first nine digits in the numbers, to segregate multiple sources of funds for a Contract Owner, such as employee versus employer. In these situations, We will deduct only one annual maintenance fee per year for those multiple Contract numbers.

(3)

The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. The expenses shown are those for the year ended December 31, 2015. Current or future expenses may be greater or less than those shown. These numbers do not reflect any waivers currently in place. The Underlying Funds may impose a redemption fee on certain transactions and these are not reflected above. Please see “Transactions-Market Timing” for a discussion of these fees.

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Each “fund of funds” has its own set of operating expenses, as does each of the Acquired Funds in which it invests. In determining the range of Underlying Fund expenses, We have taken into account the information received from each Lifecycle/Target Date Fund on the combined actual expenses for each such “fund of funds,” which include the pro rata portion of the fees and expenses incurred indirectly by a Lifecycle/Target Date Fund as a result of its investment in shares of one or more Acquired Funds. See the prospectus for the Lifecycle/Target Date Funds for a presentation of the applicable Acquired Fund fees and expenses.

Example

This Example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, the Annual Maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses.

The Example assumes that You invest $10,000 in the Variable Account of the Contract for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the Underlying Funds as of December 31, 2015, without reflecting the impact of any Underlying Fund fee or expense waivers, and that no surrender charge applies to Your Contract. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:

If You surrender Your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$275	$843	$1,433	$3,017

If You do NOT surrender or if You annuitize Your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$275	$843	$1,433	$3,017

Please remember that the Example is simply an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.

Condensed Financial Information

As of March 9, 2017 no Contracts had been sold. Therefore, we have not provided any condensed financial information for this Contract.

Financial statements of the Separate Account and of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and of the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission request to (877) 832-3785 or by telephoning (800) 999-1030 (toll-free).

Horace Mann Life Insurance Company, The Fixed Account, The Separate Account and The Underlying Funds

Horace Mann Life Insurance Company

HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

The Fixed Account

The fixed account is part of HMLIC’s general account. We use general account assets to support Our insurance and annuity obligations other than those funded by separate accounts. Unlike the Separate Account, the general account isn’t segregated or

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insulated from claims of HMLIC’s creditors. You must depend on the financial strength of HMLIC for satisfaction of HMLIC’s obligations under the Contract. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the fixed account. HMLIC bears the full investment risk for all amounts contributed to the fixed account. HMLIC guarantees that the amounts allocated to the fixed account under the Contracts will be credited interest daily at an annual effective interest rate as specified in Your Contract. We will determine any interest rate credited in excess of the guaranteed rate at Our sole discretion. For additional information about the fixed account, see Your Contract. The fixed account has not been registered with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Separate Account

On October 9, 1965, HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Contract and without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Contract, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC’s assets are available to meet its obligations and expenses under the Contract. HMLIC is solely responsible for its obligations under the Contract.

The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Contract Owner instructions.

The Underlying Funds

Each of the Underlying Funds is registered with the Securities and Exchange Commission (“SEC”) as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

The Underlying Funds are listed below along with their primary investment objectives and the adviser to each Underlying Fund. There is no assurance that any of the Funds will achieve its stated objective. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (877) 832-3785, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC’s website at horacemann.com. Once in the site, click on the “Financial Services” tab, then “Annuities” and then “Prospectuses Online”.

Name	Objective	Investment Type	Adviser
Vanguard® Retirement Income Fund	Current income/Capital appreciation	Lifecycle/Target date funds	The Vanguard Retirement Income Fund is advised by The Vanguard Group, Inc.

Vanguard® 2020 Fund	Current income/Capital appreciation	Lifecycle/Target date funds	The Vanguard Target Retirement 2020 Fund is advised by The Vanguard Group, Inc.

Vanguard® 2025 Fund	Current income/Capital appreciation	Lifecycle/Target date funds	The Vanguard Target Retirement 2025 Fund is advised by The Vanguard Group, Inc.

Vanguard® 2030 Fund	Current income/Capital appreciation	Lifecycle/Target date funds	The Vanguard Target Retirement 2030 Fund is advised by The Vanguard Group, Inc.

Vanguard® 2035 Fund	Current income/ Capital appreciation	Lifecycle/Target date funds	The Vanguard Target Retirement 2035 Fund is advised by The Vanguard Group, Inc.

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Name	Objective	Investment Type	Adviser
Vanguard® 2040 Fund	Current income/Capital appreciation	Lifecycle/Target date funds	The Vanguard Target Retirement 2040 Fund is advised by The Vanguard Group, Inc.

Vanguard® 2045 Fund	Current income/Capital appreciation	Lifecycle/Target date funds	The Vanguard Target Retirement 2045 Fund is advised by The Vanguard Group, Inc.

Vanguard® 2050 Fund	Current income/Capital appreciation	Lifecycle/Target date funds	The Vanguard Target Retirement 2050 Fund is advised by The Vanguard Group, Inc.

T Rowe Price Equity Income Fund — Investor Class	Long-term capital growth	Large value	The T. Rowe Price Equity Income Fund — Investor Class is advised by T. Rowe Price Associates, Inc.

Vanguard 500 Index Admiral Shares	Long-term capital growth	Large core	The Vanguard 500 Index Admiral Shares is advised by The Vanguard Group, Inc.

T Rowe Price Growth Stock Fund — Investor Class	Long-term capital growth	Large growth	The T. Rowe Price Growth Stock Fund — Investor Class is advised by T. Rowe Price Associates, Inc.

Vanguard Selected Value	Long-term capital appreciation and income	Mid value	The Vanguard Selected Value Fund is advised by The Vanguard Group, Inc.

Vanguard Extended Market Index Admiral Shares	Long-term capital growth	Mid core	The Vanguard Extended Market Index Admiral Shares is advised by The Vanguard Group, Inc.

Vanguard Mid Growth Fund	Long-term capital appreciation	Mid growth	The Vanguard Mid Growth Fund is advised by The Vanguard Group, Inc.

T Rowe Price Small-Cap Value Fund — Investor Class	Long-term capital growth	Small value	The T. Rowe Price Small Cap Value Fund

Vanguard Small Cap Index Admiral Shares	Long-term capital growth	Small core	The Vanguard Small Cap Index Admiral Shares is advised by The Vanguard Group, Inc.

T Rowe Price New Horizons Fund — Investor Class	Long-term capital growth	Small growth	The T. Rowe Price New Horizons Fund — Investor Class is advised by T. Rowe Price Associates, Inc.

T Rowe Price Emerging Markets Stock Fund — Investor Class	Long-term capital growth	International stock funds	The T. Rowe Price Emerging Markets Stock Fund — Investor class is advised by T. Rowe Price Associates, Inc.

T Rowe Price Overseas Stock Fund — Investor Class	Long-term capital growth	International stock funds	The T. Rowe Price Overseas Stock Fund — Investor Class is advised by T. Rowe Price Associates, Inc.

Vanguard Developed Markets Index — Investor Shares	Long-term capital growth	International stock funds	The Vanguard Developed Markets Index — Investor Shares is advised by The Vanguard Group, Inc.

Vanguard Emerging Markets Stock Index Admiral Share	Capital appreciation	International stock funds	The Vanguard Emerging Markets Stock Index Admiral Shares is advised by The Vanguard Group, Inc.

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Name	Objective	Investment Type	Adviser
T Rowe Price Global Real Estate — Investor Class	Current income/Capital appreciation	Real estate	The T. Rowe Price Global Real Estate — Investor Class is advised by T. Rowe Price Associates, Inc.

Vanguard REIT Index Admiral Shares	Long-term total return/Capital appreciation	Real estate	The Vanguard REIT Index Admiral Shares is advised by The Vanguard Group, Inc.

T Rowe Price New Income Fund — Investor Class	Income/Preservation of capital	Corporate bond	The T. Rowe Price New Income Fund — Investor Class is advised by T. Rowe Price Associates, Inc.

Vanguard Total Bond Market Index Admiral Shares	Current income	Corporate bond	The Vanguard Total Bond Market Index Admiral Shares is advised by The Vanguard Group, Inc

T Rowe Price International Bond Fund — Investor Class	High Current income/Capital appreciation	Global bond	The T. Rowe Price International Bond Fund — Investor Class is advised by T. Rowe Price Associates, Inc.

T Rowe Price Spectrum Income Fund — Investor Class	Current income	High yield bond	The T. Rowe Price Spectrum Income Fund — Investor Class is advised by T. Rowe Price Associates, Inc.

Vanguard High-Yield Corporate Fund Investor Shares	Current income	High yield bond	The Vanguard High-Yield Corporate Fund Investor Shares is advised by The Vanguard Group, Inc.

Vanguard Federal Money Market Fund	Current income/Preservation of capital	Money market	The Vanguard Federal Money Market Fund Investor Shares is advised by The Vanguard Group, Inc.

The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or Qualified Retirement Plans, or to certain pension and retirement plans qualifying under Section 401 of the IRC. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.

The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

Limit on Number of Subaccounts Selected — HMLIC reserves the right to limit the number of Investment Options selected at one time during the accumulation phase or the annuitization phase of Your Contract.

Selection of Underlying Funds — We select the Underlying Funds offered through the Separate Account based on several criteria, including asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualifications of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund, its adviser or sub-adviser or an affiliate will make payments to Us or Our affiliates. (For additional information on these arrangements, see “Payments We Receive.”) We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net Premium and/or transfers of Account Value if We determine, in consultation with the sponsor of any employer plan under which Qualified Contracts are issued (if applicable), that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund. You bear the risk of any decline in Your Variable Account Value resulting from the performance of the Underlying Funds You have chosen.

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Separate Account Pricing Agreement — Effective April 15, 2005, HMLIC entered into an agreement with State Street Bank and Trust Company (“State Street”), a national banking association located at 801 Pennsylvania Avenue, Kansas City, MO 64105, to calculate the daily Accumulation Unit Value for each Subaccount and to maintain certain required accounting records.

Addition, Deletion, or Substitution of Underlying Funds — We do not guarantee that each Underlying Fund will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

Voting Rights — We are the legal owner of the Underlying Fund shares held in the Separate Account and have the right to vote on all matters submitted to the Underlying Fund shareholders. Nevertheless, unless otherwise restricted by the retirement plan under which the Contract is issued, each Contract Owner has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

Before a vote of Underlying Fund shareholders, Contract Owners will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares. The number of votes that may be cast by a Contract Owner is based on the number of units owned as of the record date of the shareholder meeting.

We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC, in proportion to the vote by Contract Owners who allocate or transfer amounts to the Subaccounts, as long as such action is required by law. Therefore, the outcome of the vote could be decided by a few Contract Owners who provide timely voting instructions. Should federal securities laws, regulations, or interpretations change, We may elect to vote Underlying Fund shares in Our own right. If required by state insurance officials, or if permitted under federal regulation, We may disregard certain Contract Owner voting instructions under certain circumstances.

The Contract

Contract Owners’ Rights

The Contract will be issued as a Qualified Contract under a Qualified Retirement Plan. These types of Contracts are subject to certain tax restrictions. See “Tax Consequences.”

For Qualified Contracts, the Contract Owner may be required to forego certain rights granted by the Contract and should refer to the provisions of his or her Contract, the provisions of the plan or trust instrument and/or applicable provisions of the IRC.

Unless otherwise provided by law, and subject to the terms of any governing plan or trust, or to the rights of any irrevocable beneficiary, the Contract Owner may exercise all privileges of ownership, as defined in the Contract. These privileges include the right during the period specified in the Contract to change the beneficiary, and to agree to a modification of the Contract terms. When multiple Contract numbers, with the same first nine digits in the Contract numbers, are used to segregate multiple sources of funds for a Contract Owner, such as employee versus employer, beneficiaries must be consistent for all such Contract numbers, and the death benefit will be determined as the aggregate death benefit for all such Contract numbers. No designation or change in designation of a beneficiary will take effect unless We receive written request therefor at Our Home Office or the Contract Owner completes the beneficiary change request on Our secure website. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received. An assignment of ownership of a Qualified Contract is generally prohibited.

This prospectus describes only the variable portions of the Contract. On the Annuity Date, the Contract Owner has certain rights to acquire fixed annuity options. See the Contract for details regarding fixed Annuity Payments.

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Purchasing the Contract

To purchase a Contract, You must complete an application bearing all requested signatures and a suitability form. For 457(b) and 401 Contracts the employer will purchase the Contract on behalf of the employee but the employee will be required to complete an application and suitability form.

Applications are to be sent, along with Your premium payment, to Our Home Office. If the appropriate broker-dealer has approved the suitability of the sale, Your application is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Contract within two business days of its receipt, and credit Your initial Net Premium to Your Contract. We deem receipt to occur on a Valuation Date if We receive a properly completed application and initial premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

If an incomplete application is received, HMLIC will promptly request additional information needed to process the application. Any initial premium payment received by HMLIC will be held in a suspense account, without interest, for a period not exceeding five business days unless otherwise directed by the applicant. If the necessary information is not received within these five business days HMLIC will return any initial premium payment received by HMLIC, unless otherwise directed by the applicant.

We generally will not issue You a Contract if the Annuitant is older than age 85 on the date the Contract would take effect. Under certain circumstances, however, We may issue Contracts above this maximum issue age.

Although We do not anticipate delays in Our receipt and processing of applications or premium payments, We may experience such delays to the extent agents fail to forward applications and premium payments to Our Home Office on a timely basis.

Canceling the Contract

You have the right to cancel a Contract for any reason within 30 days after You receive the Contract. To cancel a Contract, You must provide written notice of cancellation and return the Contract to Us at Our Home Office, or to the agent who sold it, within this “free look period.” HMLIC will refund the Variable Account Value plus, any fees or charges deducted from the portion of the premium payment(s) allocated to the variable account, plus any premium payments allocated to the fixed account. This amount will be reduced by any withdrawals, excluding surrender charges, and any outstanding loan balance. We will pay the refund within 7 calendar days after We receive the Contract. Upon return of the Contract, it will be deemed void.

Premium Payments

Amount and Frequency of Premium Payments — Net Premium payments allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum premium payment for the Contract is $25 per month or $300 per year. HMLIC limits the maximum cumulative premium to $1 million without Our prior approval. After the first contract year, we reserve the right to limit premium payments to a maximum of $25,000 each contract year.

The IRC limits the amounts which may be contributed to Qualified Retirement Plans. See “Tax Consequences — Contribution Limitations and General Requirements Applicable to Qualified Retirement Plans.”

Allocation of Net Premiums — When You complete Your application, You will give Us instructions on how to allocate Your Net Premium payments among the fixed account and/or the available Subaccounts. The amount You direct to a particular Subaccount or to the fixed account must be in whole number percentages from 5% to 100% of the Net Premium payment. If You make additional premium payments, We will allocate the Net Premiums in the same manner as Your initial Net Premium payment. A request to change the allocation of premium payments will be effective on the Valuation Date of receipt of the request by HMLIC’s Home Office unless a future date is requested. The Contract Owner may request a change of allocation at any time.

Accumulation Units and Accumulation Unit Value — Net Premiums allocated to the Separate Account are credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Premium payments is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, expenses and the deduction of certain charges under the Contract.

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Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Date. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

•	the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
•	plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
•	minus the dollar amount of the mortality and expense risk fee and applicable rider charges We deduct for each day in the Valuation Period;
•	divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

Transactions

Good Form — The information in this section of the prospectus sets forth specific information and documentation that must be received by Us at Our Home Office in order to process requests for certain types of transactions. In addition to the specific requirements set forth below, Your instructions must be sufficiently clear so that We do not need to exercise any discretion to follow such instructions; and We must receive all of the information and supporting legal documentation We require in order to effect the transaction. Transaction requests made with such instructions, and including such information and supporting documentation, are referred to in this prospectus as being “in good form”.

Transfers — Subject to certain restrictions, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, at any time before the Annuity Date. We reserve the right to limit transfers from the fixed account to the Subaccounts before the Annuity Date as follows and, therefore, You should carefully consider whether investment in the fixed account meets your investment criteria:

•	No more than 25% of the Fixed Account Value can be transferred to one or more Subaccounts during a 365 day period.
•

Any request to transfer the total Fixed Account Value to one or more Subaccounts will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year before the final transfer.

We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Contract Owners. We also reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if, in Our judgment, the Contract Owner is using the Contract for the purposes of market timing or for any other purpose that We, in Our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the “Market Timing” section below.

You may transfer value from one existing Investment Option into as many as 10 other Investment Options. The minimum amount that can be transferred is $100 or the entire dollar value of the Subaccount(s), whichever is less.

A Contract Owner may elect to transfer funds between Subaccounts and the fixed account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (877) 832-3785, by telephoning (800) 999-1030 (toll-free), or by accessing Our website at horacemann.com and looking in the “My Account” section.

Caution: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider’s, Your agent’s, or Our’s, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make Your transaction request in writing to Our Home Office. You also should protect Your validating information, because self-service options will be available to anyone who provides Your validating information. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

Depending on the means used to request a transfer, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Contract Owner and the Contract number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Investment Options from which and to which the transfer is to be made. Transfers are effective on the Valuation Date of receipt of the request in good form at Our Home Office unless a future date is requested. See “Other Information — Forms Availability.”

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Dollar Cost Averaging — Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. The minimum amount to be transferred to any one Investment Option is 5%. HMLIC reserves the right to limit the number of Investment Options and which Investment Options are available for the dollar cost averaging program. You may request dollar cost averaging by submitting a written request to Horace Mann Life Insurance Company at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section. This option is only available before the Annuity Date.

The transfers will begin on the Valuation Date of receipt of the request in good form in HMLIC’s Home Office and will continue on this day each period until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC’s Home Office either by writing to P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section.

Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amounts to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

Rebalancing — Rebalancing is the periodic adjusting of Investment Option balances to maintain a pre-established asset allocation strategy. You may request a rebalancing of Your Account Value either once or on a periodic basis.

For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Contract Owner. The minimum percentage that may be transferred to any one Investment Option is 5%. HMLIC reserves the right to limit the number of Investment Options and which Investment Options are available for the rebalancing program. HMLIC also reserves the right to require a minimum Account Value of no greater than $5,000 before a request for rebalancing is approved. You may request rebalancing by submitting a written request to Horace Mann Life Insurance Company at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section. This option is only available before the Annuity Date.

Rebalancing will begin on the Valuation Date of receipt of the request in good form in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either by writing to P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the percentage to be maintained in each option, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website. Your rebalancing request must match your premium allocation. If we receive a request to rebalance to allocations different from the current premium allocation, we will change the premium allocations to those on the rebalancing request.

Changes to Premium Allocations — A Contract Owner may elect to change the allocation of future Net Premium payments at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785, or by accessing Our website at horacemann.com and looking in the “My Account” section. Depending on the means used to request a change, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, be accompanied by validating information, (2) include the Contract Owner’s name and Contract number, and (3) specify the new allocation percentage for the fixed account

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and/or for each Subaccount (in whole percentages). Allocations made to the fixed account or to one or more Subaccounts must total 100%. Changes in allocation instructions are effective on the Valuation Date of receipt of the request in good form by Our Home Office unless a later date is requested. See “Other Information — Forms Availability.”

Market Timing — The Contract and the Subaccounts are not designed for “market timing” through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers among the Subaccounts or between the Subaccounts and the fixed account. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds’ investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Contract Owners and their Contract performance, more specifically.

If We determine, in Our sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, We will take action to protect the other Contract Owners and/or terminate the Contract. In making these determinations, We may consider the combined transfer activity of Contracts that We believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all owners of a particular Contract.

We reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if, in Our judgment, the Contract Owner is using the Contract for the purposes of market timing or for any other purpose that We, in Our sole discretion determine to be potentially detrimental to other shareholders of an Underlying Fund. We may require future transfer requests under the Contract to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Contract. If this restriction is imposed, We will reverse within one business day any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Contract Owners, it will notify You in writing of any restrictions.

The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as Our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Contract owners may be subject to the risks described above.

The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. For example, Underlying Funds may assess a redemption fee (which We reserve the right to collect) on shares held for a relatively short period of time. Such policies and procedures may be more or less restrictive than HMLIC’s policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

Contract Owners should be aware that We are required to provide to an Underlying Fund, promptly upon request, certain information about the trading activity of individual Contract Owners, and to restrict or prohibit further purchases or transfers by specific Contract Owners identified by the Underlying Fund as violating the frequent trading policies established for that Underlying Fund.

Surrender or Withdrawal Before Commencement of Annuity Period — Account Value may only be withdrawn from Qualified Contracts (other than traditional IRAs and Roth IRAs) under certain circumstances. (See “Tax Consequences.”) However, if not restricted by the IRC or employer plan under which the Contract is issued, You may surrender the Contract or withdraw part of Your Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100 minimum and may not reduce the Contract Owner’s Account Value to less than $100.

The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a request for surrender or partial withdrawal in good form in Our Home Office. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Contract Owner. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distributions. (See “Tax Consequences.”)

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A Contract Owner eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, HMLIC form to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. The kind of HMLIC form to be used will depend on whether any proceeds from the withdrawal/surrender are to be sent to any party other than the Contract Owner. A Contract Owner may request a HMLIC withdrawal/surrender form by writing to P.O. Box 4657, Springfield, Illinois 62708-4657 or by calling 800-999-1030 or may download the form on Our secure website at horacemann.com. Depending on the volume of transaction requests received at Our Home Office, We may take up to 5 business days following Our receipt of a request for a withdrawal/surrender form to mail the form. Telefacsimile (FAX) transmissions and photocopies of the withdrawal/surrender request will be accepted only if all withdrawal/surrender proceeds are to be sent to the Contract Owner and the request, if sent by FAX, is sent to (877) 832-3785. When a request is received by FAX and the withdrawal/surrender proceeds exceed $250,000, We will confirm receipt of the request with the Contract Owner. Telefacsimile (FAX) transmissions and photocopies of the withdrawal/surrender request will not be accepted if any proceeds of the withdrawal/surrender are not to be sent to the Contract Owner. See “Tax Consequences” and “Other Information — Forms Availability.”

Withdrawals and surrenders will be processed either on a Valuation Date specified by You in a request, provided the Valuation Date specified occurs on or after receipt of the request in good form at Our Home Office, or on the Valuation Date of such receipt of a request in good form at Our Home Office.

For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will process the surrender or withdrawal but We will not release your distribution until the full 15 days following the address change has passed.

Surrenders and withdrawals from any Subaccount are not currently subject to surrender charges.

If Your Contract data pages reflect a surrender charge of 0%, We cannot later impose a surrender charge.

If Your Contract has a surrender charge, the surrender charge is assessed on the basis of the amount surrendered or withdrawn from the Subaccount(s), but will never exceed 9% of Your total Net Premium payments to a Subaccount during the lifetime of the Contract. For example, if a Contract Owner’s Subaccount value is $12,000 and Net Premium payments to date equal $10,000 and the Contract Owner surrenders the Contract, then the surrender charge may not exceed 9% of $10,000 ($900).

If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC’s premium tax liability resulting from the surrender or withdrawal will be to HMLIC’s benefit.

If You request a withdrawal for hardship purposes from Your 403(b) Contract using the safe harbor regulations of the IRC, You will be suspended from making contributions to this and all other plans of Your employer for six months (or an additional period of time as may be provided in Your plan). You should consult with Your plan administrator for further guidance before making a hardship withdrawal. After the six-month period (or other applicable period) is completed, You may resume making contributions.

Systematic Withdrawals — You may select systematic withdrawals, and You may choose monthly, quarterly, semi-annual or annual withdrawals. The 29th, 30th and 31st days of the month are not allowed as start dates. Each withdrawal must be for at least $100 and the minimum duration is 12 months. HMLIC may restrict some Investment Options from being available for this program. Any applicable surrender charges will apply. Only one systematic withdrawal option can be effective at one time. The systematic withdrawal option is not available on Contracts with an active dollar cost averaging program. HMLIC provides the following systematic withdrawal options:

•	Required minimum distribution — Allows You to receive Your IRS Required Minimum Distribution periodically throughout the calendar year.
•

Free out only — Allows You to receive Your Contract free out amount in periodic payments through the year. Your Contract free out is the amount You are allowed to withdraw each year without incurring any Contract penalties.

•	Interest only — Allows You to receive the interest earned in the fixed account under Your Contract in periodic payments through the year.
•	Fixed amount — Allows You to receive a specified amount in periodic payments.
•	Percent of account value — Allows You to withdraw a percentage of Your Account Value in periodic payments.
•

Substantially equal periodic payments — Allows You to receive periodic payments throughout a year as required by the IRC and related rules to receive withdrawals without penalty tax prior to age 59 1/2.

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A Contract Owner eligible for systematic withdrawals may elect this option by submitting a signed, HMLIC form to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A Contract Owner may request a HMLIC systematic withdrawal form by writing to P.O. Box 4657, Springfield, Illinois 62708-4657 or by calling 800-999-1030 or by accessing Our secure website at horacemann.com and looking in the “My Account” section.

Payments We Make — HMLIC ordinarily completes a transaction within seven calendar days after receipt of a request in good form to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Contract is determined as of the Valuation Date on which a transaction request in good form is received. However, determination of Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading on the NYSE is restricted by the Securities and Exchange Commission; (2) any period when the SEC determines that an emergency exists that makes it not reasonably practicable to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the Securities and Exchange Commission to protect persons with interests in the Separate Account. In addition, if pursuant to SEC rules, the Vanguard Federal Money Market Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, We will delay the payment of any transfer, surrender, partial withdrawal, loan (if applicable) or Annuitized Value from the Fund until the Portfolio is liquidated.

We reserve the right to defer payment of amounts from the fixed account for up to six months after receipt of Your written request in good form, but only after We have made a written request and received written approval of the applicable state insurance regulator. We will pay interest from the date of receipt of Your written request in good form on any payment deferred for 30 days or more at the applicable interest rate.

If You have submitted a check or draft to Our Home Office, We may defer payment of the amount of such check or draft from the payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, We may be required to reject a premium payment and/or block a Contract Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans (if applicable), or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Contract Owner or a Contract Owner’s account to governmental regulators.

Confirmations — HMLIC mails written confirmations of premium payments and systematic withdrawals to Contract Owners on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals (other than systematic withdrawals) and surrenders are mailed to Contract Owners within seven calendar days of the date the transaction occurred.

If a Contract Owner believes that the confirmation statement contains an error, the Contract Owner should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (877) 832-3785, or by telephoning (800)  999-1030 (toll free).

Deductions and Expenses

We make certain charges and deductions under the Contract. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume. The fees and charges deducted under the Contract may result in a profit to Us.

Services and Benefits We Provide

•	the death benefit, and cash benefits under the Contract
•	Investment Options, including Net Premium allocations
•	administration of elective options
•	the distribution of reports to Contract Owners
•	Annuity Payment options

Costs and expenses We incur:

•	costs associated with processing applications and with issuing and administering the Contract
•	overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contract

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•	other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees
•	costs associated with acting as an approved investment provider in an employer’s plan, such as recordkeeping or administration fees (for example, third party administrator fees)

Risks We assume:

•	that the costs of providing the services and benefits under the Contracts exceed the charges We deduct

Waiver, Reduction or Elimination of deductions and expenses

We may reduce, waive or eliminate any of the deductions or expenses for Qualified Contracts sold under a particular employer’s Qualified Retirement Plan. Any such reduction will reflect the differences We expect in distribution costs or services meant to be defrayed by such charges. Factors We consider for a reduction, waiver or elimination of deductions or expenses include, but are not limited to, the following:

•	The number of participants under the Qualified Retirement Plan;
•	The type and nature of the Qualified Retirement Plan;
•	The expected level of assets and/or cash flow under the Qualified Retirement Plan;
•	Our agents’ involvement in sales activities;
•	Our sales-related expenses;
•	Distribution provisions under the Qualified Retirement Plan;
•	The Qualified Retirement Plan’s purchase of one or more other variable annuity contracts from Us and the features of those contracts;
•	The level of employer involvement in determining eligibility for distributions under the Qualified Contracts; and
•	Our assessment of financial risk to Us relating to withdrawals.

We will not reduce, waive or eliminate any deduction or expense in a manner that is unfairly discriminatory against any person.

We may also apply different deduction and expense provisions in Qualified Contracts issued to employees or members of certain employer groups or associations which have negotiated the Qualified Contract terms on behalf of their employees or members. We will offer any resulting deduction or expense uniformly to all employees or members in the group.

Premium Taxes — Certain state and local governments levy a premium tax, currently between 0% and 3.5%. Any premium taxes relating to the Contract may be deducted from the premium payments or the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

Third Party Administration Fees — If Your Contract is purchased under an employer sponsored retirement benefit plan, and the employer has engaged the services of a third party to help with the administration of the plan (“Third Party Administrator”), We reserve the right to collect any fees charged by the Third Party Administrator (“Third Party Administration Fees”) attributable to the Contract from Your Account Value. We will collect these fees only if and to the extent that (1) We are required by the employer to pay such fees, (2) the employer does not prohibit us from collecting such fees from Your Account Value, and (3) the collection of such fees from Your Account Value is allowed by applicable law. The collection of these fees will not be subject to any surrender charge or market value adjustment and will not impact the penalty free withdrawal provision.

Surrender Charges — If Your Contract has a surrender charge and You make a withdrawal or surrender under the Contract, HMLIC will assess a charge to compensate it for the cost of selling the Contract. If Your Contract data pages reflect a surrender charge of 0%, We cannot later impose a surrender charge.

Withdrawals may not be made from Qualified Contracts (other than traditional IRAs and Roth IRAs), except under certain circumstances. (See “Tax Consequences.”) However, if not restricted by the IRC or employer plan under which the Contract is issued, a Contract Owner may surrender the Contract in whole or withdraw a portion of the Account Value for cash before Annuity Payments begin.

HMLIC reserves the right to waive either a portion or the whole surrender charge, if applicable, in some situations. In some situations, You may make a withdrawal with no surrender charge. Please see Your Contract for further details. For further information regarding surrender or withdrawals see “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

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Annual Maintenance Fee — We will deduct an annual maintenance fee of no more than $25 from each Contract on the Contract anniversary date. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of this Contract. We sometimes use multiple Contract numbers, with the same first nine digits in the numbers, to segregate multiple sources of funds for a Contract Owner, such as employee versus employer. In these situations, We will deduct only one annual maintenance fee per year for those multiple Contract numbers.

The annual maintenance fee ceases when You apply the Annuitized Value to an Annuity Payment option. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Contract. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Contract.

Mortality and Expense Risk Fee (“M&E Fee”) — For assuming mortality and expense risk, We apply an asset charge to the Subaccounts. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

If this charge, combined with any other charges under the Contract does not cover Our total costs for services rendered and expenses incurred, We absorb the loss. Conversely, if the fees and charges more than cover Our actual costs, the excess is added to Our surplus.

Operating Expenses of the Underlying Funds — The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund’s prospectus.

Death Benefit

Death Benefit Proceeds

If a Contract Owner dies (or the sole Annuitant dies and the sole Contract Owner is not a natural person) before the Annuity Date and while the Contract is in force, We will pay a death benefit to the beneficiary designated by the Contract Owner. The death benefit ends at the Annuity Date. When multiple Contract numbers, with the same first nine digits in the number, are used to segregate multiple sources of funds for a Contract Owner, such as employee versus employer, beneficiaries must be consistent for all such Contract numbers, and the death benefit will be determined as the aggregate death benefit for all such Contract numbers. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant’s statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us. Where there are multiple beneficiaries, only one certified death certificate will be required.

If, pursuant to SEC rules, the Vanguard Federal Money Market Fund Portfolio suspends payment of redemption proceeds in connection with a liquidation of the Fund, We will delay the payment of any death benefit from the Fund until the Fund is liquidated.

The beneficiary will receive the greater of:

1.	the Account Value; or

2.	the Net Premium paid, less an adjustment for any withdrawals and an adjustment for any outstanding loan balance.

At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under “The Contract — Annuity Payment Options.” If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to his/her designated beneficiary. Any part of a Contract Owner’s interest payable to a minor child will be paid to the child’s legal guardian for the benefit of the child.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract’s maturity date or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but after a thorough search We are not able to locate the beneficiary, or the beneficiary does not claim the death benefit in a timely manner, the death benefit will be paid to the unclaimed property office of the state in which the beneficiary or the Contract Owner last resided, as shown on our books and records, or to Our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit or contract proceeds if the beneficiary or owner of the property presents a timely claim with the proper documentation to the applicable state. To help prevent such escheatment, it is important that You keep Your desired beneficiary designations up to date, including full names and complete addresses, if and as they change.

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Annuity Payments

Qualified Contracts often have certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Contracts (except Roth IRAs) must begin by April 1 following the calendar year in which the Contract Owner reaches age 70 1/2. (See “Tax Consequences.”) The Contract provides for fixed Annuity Payment options. The Contract Owner may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a request in good form to Our Home Office.

The Contract Owner may elect to have a portion of the Account Value applied to purchase Annuity Payments, leaving the remainder of the Account Value in the Contract. The portion applied to purchase Annuity Payments may be subject to taxes and an additional 10% penalty tax. See “Tax Consequences — Partial Annuitization” below. The portion of the Account Value applied to purchase Annuity Payments will be treated as a withdrawal for purposes of determining any death benefit. If the selected Annuity Payment option allows withdrawals, any withdrawal made may have tax consequences, may affect any subsequent Annuity Payments, and may be subject to surrender charges.

We will process the request so that the Annuity Payments begin as of the date requested except the 29th, 30th or 31st of the month. We will transfer Your Variable Account Value to the fixed account on the Valuation Date Your request in good form is received in Our Home Office. Your Net Premium allocation(s) will be changed to the fixed account. Generally, at the time an Annuity Payment option is selected, a Contract Owner must elect whether to have federal and state income taxes withheld. (See “Other Information — Forms Availability” and “Tax Consequences.”)

In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Annuity Payments remain level throughout the payout period, except in the case of certain joint and survivor Annuity Payment options and Annuity Payment options with an Increase option (as described below), and are paid in monthly, quarterly, semiannual, and annual installments. If the Annuitized Value to be applied under any one Annuity Payment option is less than $2,000 or if the option chosen would provide Annuity Payments of less than $20 per month at the Annuity Date, then the Annuitized Value may be paid in a lump sum.

Certain of the Annuity Payment options available under a Contract can be selected with an Increase option or a Refund at Death option. These optional features must be selected at the time You elect an Annuity Payment option.

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if an Increase option is selected, Annuity Payments will increase on each anniversary of the Annuity Date based on the increase percentage selected (1%, 2%, 3%, 4% or 5%). If You select an Increase option, then Your initial Annuity Payment (to which the increase percentage selected will apply) will be lower than the Annuity Payment You would receive under the Annuity Payment option without the Increase option.

•	The Cash Refund at Death option pays You, upon the Annuitant’s death, the difference between the Annuitized Value and the Annuity Payments made to date.

The death benefit ends upon full annuitization of the Contract.

Annuity Payment Options

Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years — Annuity Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Annuitant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Annuitant lives, or until all guaranteed payments have been made, whichever is later.

Under the Life Annuity with Payments Guaranteed for Life Only option, it is possible that only one Annuity Payment will be made if the Annuitant’s death occurs before the scheduled date of the second Annuity Payment. With the Life Annuity with Payments Guaranteed for Life Only, You may elect a Cash Refund at Death option or an Increase option. With a Life Annuity with Payments Guaranteed for 10, 15, or 20 Years. You may elect an Increase option.

Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

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After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Payments for a Specified Period — Annuity Payments are made to the Contract Owner beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the surrender charge period.

Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

You may elect whether to have the right to make withdrawals. If you elect not to have the right to make withdrawals, (1) You may elect an Increase option and (2) after the Annuity Date, this Annuity Payment option cannot be changed.

If You elect to have the right to make withdrawals, You may change this Annuity Payment option after the Annuity Date. Any change or withdrawal of Annuitized Value You make may affect any subsequent Annuity Payments and may have tax consequences. Surrender charges may apply. If You surrender the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Contract will terminate. Thereafter, HMLIC will be free of any liability for the terminated Contract.

Joint and Survivor Annuity — Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

The available survivor options are to pay during the lifetime of the survivor (1) 50%, (2) 66 2/3%, or (3) 100% of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Contract Owner dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made. With the Joint and Survivor Annuity, You may elect an Increase option. With the Joint and 100% Survivor Annuity, You may elect an Increase option or the Cash Refund at Death option.

Other Payout Options

If the Contract Owner does not wish to elect one or more of the Annuity Payment options described above, the Contract Owner may:

a.	receive the proceeds in a lump sum less any applicable surrender charges, or

b.	leave the Contract with HMLIC and receive the value under any applicable required minimum distribution requirements of IRC Section 401(a) (9), see “Taxation of Qualified Contracts — Required Minimum Distributions,” or

c.	elect any other payout option that HMLIC makes available.

Amount of Annuity Payments

The Annuitized Value will be applied to purchase the Annuity Payment option You select.

Annuity Payments — Except in the case of certain joint and survivor Annuity Payment options and Annuity Payment options with an Increase option (as described above), the amount of each Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

Misstatement of Age or Gender (if a Gender-Specific Contract has been Issued)

If any age or gender (if a gender-specific contract has been issued) has been misstated, We will pay Annuity Payments in the amount which would have been paid at the correct age and gender (if a gender-specific contract has been issued). We will deduct any overpayments We have made, including interest of 5 percent per year, from future payments. We will pay any under payments, including interest of 5 percent per year, in a lump sum to the Contract Owner if living, otherwise to the beneficiary(ies).

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Tax Consequences

The following discussion of federal income tax consequences is only a brief summary and is not intended as tax advice. The tax rules governing the provisions of annuity contracts are extremely complex, often difficult to comprehend and may be changed at any time. This discussion does not address special rules, prior tax laws, gift, estate/transfer taxes, or state tax laws. A Contract Owner or a prospective Contract Owner should consult a qualified and competent tax advisor before taking any action that could have tax consequences.

In addition, a Contract Owner or a prospective Contract Owner considering purchase of an annuity contract for a Qualified Retirement Plan should understand that purchasing the Contract as an investment vehicle for the qualified plan does not provide any additional tax advantage beyond that already available through the qualified plan.

Tax Treatment of the Company and the Separate Account

Separate Account — The operations of the Separate Account form part of the operations of HMLIC and do not constitute a type of taxable entity distinct from Our other operations. Under present law, no federal income tax will be payable by HMLIC on the investment income and capital gains of the Separate Account if certain conditions are met.

Diversification Requirements — The IRC requires that the investments of the Separate Account be “adequately diversified” under Section 817(h) in order for the Contracts to be treated as annuity contracts for federal income tax purposes. Provided the investments of the Underlying Funds continue to meet the diversification requirements of IRC Section 817(h), the Contract Owner will not pay federal income tax on the investment income and capital gains under a Contract until Annuity Payments begin or a surrender or withdrawal is made. The Separate Account intends to comply with these diversification requirements.

Contract Owner Control — In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts because of their ability to direct their investments to particular subaccounts of a separate account. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of Our Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published guidance. While We believe the Contracts do not give the Contract Owners investment control over Separate Account assets, We reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

Foreign Tax Credits — We may benefit from any foreign tax credits attributable to taxes paid by certain Underlying Funds to foreign jurisdictions to the extent permitted under federal law.

General Federal Income Tax Provisions

Death Benefits — Amounts may be distributed from a Contract because of the death of the Contract Owner. Such death benefits are not life insurance benefits. Generally, such amounts are includible in the income of the beneficiary as follows: (i) if distributed in a lump sum, they are taxed in the same manner as withdrawals from the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

Non-Natural Person — If a non-natural person (e.g., a corporation or a trust) owns a Contract, investment earnings are generally not deferred until distributed but subject to tax each year. There are exceptions to this rule, and if you are considering purchasing a Contract on behalf of a corporation, trust, or other entity that is not a natural person, You should discuss the tax consequences with a competent tax advisor.

Contract Transactions — A transfer or assignment of a Contract that is a Qualified Contract is generally prohibited. A Contract Owner contemplating any such transaction should consult a tax advisor as to the tax consequences.

Withholding — Mandatory federal income tax is required to be withheld at the rate of 20% on eligible rollover distributions from Qualified Contracts. Exceptions to this rule include: distributions from traditional IRAs or Roth IRAs, non-taxable distributions, a direct rollover or direct transfer to an eligible retirement plan, periodic payments over the Contract Owner’s life expectancy or the joint life expectancy of the Contract Owner and the beneficiary, periodic payments over a period of ten years or more, required minimum distributions, and hardship distributions.

For all amounts not subject to the mandatory 20% withholding, federal income tax is generally required to be withheld unless the Contract Owner elects not to have federal income tax withheld. For periodic payments (Annuity Payments), the withholding is calculated similar to wage withholding. For all other payments withholding is at the rate of 10%. For periodic

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payments, HMLIC will notify the Contract Owner at least annually of his or her right to revoke the election not to have federal income tax withheld. State and/or local tax withholding may also apply.

Same-Sex Marriage — Current federal tax law recognizes individuals of the same sex as lawfully married if such marriage was validly entered into in a state whose laws authorize the marriage of two individuals of the same sex. Federal tax law does not recognize domestic partnerships, civil unions or other similar formalized relationships at this time. The right of a spouse to continue a Contract and all Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. Consequently, a prospective or current Contract Owner who has entered into or is contemplating a domestic partnership or civil union should be aware that the rights of a spouse under the spousal continuation provisions of a Contract may not be available to such partner.

Taxation of Qualified Contracts

Qualified Retirement Plans receive tax-favored treatment under provisions of the IRC. Purchasing a Contract as an investment vehicle for a Qualified Retirement Plan does not provide any additional tax advantage beyond that already available through the qualified plan. In addition, Qualified Contracts issued under IRC Sections 403(b), 457(b), and 401 are subject to the terms of the employer’s plan, which may limit rights and options otherwise available under the Contract.

Contributions — Premium payments made to Qualified Contracts are generally not subject to current income tax at the time they are made. This includes salary reduction amounts made under a salary reduction agreement and non-elective contributions made by Your employer. The exceptions to this are contributions to Roth IRA’s, the amount of salary reductions designated as a Roth contribution (discussed below), and traditional IRA contributions determined to not be deductible. These contributions are all subject to current income tax in the year they were made. Investment earnings credited to the Contract Owner’s account are generally not subject to current income tax until such amounts are distributed as defined by the IRC and the employer’s plan, if applicable. Distributions of investment earnings attributable to amounts from a Roth IRA or a designated Roth account may not be subject to income tax if certain conditions are met.

Section 403(b), and 457(b) Qualified Retirement Plans are allowed to establish Designated Roth accounts within their plans. If this feature is included in the plan, the Contract Owner can designate some or all of his/her salary reduction contributions as Designated Roth contributions resulting in those designated amounts being includable in the Contract Owner’s income in the year they were made and subject to all wage withholding requirements.

Designated Roth contributions, combined with other salary reduction contributions, are subject to the annual limits discussed under the “Section 403(b) Tax-Deferred Annuity”, and “457(b) Eligible Governmental Plan” sections, below. Designated Roth contributions are also subject to the same distribution restrictions and required minimum distributions as all other contributions in the plan.

A 403(b), and 457(b) Qualified Retirement Plan may allow amounts in non-Roth accounts that are eligible for distribution to be converted to Designated Roth accounts. In addition, plans may also allow conversion of amounts that are not eligible for distribution. Amounts converted to a Designated Roth account are taxable as ordinary income in the year of conversion, but are not subject to the 10% penalty tax. However, if there is a distribution of these amounts within the next 5 years they may be subject to the recapture of the 10% penalty tax.

Withdrawals — If a withdrawal of a portion or all (surrender) of the value of a Qualified Contract occurs, the entire amount received will be treated as ordinary income subject to current income tax unless the Contract Owner has an “investment in the contract.” The investment in the contract is the total of all contributions with the exception of those that were excludible or deductible from income at the time made and represents the portion of the Contract already taxed. When there is an investment in the contract, the amount of the withdrawal not subject to income tax is based upon the ratio of the investment in the contract to the total value immediately before the distribution.

For withdrawals from Roth IRAs or Designated Roth accounts in a 403(b), or 457(b) Contract, if the distribution is a qualified distribution, earnings are not subject to income tax. A distribution from a Designated Roth account in a 403(b), or 457(b) Contract is considered qualified if it is made more than five years after establishment of the account and made on or after the Contract Owner attains age 59 1/2, dies or becomes disabled. A distribution from a Roth IRA is considered qualified if it is made at least five years after issuance of the Contract Owner’s first Roth IRA and made after the Contract Owner attains age 59 1/2, dies or becomes disabled, or is eligible for a qualified first-time homebuyer distribution. In addition, a Roth IRA Contract Owner may receive a distribution of after-tax contributions at any time.

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Loans, if not made within certain terms of the IRC, will be treated as distributions. Loans from Sections 403(b), or 457(b) plans will generally not be treated as distributions if the terms of the loan require repayment within five years (except loans to acquire a home), the terms of the loan require substantially level payments over the term of the loan, the loan amount does not exceed $50,000 or 50% of the value of the Contract if less, and the terms of the loan are evidenced by a legally enforceable agreement. The IRC does not permit loans from IRAs, Roth IRAs, SIMPLEs or SEPs.

Annuity Payments — Annuity Payments received under a Qualified Contract will be treated as ordinary income subject to current income tax unless the Contract Owner has an investment in the contract. If the Contract Owner has an investment in the contract some portion of each Annuity Payment will be treated as ordinary income subject to current income tax based upon IRC Section 72 rules, the payment options selected, and age(s) of the Annuitant(s).

Annuity Payments from Roth IRAs or Designated Roth accounts in a 403(b), or 457(b) Contract will not be subject to income tax if they are qualified distributions as defined above.

Rollovers — A rollover, including a direct rollover, is a distribution (cash or other assets) from an eligible retirement plan followed by a contribution to another eligible retirement plan and is not subject to current income tax. Distributions that include amounts already included in income (after-tax) can be rolled over but must occur via a direct rollover with separate accounting in the new retirement plan. A direct rollover is a transaction in which no payment or distribution of funds is made to the Contract Owner or other payee. Distributions that are properly rolled over are not includable in income until they are ultimately paid out of the new contract. For Section 403(b), 457(b) and 401 Contracts only amounts eligible for distribution can be rolled over.

Beginning in 2015 only one indirect rollover from an IRA to another, or the same, IRA can be made in any 12-month period. The limit will be applied by aggregating all individual IRAs, including Traditional, Roth, SEP and SIMPLE. Trustee-to-trustee or issuer-to issuer transfers are not limited, and conversions of Traditional IRAs to Roth IRAs are not limited.

Amounts under a Section 403(b) plan can be rolled over to another 403(b) plan, a traditional IRA, a SEP IRA, an eligible Section 457(b) governmental plan (provided it agrees to separate accounting), or a Section 401 plan. Amounts in a Designated Roth account of a Section 403(b) plan can only be rolled over to another Designated Roth account of a Section 403(b) plan, a 457(b) governmental plan or a Section 401(k) plan, or to a Roth IRA.

Amounts under a traditional IRA can be rolled over to a Section 403(b) plan, another traditional IRA, a SEP IRA, an eligible Section 457(b) governmental plan (provided it agrees to separate accounting), or a Section 401 plan. After-tax contributions in a traditional IRA can only be rolled over into another IRA.

Amounts under a SIMPLE IRA can only be rolled over to another SIMPLE IRA during the first two years of participation. Thereafter, a SIMPLE IRA can be rolled over to a Section 403(b) plan, a traditional IRA, a SEP IRA, a Section 457 (b) plan (provided it agrees to separate accounting), or a Section 401 plan.

Amounts under a SEP IRA can be rolled over to a Section 403(b) plan, a traditional IRA, another SEP IRA, an eligible 457(b) governmental plan (provided it agrees to separate accounting), or a Section 401 plan.

Amounts under a Roth IRA can be rolled over to another Roth IRA.

Amounts under an eligible Section 457(b) governmental plan can be rolled over to a Section 403(b) plan, a traditional IRA, a SEP IRA, another eligible Section 457(b) governmental plan, or a Section 401 plan. Amounts in a Designated Roth account of a 457(b) governmental plan can only be rolled over to another Designated Roth account of a Section 403(b) plan, another Section 457(b) governmental plan, or a Section 401(k) plan, or to a Roth IRA.

Amounts under a Section 401 plan can be rolled over to a 403(b) plan, a traditional IRA, a SEP IRA, a Section 457(b) governmental plan (provided it agrees to separate accounting) or another Section 401 plan.

After December 18, 2015 SIMPLE IRAs may accept rollovers from a 403(b) plan, 457(b) plan, 401 plan, traditional IRA, or SEP IRA after the first two years of participation in the SIMPLE IRA.

Beneficiaries may also make rollovers. If the beneficiary is the surviving spouse, the amount may be rolled over to his or her own eligible retirement plan, provided the plan accepts rollover contributions, to his or her own IRA or to an inherited IRA. If the beneficiary is not the spouse, the beneficiary may make a direct rollover to an IRA or Roth IRA if from a decedent’s Roth 403(b), Roth 457(b), or Roth 401(k), which is subject to the inherited IRA minimum distribution rules.

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Transfers and Exchanges — For Qualified Contracts, with the exception of Section 403(b) Contracts, a trustee-to-trustee or issuer-to-issuer transfer is a tax-free transfer from one Qualified Contract to a similar Qualified Contract that does not involve a distribution. Amounts that are properly transferred are not includable in income until they are ultimately paid out of the Contract.

For a Section 403(b) Contract, a transfer is the movement of all or some portion of the balance in the 403(b) Contract from one employer’s 403(b) plan to another employer’s 403(b) plan, and an exchange is the movement of all or some portion of the balance in a 403(b) Contract between investment providers in the same employer’s 403(b) plan. You should consult with a tax advisor for additional guidance on transfers and exchanges.

Premature Distribution Tax — An additional tax (penalty tax) may also apply to premature distributions from a Qualified Contract. A premature distribution is generally any distribution made before the Contract Owner reaches age 59 1/2. The penalty tax is 10% of the amount of the payment that is includable in income. The penalty tax increases to 25% for distributions from a SIMPLE IRA if made within the first two years of participation. The penalty tax does not apply to conversions of traditional IRAs or other eligible retirement plans to Roth IRAs and most distributions from Section 457(b) plans. However, it will apply if converted amounts are distributed during the five-year period beginning with the year of conversion.

Certain payments may not be subject to the penalty tax depending on the type of Qualified Contract such as payments made:

1)	after 59 1/2,

2)	as the result of death or disability,

3)	that are part of a series of substantially equal periodic payments over the life or life expectancy of the Contract Owner or the joint lives or joint life expectancy of the Contract Owner and beneficiary,

4)	after separation from service and attainment of age 55,

5)	for medical care,

6)	under a qualified domestic relations order (QDRO),

7)	to correct excess contributions, and/or deferrals, and

8)	in limited circumstances, to a reservist called to active duty after September 11, 2001.

If the Contract is a traditional IRA or Roth IRA, the exceptions above related to separation from service and qualified domestic relations order do not apply and there are additional exceptions, which include a payment made:

1)	for reimbursement of health insurance while the Contract Owner was unemployed,

2)	for qualified education expenses, and

3)	for a qualified first-time home purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax advisor with regard to exceptions from the penalty tax.

Required Minimum Distributions — The Contract Owner of a Qualified Contract (other than a Roth IRA) is generally required to take certain required minimum distributions during the Contract Owner’s life, and the beneficiary designated by the Contract Owner is required to take the balance of the Contract value within certain specified periods following the Contract Owner’s death. Roth IRAs are not subject to the lifetime required minimum distribution requirements but are subject to the after-death distributions requirements described below.

The Contract Owner must take the first required minimum distribution by the required beginning date and subsequent required minimum distributions by December 31 of each year thereafter. Payments must be made over the life or life expectancy of the Contract Owner or the joint lives or joint life expectancy of the Contract Owner and the beneficiary. The amount of the required minimum distribution depends upon the Contract value and the applicable life expectancy. The required beginning date for traditional IRAs, SEPs, and SIMPLE IRAs is no later than April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2. The required beginning date for Section 403(b) plans, Section 457(b) plans, and Section 401 plans is the later of April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2 or retires.

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Upon the death of the Contract Owner, the beneficiary must take distributions under one of the following two rules:

1.	If the Contract Owner dies on or after the required beginning date and has designated a beneficiary, any remaining balance will continue to be distributed at least as rapidly as under the method of distribution in effect as of the Contract Owner’s date of death.

2.

If the Contract Owner dies before the required beginning date, the balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the Contract Owner’s death. If the beneficiary is the spouse, the spouse may defer payments until the end of the calendar year in which the Contract Owner would have reached age 70 1/2 or in the case of an IRA, treat the IRA as his or her own and roll over the Contract to a traditional IRA or any other eligible retirement plan. If the Contract value is payable to a beneficiary other than a spouse, it may be paid over the life expectancy of that beneficiary, provided distributions begin by December 31 of the calendar year following the year of the Contract Owner’s death. If the beneficiary is not the spouse, the beneficiary may make a direct rollover to an IRA that meets the IRS requirements of an “inherited IRA”.

Required Minimum Distribution Excise Tax — If the amount distributed from a Qualified Contract is less than the required minimum distribution for the year (discussed above), the Contract Owner is generally subject to a nondeductible excise tax of 50% on the difference between the required minimum distribution and the amount actually distributed.

Contribution Limitations and General Requirements Applicable to Qualified Retirement Plans

All contributions to Qualified Retirement Plans are subject to annual limitations imposed by the IRC and discussed below for each type of Qualified Retirement Plan. Employer contributions are subject to additional limitations and are not discussed here. In addition, employer sponsored retirement plans, such as Section 403(b), Section 457(b) Eligible Governmental, and Section 401, may impose restrictions on distributions other than those provided by the IRC.

Section 403(b) Tax-Deferred Annuity — A Section 403(b) tax-deferred annuity Contract is available for employees of public schools and certain organizations tax-exempt under Section 501(c)(3). Salary reduction contributions are limited to the lesser of $18,000 for 2017 or 100% of income. A special catch-up contribution is available to certain Contract Owners who have 15 years of service with his or her current employer. Additional catch-up amounts, $6,000 for 2017 may be contributed if the Contract Owner is age 50 or older. Both the maximum salary reduction contribution and additional amount if You are age 50 or older are indexed for inflation in future years. Employer contributions are allowed with additional limitations. If permitted by Your retirement plan, some or all of Your salary reduction contributions may be treated as Designated Roth Contributions (Roth 403(b)). Roth 403(b) contributions are salary reduction contributions that are irrevocably designated by You as not being excludable from income. Roth 403(b) contributions and related earnings will be accounted for separately. Contributions and earnings are not included in the Contract Owner’s income until distributed with the exception of Roth 403(b) contributions which are included in income in the year contributed. Distributions from Section 403(b) Contracts generally cannot be made until the Annuitant attains age 59 1/2. However, exceptions to this rule include severance from employment, death, disability and hardship and, generally, the balance in the Contract as of December 31, 1988. Section 403(b) annuity Contract accumulations may be eligible for a tax-free rollover to an eligible retirement plan. Section 403(b) Contracts are subject to the required minimum distribution rules.

Section 408 Traditional IRA — Annual contributions (other than rollover contributions) to a traditional IRA are limited to $5,500 for 2017 for both an individual and the spouse. Additional catch-up contributions, up to $1,000 for 2017, may be made if the Contract Owner is age 50 or older. Both the annual and catch-up contribution limits are indexed for inflation in future years. Contribution limits to a traditional IRA are coordinated with Roth IRA contributions. Contributions cannot be made after age 70 1/2 (this limitation does not apply to Roth IRAs). The amount of any annual contribution that will be deductible from gross income is based upon the individual’s compensation, coverage under a retirement plan, and marital status. For 2017, if the owner of the traditional IRA Contract is an active participant in another eligible retirement plan the deduction phases out when adjusted gross income (“AGI”) is between $62,000 to $72,000 for single filers and between $99,000 to $119,000 for married individuals filing jointly and between $0 and $10,000 for married filing separately. If the Contract Owner is not an active participant in an employer’s retirement plan but the Contract Owner’s spouse is, the deduction phases out when AGI is between $186,000 to $196,000. Traditional IRA accumulations may be eligible for a tax-free rollover to another eligible retirement plan or transfer to another traditional IRA (subject to the one rollover per year limitation discussed earlier under “Rollovers”). Traditional IRAs are subject to required minimum distribution rules.

Roth IRA — Annual contributions to a Roth IRA are limited to $5,500 for 2017 for both the individual and the spouse. An additional catch-up contribution, up to $1,000 for 2017, is allowed if the individual is age 50 or older. Both the annual and catch-up contribution limits are indexed for inflation in future years. Contributions to a traditional IRA are coordinated with

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Roth IRA contributions. The annual contribution has additional limitations based upon the Contract Owner’s income and marital status. The annual contribution maximum is phased out when AGI is between $118,000 and $133,000 for single taxpayers and those taxpayers filing Head of Household, between $186,000 and $196,000 for married taxpayers filing jointly and between $0 and $10,000 for married taxpayers filing separately. Contributions to a Roth IRA are not deductible and if the Contract Owner has held any Roth IRA for more than five years, certain qualified distributions are not includable in income (e.g., distributions made to a Contract Owner reaching age 59 1/2 or becoming disabled). Traditional IRAs, SEP IRAs and SIMPLE IRAs (after 2 years of participation in a SIMPLE IRA) and other retirement plans can generally be converted to a Roth IRA. The converted amount is includable in income in the year of conversion. Roth IRAs can only be rolled over to other Roth IRAs (subject to the one rollover per year limitation discussed earlier under “Rollovers”). If certain requirements are met, it may be possible to recharacterize a Roth IRA contribution as a traditional IRA contribution. Roth IRAs are not subject to the required minimum distribution rules.

Simplified Employee Pension (SEP) — If the Contract is used for a SEP IRA plan and the Contract Owner has elected to make traditional IRA contributions, the same limitations regarding maximum contributions and deductibility apply as those described above under traditional IRAs. If the SEP is offered under a salary reduction basis (SARSEP), the limitation for salary reduction contributions is $18,000 for 2017. The additional catch-up amount, up to $6,000 for 2017, may be contributed if the individual is age 50 or older. Both the annual and catch-up contributions are indexed for inflation in future years. New SARSEPs are not permitted after 1996, however, those in effect before 1997 may continue. Employer contributions are allowed subject to additional limitations and must be coordinated with other eligible retirement plan limitations. SEP IRA plans are subject to certain minimum participation and nondiscrimination requirements. Contributions and earnings are not includable in income until distributed. Rollover and required minimum distribution rules apply the same as for traditional IRAs.

Section 457(b) Eligible Governmental Plan — A Section 457(b) deferred compensation plan is available for employees of eligible state or local governments. Salary reduction amounts are limited to the lesser of $18,000 for 2017 or 100% of includable compensation. Additional catch-up amounts, up to $6,000 for 2017, may be contributed if the Contract Owner is age 50 or older. Both the maximum salary reduction amount and additional amount if You are age 50 or older are indexed for inflation in future years. An additional special catch-up contribution is allowed in the three years of employment before attaining normal retirement age as stated in the employer’s plan. If permitted by Your retirement plan, some or all of Your salary reduction contributions may be treated as Designated Roth contributions (Roth 457(b)). Roth 457(b) contributions are salary reduction contributions that are irrevocably designated by You as not being excludable from income. Roth 457(b) contributions and related earnings will be accounted for separately. Contributions and earnings are not included in the Contract Owner’s income until distributed with the exception of Roth 457(b) contributions which are included in income in the year contributed. Distributions are not generally allowed until the Contract Owner reaches age 70½ except for severance from employment or an unforeseeable emergency. Section 457(b) annuity contract accumulations can be rolled over or transferred to other Section 457(b) eligible governmental plan contracts or an eligible retirement plan. Section 457(b) annuity contracts are subject to the required minimum distribution rules.

Savings Incentive Match Plan for Employees (SIMPLE IRA) — If the Contract is used for a SIMPLE IRA, the salary reduction limitation is $12,500 for 2017 and is indexed for inflation in future years. As with traditional IRAs, additional contributions are allowed for individuals age 50 and older, $3,000 for 2017. Employer contributions are also required and are coordinated with other Qualified Retirement Plan contribution limitations. SIMPLE IRAs can accept rollovers only from other SIMPLE IRAs. Rollovers from SIMPLE IRAs are similar to traditional IRAs except that rollovers during the first two years of participation are limited to other SIMPLE IRAs. Required minimum distribution rules apply the same as for traditional IRAs.

Section 401 — Section 401 permits governmental employers to establish various types of retirement plans (e.g., pension, money purchase, or profit sharing plans) for their employees. Retirement plans established in accordance with Section 401 may permit the purchase of annuity contracts to provide benefits under the plan. A retirement plan qualified under Section 401 may be funded with employer contributions, employee contributions, or a combination of both. Distributions are generally not allowed prior to retirement and You should consult Your employer’s plan or with a tax advisor for additional information. Section 401 accumulations may be eligible for a tax-free rollover to an eligible retirement plan. Section 401 Contracts are subject to the required minimum distribution rules.

Federal Estate Taxes

While no attempt is being made to discuss the federal estate tax implications of the Contract, purchasers of annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor and/or a tax advisor for more information.

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Gift and Generation-skipping Transfer Tax

The Gift and Generation-skipping Transfer Tax may apply when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. In addition, regulations issued under the IRC may require Us to deduct the tax from Your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service. Consult a tax advisor for more information.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers who/that are U.S. citizens or residents. Annuity contract purchasers who/that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the annuity contract purchaser’s country of citizenship or residence. Prospective annuity contract purchasers are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation, regulation, or otherwise. Consult a tax advisor with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Other Information

Distribution of the Contract — The Contracts are offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Contracts may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with its affiliate, HM Investors, principal underwriter of the Separate Account. HM Investors, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of FINRA and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers and range from 0.1% to 1.00% annually of the average assets under management. No specific charge is assessed directly to Contract Owners or to the Separate Account to cover the commissions and endorsement-related payments. We do intend to recover the amount of these commissions and other sales expenses and incentives We pay, however, through the fees and charges collected under the Contract and other corporate revenue.

Association Relationships — HMLIC or an affiliate has relationships with various education associations and school administrator associations. Under these relationships, HMLIC or an affiliate may pay the association for certain special functions, advertising, and similar services, including but not limited to the following:

•	Providing HMLIC or an affiliate with access to and opportunities to market its products to association members;

•	Allowing HMLIC or an affiliate to sponsor and promote scholarship and awards programs;

•	Allowing HMLIC or an affiliate to sponsor and/or attend (and market its products at) association meetings, conferences, or conventions; and

•	Allowing HMLIC or an affiliate to conduct workshops for association members.

Certain education associations endorse various insurance products of HMLIC or an affiliate. Neither HMLIC nor any of its affiliates pays any consideration solely in exchange for product endorsements.

Legal Proceedings — HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC’s ability to meet its obligations under the Contract.

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Modification of the Contract — The Contract provides that it may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Contract Owners will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract.

Registration Statement — A registration statement has been filed with the SEC under the Securities Act of 1933 with respect to the Contract. This prospectus summarizes the material rights granted under and features of the Contract. For a complete statement of the terms thereof, reference is made to the Contract and these instruments as filed. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits.

Communications to Contract Owners — To ensure receipt of communications, Contract Owners must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (877) 832-3785, by calling (800) 999-1030 (toll-free) or by accessing HMLIC’s website at horacemann.com and sending a message through the “Message Center” in the “My Account” section.

HMLIC will attempt to locate Contract Owners for whom no current address is on file. In the event HMLIC is unable to locate a Contract Owner, HMLIC may be forced to surrender the value of the Contract to the Contract Owner’s last known state of residence in accordance with the state’s abandoned property laws.

Contract Owner Inquiries — A toll-free number, (800) 999-1030, is available to telephone HMLIC’s Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657 or by accessing HMLIC’s website at horacemann.com and sending a message through the “Message Center” in the “My Account” section.

Forms Availability — Specific forms are available from HMLIC to aid the Contract Owner in effecting many transactions allowed under the Contract. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030 or may be downloaded from Our secure website at horacemann.com.

Investor Information from FINRA — Information about HM Investors and Your agent is available from FINRA at www.finra.org or by calling (800) 289-9999 (toll-free).

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Table of Contents for the Statement of Additional Information

A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:

Topic	Page
General Information and History	2
Underwriter	2
Independent Registered Public Accounting Firm	2
Financial Statements	3

To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (877) 832-3785, or telephone (800) 999-1030 (toll-free) to request a copy.

Horace Mann Life Insurance Company

P.O. Box 4657

Springfield, Illinois 62708-4657

Please provide free of charge the following information:

——— Statement of Additional Information dated March 9, 2017 for the Separate Account

Please mail the above document to:

(Name)

(Address)

(City/State/Zip)

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Prospectus for the Horace Mann Personal Retirement Planner Non-Qualified Flexible Premium Deferred Variable Annuity Contract Issued By Horace Mann Life Insurance Company Separate Account Flexible Premium Contract for Individuals

March 9, 2017

This prospectus offers a Variable annuity Contract to individuals. The Contract is issued by Horace Mann Life Insurance Company (“HMLIC”) as a flexible premium Contract. It is issued as a Non-Qualified annuity Contract. The investment choices under the Contract are a fixed account that credits a specified guaranteed interest rate, and the HMLIC Separate Account. You can allocate Your Net Premiums and Your Contract’s cash value to the fixed account or to the HMLIC Separate Account which invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The Underlying Funds are:

Lifecycle/Target Date Funds

Fidelity VIP Freedom(R) Income Initial Class

Fidelity VIP Freedom(R) 2020 Initial Class

Fidelity VIP Freedom(R) 2025 Initial Class

Fidelity VIP Freedom(R) 2030 Initial Class

Fidelity VIP Freedom(R) 2035 Initial Class

Fidelity VIP Freedom(R) 2040 Initial Class

Fidelity VIP Freedom(R) 2045 Initial Class

Fidelity VIP Freedom(R) 2050 Initial Class

Large Company Stock Funds

Large Value

American Funds IS® Blue Chip Inc&Gr 1

Large Core

Vanguard VIF Equity Index

Large Growth

T Rowe Price Blue Chip Growth Port

Mid-Size Company Stock Funds

Mid Value

MFS VIT III Mid Cap Value Initial

Mid Core

Vanguard® VIF Mid-Cap Index

Mid Growth

Alger Mid Cap Growth I-2

Small Company Stock Funds

Small Value

DFA VA US Targeted Value

Small Core

MFS VIT III Blended Research Sm Cp Init

Small Growth

Vanguard VIF Small Co Gr

International Stock Funds

Developed Markets

Vanguard VIF International

Emerging Markets

American Funds IS® New World 1

Real Estate

Vanguard VIF REIT Index

Bond Funds

Corporate Bonds

Vanguard VIF Total Bond Mkt Idx

Global Bond

Templeton Global Bond VIP 1

High Yield Bond

BlackRock High Yield V.I. I

Money Market

Goldman Sachs Government Money Market Institutional shares

Trademarks used in this document are owned by and used with the permission of the appropriate company.

This prospectus sets forth the information an investor should know before purchasing or making additional premium payments to a Contract and should be kept for future reference. Additional information about the HMLIC Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated March 9, 2017. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (877) 832-3785 or by telephoning (800) 999-1030 (toll-free). The table of contents of the Statement of Additional Information appears at the end of this prospectus.

The Securities and Exchange Commission maintains a website (www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the HMLIC Separate Account files electronically with the Securities and Exchange Commission.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF, OR GUARANTEED BY ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

Horace Mann Investors, Inc., the distributor of the Contracts, is a member of the Securities Investor Protection Corporation (SIPC). Visit www.sipc.org, call 1-202-371-8300 or write to SIPC at 805 15th Street, N.W. Suite 800, Washington, D.C. 20005-2215 for information about SIPC, including the SIPC brochure.

The date of this prospectus is March 9, 2017.

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THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

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Definitions

Account Value: The sum of the Fixed Account Value and the Variable Account Value.

Accumulation Unit: A unit of measurement used to determine the value of a Contract Owner’s interest in a Subaccount before Annuity Payments begin.

Accumulation Unit Value: The value of an Accumulation Unit on any Valuation Date.

Annuitant: The living individual whose life determines the Annuity Payments made under a Contract.

Annuitized Value: The amount applied to purchase Annuity Payments. It is equal to the Account Value on the Annuity Date, less any applicable premium tax.

Annuity Date: The date Annuity Payments begin. The criteria for setting an Annuity Date are set forth in Your Contract, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Contract.

Annuity Payments: A series of payments beginning on the Annuity Date.

Annuity Period: The period during which Annuity Payments are made.

Contract: The individual flexible premium deferred Variable annuity contract this prospectus offers.

Contract Anniversary: The same day and month as the Issue Date of Your Contract for each succeeding year of Your Contract.

Contract Owner (You, Your): The individual or entity to whom the Contract is issued.

Contract Year: A period of twelve months beginning on the date a Contract is issued and each anniversary of that date.

FINRA: The Financial Industry Regulatory Authority was created in July 2007 through the consolidation of NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

Fixed Account Value: The dollar value of the fixed account under the Contract before Annuity Payments begin.

Fixed Annuity Payments: Annuity Payments that do not participate in the investment experience of any Subaccount.

HMLIC, We, Us, Our: Horace Mann Life Insurance Company.

Home Office: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; (800) 999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715-0001.

Issue Date: The date when Your Contract becomes effective.

Investment Options: The fixed account and the Underlying Funds in which the Subaccounts invest.

Net Premium: Each premium payment paid to HMLIC under the Contract, less any applicable premium taxes.

Non-Qualified Contract: A Contract that is not issued under an employer sponsored retirement plan or as an individual retirement annuity as defined under sections 408 and 408A of the Internal Revenue Code.

Proof of Death: (1) A completed claimant’s statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) all forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

Separate Account: The Horace Mann Life Insurance Company Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

Subaccount: A division of the Separate Account that invests in shares of a corresponding Underlying Fund.

Underlying Funds: All open-end management investment companies registered under the Investment Company Act of 1940 that are listed in this document and are available for investment by the Separate Account.

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Valuation Date: Any day on which the New York Stock Exchange (“NYSE”) is open for trading and on which the net value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central Time, or the close of the NYSE, if earlier. We deem receipt of any Net Premium or request to occur on a particular Valuation Date if We receive the Net Premium or request (in either case, with all required information and documentation) at Our Home Office before 3:00 p.m. Central Time, or the close of the NYSE if earlier, on that day. If received at or after 3:00 p.m. Central Time, or the close of the NYSE if earlier, We deem receipt to occur on the following Valuation Date.

Valuation Period: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

Variable: The values vary based on the investment performance of the Subaccount(s) selected.

Variable Account: Your portion of the Separate Account set up to receive Net Premiums, any applicable premium bonus and transfers allocated to it.

Variable Account Value: The dollar value of the Variable Investment Options under the Contract before Annuity Payments begin.

Summary

This summary is intended to provide a brief overview of the more significant aspects of the Contract. Certain Contract features described in this prospectus may not be available in all states. More detailed information about the material rights and features under the Contract can be found elsewhere in this prospectus and in the Separate Account Statement of Additional Information. This prospectus discloses all material features and benefits of the Contract. Terms and conditions may be modified as required by law in the State in which the application is signed. Such variations are described in the Contract. This prospectus is intended to serve as a disclosure document that focuses on the Variable portion of the Contract only. For information regarding the fixed portion, refer to the Contract.

Detailed information about the Underlying Funds is contained in each Underlying Fund’s prospectus and in each Underlying Fund Statement of Additional Information.

The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund’s prospectus.

What is the “Separate Account?”

The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

Who may purchase the Contract offered by this prospectus?

Individuals may purchase the Variable flexible premium annuity. The Contract is designed for individuals seeking long-term, tax-deferred accumulation of funds.

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. (“HM Investors”). In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of FINRA.

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What are my investment choices?

You may invest Your money in up to 24 Investment Options (including the Fixed Account) at any one time.

(a) Separate Account

Includes Subaccounts, each of which invests in one of the following Underlying Funds:

Lifecycle/Target Date Funds

Fidelity VIP Freedom(R) Income Initial Class

Fidelity VIP Freedom(R) 2020 Initial Class

Fidelity VIP Freedom(R) 2025 Initial Class

Fidelity VIP Freedom(R) 2030 Initial Class

Fidelity VIP Freedom(R) 2035 Initial Class

Fidelity VIP Freedom(R) 2040 Initial Class

Fidelity VIP Freedom(R) 2045 Initial Class

Fidelity VIP Freedom(R) 2050 Initial Class

Large Company Stock Funds

Large Value

American Funds IS® Blue Chip Inc&Gr 1

Large Core

Vanguard VIF Equity Index

Large Growth

T Rowe Price Blue Chip Growth Port

Mid-Size Company Stock Funds

Mid Value

MFS VIT III Mid Cap Value Initial

Mid Core

Vanguard® VIF Mid-Cap Index

Mid Growth

Alger Mid Cap Growth I-2

Small Company Stock Funds

Small Value

DFA VA US Targeted Value

Small Core

MFS VIT III Blended Research Sm Cp Init

Small Growth

Vanguard VIF Small Co Gr

International Stock Funds

Developed Markets

Vanguard VIF International

Emerging Markets

American Funds IS® New World 1

Real Estate

Vanguard VIF REIT Index

Bond Funds

Corporate Bonds

Vanguard VIF Total Bond Mkt Idx

Global Bond

Templeton Global Bond VIP 1

High Yield Bond

BlackRock High Yield V.I. I

Money Market

Goldman Sachs Government Money Market Institutional shares

(b) Fixed Account — You also may direct Your money to the fixed account and receive a guaranteed rate of return. The guaranteed rate is established at issue and will be re-determined every 5 years thereafter.

When can I transfer between accounts?

At any time before the Contract’s Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to certain restrictions. The dollar cost averaging program allows You to preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. The dollar cost averaging program is only available before the Annuity Date. For complete details see “The Contract — Transactions.”

May I withdraw all or part of the Contract value before the Annuity Date?

You may at any time before the Annuity Date surrender Your Contract in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to surrender charges, if applicable, as described in “Deductions and Expenses — Surrender Charges.” In any Contract Year, You may withdraw a portion of Your Account Value without incurring a surrender charge, if applicable.

The Internal Revenue Code of 1986, as amended (“IRC”), provides an additional penalty tax for early distributions under annuity contracts. See “Tax Consequences.”

What are the charges or deductions?

The Contract may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 3.5%.

We will deduct a mortality and expense risk fee (M&E Fee) of 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

We will deduct an annual maintenance fee from Your Account Value on each Contract Anniversary; We will deduct a proportionate amount of this fee upon surrender of Your Contract. This fee may not exceed $25.

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If Your Contract has a surrender charge, We may deduct a surrender charge against surrenders and withdrawals. The surrender charge, if applicable, is a percentage of the Account Value withdrawn or surrendered. For withdrawals from the Variable Account, the surrender charge, if applicable, is deducted from the Contract Owner’s value in the Subaccount(s) from which the withdrawal is made. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.” If Your Contract data page reflects a surrender charge of 0%, We cannot later impose a surrender charge.

What are the federal income tax consequences of investing in this Contract?

Earnings are not subject to income taxes as they accumulate within the annuity Contract. All or some portion of distributions from the Contract will be subject to ordinary income taxes when received in accordance with Section 72 of the IRC.

The IRC provides an additional tax (penalty tax) for premature distributions under annuity contracts. See “Tax Consequences.” These Contracts might not be suitable for short-term investment. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

If I receive my Contract and am dissatisfied, may I return it?

You may return the Contract to HMLIC within 30 days of receipt of the Contract. HMLIC will refund any Variable Account Value plus, any fees or charges deducted from the portion of the premium payment(s) allocated to the Variable Account, plus any premium payments allocated to the fixed account. This amount will be reduced by any withdrawals, excluding surrender charges, if applicable, and any outstanding loan balance. We will pay the refund within 7 calendar days after We receive the Contract. Upon return of the Contract, it will be deemed void.

When can I begin receiving Annuity Payments, and what options are available?

Payments will begin on the Annuity Date set by the terms of Your Contract. Various Annuity Payment options are available under the Contract. See “The Contract — Annuity Payment Options.”

Annuity Payments are available on a fixed basis.

Early distributions may incur a penalty tax. See “Tax Consequences.”

Fee Tables and Example

The following tables describe the fees and expenses that You may pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer cash value between Investment Options. State premium taxes may also be deducted.

To determine the Contract You own, look in the bottom left-hand corner of Your Contract for the form number. This prospectus applies to all HMLIC Contracts with a form number of ICC16-469 or IC-469 immediately followed by any combination of 3 letters and/or numbers.

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Contract Owner Transaction Expenses:(1)

Surrender Charges (as a percentage of amount surrendered, if applicable)

Surrender Charges During Contract Year	Form ICC16-469 or IC-469 Surrender Charge
1	0%
2	0%
3	0%
4	0%
5	0%
6	0%
7	0%
8	0%
9	0%
Thereafter	0%

Periodic Fees and Expenses

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses.

Annual Maintenance Fee(2)	$25
Separate Account Annual Expenses (as a percentage of average Variable Account Value) Mortality and Expense Risk Fee	1.25%
Total Separate Account Annual Expenses	1.25%

The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2015. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.

Total Annual Underlying Fund Operating Expenses(3)	Lowest	Highest
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.15%	0.96%

The table showing the range of expenses for the Underlying Funds takes into account the expenses of the Lifecycle/Target Date Funds, each of which is a “fund of funds.” A “fund of funds” purchases shares of other funds (each an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the Acquired Funds in which it invests. In determining the range of Underlying Fund expenses, We have taken into account the information received from each Lifecycle/Target Date Fund on the combined actual expenses for each such “fund of funds,” which include the pro rata portion of the fees and expenses incurred indirectly by a Lifecycle/Target Date Fund as a result of its investment in shares of one or more Acquired Funds. See the prospectus for the Lifecycle/Target Date Funds for a presentation of the applicable Acquired Fund fees and expenses.

Example

This Example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, the Annual Maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses.

The Example assumes that You invest $10,000 in the Variable Account of the Contract for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the

(1)

Any premium taxes relating to this Contract may be deducted from the premium or deducted from the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence. Premium taxes currently range from 0% to 3.5%.

(2)	We deduct a pro rata portion of this fee upon the surrender of the Contract.

(3)

The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. The expenses shown are those for the year ended December 31, 2015. Current or future expenses may be greater or less than those shown. These numbers do not reflect any waivers currently in place. The Underlying Funds may impose a redemption fee on certain transactions and these are not reflected above. Please see “Transactions-Market Timing” for a discussion of these fees.

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Underlying Funds as of December 31, 2015, without reflecting the impact of any Underlying Fund fee or expense waivers, and that no surrender charge applies to Your Contract. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:

If You surrender Your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$248	$760	$1,295	$2,743

If You do NOT surrender or if You annuitize Your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$248	$760	$1,295	$2,743

Please remember that the Example is simply an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.

Condensed Financial Information

As of March 9, 2017 no Contracts had been sold. Therefore, We have not provided any condensed financial information for this Contract.

Financial statements of the Separate Account and of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and of the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission request to (877) 832-3785 or by telephoning (800) 999-1030 (toll-free).

Horace Mann Life Insurance Company, The Fixed Account, The Separate Account and The Underlying Funds

Horace Mann Life Insurance Company

HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

The Fixed Account

The fixed account is part of HMLIC’s general account. We use general account assets to support Our insurance and annuity obligations other than those funded by separate accounts. Unlike the Separate Account, the general account isn’t segregated or insulated from claims of HMLIC’s creditors. You must depend on the financial strength of HMLIC for satisfaction of HMLIC’s obligations under the Contract. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the fixed account. HMLIC bears the full investment risk for all amounts contributed to the fixed account. HMLIC guarantees that the amounts allocated to the fixed account under the Contracts will be credited interest daily at an annual effective interest rate as specified in Your Contract. We will determine any interest rate credited in excess of the guaranteed rate at Our sole discretion. For additional information about the fixed account, see Your Contract. The fixed account has not been registered with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Separate Account

On October 9, 1965, HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Contract and without regard to other income, gains or losses of the

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remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Contract, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC’s assets are available to meet its obligations and expenses under the Contract. HMLIC is solely responsible for its obligations under the Contract.

The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Contract Owner instructions.

The Underlying Funds

Each of the Underlying Funds is registered with the Securities and Exchange Commission (“SEC”) as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

The Underlying Funds are listed below along with their primary investment objectives and the adviser to each Underlying Fund. There is no assurance that any of the Funds will achieve its stated objective. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (877) 832-3785, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC’s website at horacemann.com. Once in the site, click on the “Financial Services” tab, then “Annuities” and then “Prospectuses Online”.

Name	Objective	Investment Type	Adviser
Fidelity VIP Freedom(R) Income Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom Income is part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.

Fidelity VIP Freedom(R) 2020 Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom 2020 SC2 is a part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.

Fidelity VIP Freedom(R) 2025 Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom 2025 SC2 is a part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.
Fidelity VIP Freedom(R) 2030 Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom 2030 SC2 is a part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.

Fidelity VIP Freedom(R) 2035 Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom 2035 SC2 is a part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.

Fidelity VIP Freedom(R) 2040 Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom 2040 SC2 is a part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.

Fidelity VIP Freedom(R) 2045 Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom 2045 SC2 is a part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.

Fidelity VIP Freedom(R) 2050 Initial Class	High total return	Lifecycle/target date	The Fidelity VIP Freedom 2050 SC2 is a part of the Fidelity VIP Series and is advised by Fidelity Management and Research Co.

American Funds IS® Blue Chip Inc&Gr 1	Current income and long-term capital appreciation	Large value	The American Funds IS Blue Chip Income and Growth Fund is advised by Capital Research and Management CompanySM.

Vanguard VIF Equity Index		Large core	The Vanguard VIF Equity Index Portfolio is advised by The Vanguard Group.

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Name	Objective	Investment Type	Adviser

T Rowe Price Blue Chip Growth Port	Long-term capital growth	Large Growth	The T. Rowe Price Blue Chip Growth Portfolio is advised by T. Rowe Price Associates, Inc.

Alger Mid Cap Growth I-2	Long-term capital appreciation	Mid Growth	The Alger Mid Cap Growth I-2 is advised by Fred Alger Management Inc.

DFA VA US Targeted Value	Long-term capital appreciation	Small Value	The DFA VA US Targeted Value Portfolio is advised by Dimensional Fund Advisors LP.

MFS VIT III Blended Research Sm Cp Init	Capital appreciation	Small Core	The MFS Blended Research Small Cap Equity Portfolio is advised by MFS.

Vanguard VIF Small Co Gr	Long-term capital appreciation	Small Growth	The Vanguard VIF Small Company Growth Portfolio is advised by The Vanguard Group.

Vanguard VIF International	Long-term capital appreciation	Developed markets	The Vanguard VIF International Portfolio is advised by The Vanguard Group.

American Funds IS® New World 1	Long-term capital appreciation	Emerging markets	The American Funds IS New World Fund is advised by Capital Research and ManagementSM.

Vanguard VIF REIT Index	High level of income and moderate long-term capital appreciation	Real estate	The Vanguard VIF REIT Index Portfolio is advised by The Vanguard Group.

Vanguard VIF Total Bond Mkt Idx		Corporate bonds	The Vanguard VIF Total Bond Market Index Portfolio is advised by The Vanguard Group.

Templeton Global Bond VIP 1	High current income/Preservation of capital	Global bond	The Templeton Global Bond VIP Fund is advised by Franklin Advisers, Inc.

BlackRock High Yield V.I. I	Maximize total return consistent with income generation	High yield bond	The BlackRock High Yield V.I. Fund is advised by BlackRock Advisors, LLC.

Goldman Sachs VIT Government Money Market	Current Income/preservation of capital	Money market	The Goldman Sachs VIT Government Money Market is advised by Goldman Sachs Asset Management, L.P.

The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or individual retirement accounts under IRC section 408 and 408A, or to certain pension and retirement plans qualifying under Section 401, 403(b), or 457(b) of the IRC. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.

The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

Limit on Number of Subaccounts Selected — HMLIC reserves the right to limit the number of Investment Options selected at one time during the accumulation phase or the annuitization phase of Your Contract.

Selection of Underlying Funds — We select the Underlying Funds offered through the Separate Account based on several criteria, including asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualifications of each investment firm. Another factor We consider during the selection

11

process is whether the Underlying Fund, its adviser or sub-adviser or an affiliate will make payments to Us or Our affiliates. (For additional information on these arrangements, see “Payments We Receive.”) We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net Premium and/or transfers of Account Value if We determine, that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund. You bear the risk of any decline in Your Variable Account Value resulting from the performance of the Underlying Funds You have chosen.

Separate Account Pricing Agreement — Effective April 15, 2005, HMLIC entered into an agreement with State Street Bank and Trust Company (“State Street”), a national banking association located at 801 Pennsylvania Avenue, Kansas City, MO 64105, to calculate the daily Accumulation Unit Value for each Subaccount and to maintain certain required accounting records.

Addition, Deletion, or Substitution of Underlying Funds — We do not guarantee that each Underlying Fund will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

Voting Rights — We are the legal owner of the Underlying Fund shares held in the Separate Account and have the right to vote on all matters submitted to the Underlying Fund shareholders. Nevertheless, each Contract Owner has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

Before a vote of Underlying Fund shareholders, Contract Owners will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares. The number of votes that may be cast by a Contract Owner is based on the number of units owned as of the record date of the shareholder meeting.

We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC, in proportion to the vote by Contract Owners who allocate or transfer amounts to the Subaccounts, as long as such action is required by law. Therefore, the outcome of the vote could be decided by a few Contract Owners who provide timely voting instructions. Should federal securities laws, regulations, or interpretations change, We may elect to vote Underlying Fund shares in Our own right. If required by state insurance officials, or if permitted under federal regulation, We may disregard certain Contract Owner voting instructions under certain circumstances.

The Contract

Contract Owners’ Rights

The Contract will be issued as a Non-Qualified Contract.

Unless otherwise provided by law, and subject to the rights of any irrevocable beneficiary, the Contract Owner may exercise all privileges of ownership, as defined in the Contract. These privileges include the right during the period specified in the Contract to change the beneficiary, and to agree to a modification of the Contract terms. No designation or change in designation of a beneficiary will take effect unless We receive written request therefor at Our Home Office or the Contract Owner completes the beneficiary change request on Our secure website. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received. A Contract may be assigned by giving Us written notice. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of a State Insurance Commissioner, to require that the assignment will be effective only upon acceptance by Us, and to refuse assignments at any time on a non-discriminatory basis.

This prospectus describes only the variable portions of the Contract. On the Annuity Date, the Contract Owner has certain rights to acquire fixed annuity options. See the Contract for details regarding fixed Annuity Payments.

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Purchasing the Contract

To purchase a Contract, You must complete an application bearing all requested signatures and a suitability form.

Applications are to be sent, along with Your premium payment, to Our Home Office. If the appropriate broker-dealer has approved the suitability of the sale, Your application is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Contract within two business days of its receipt, and credit Your initial Net Premium to Your Contract. We deem receipt to occur on a Valuation Date if We receive a properly completed application and initial premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

If an incomplete application is received, HMLIC will promptly request additional information needed to process the application. Any initial premium payment received by HMLIC will be held in a suspense account, without interest, for a period not exceeding five business days unless otherwise directed by the applicant. If the necessary information is not received within these five business days HMLIC will return any initial premium payment received by HMLIC, unless otherwise directed by the applicant.

We generally will not issue You a Contract if the Annuitant is older than age 85 on the date the Contract would take effect. Under certain circumstances, however, We may issue Contracts above this maximum issue age.

Although We do not anticipate delays in Our receipt and processing of applications or premium payments, We may experience such delays to the extent agents fail to forward applications and premium payments to Our Home Office on a timely basis.

Canceling the Contract

You have the right to cancel a Contract for any reason within 30 days after You receive the Contract. To cancel a Contract, You must provide written notice of cancellation and return the Contract to Us at Our Home Office, or to the agent who sold it, within this “free look period.” HMLIC will refund the Variable Account Value plus, any fees or charges deducted from the portion of the premium payment(s) allocated to the variable account, plus any premium payments allocated to the fixed account. This amount will be reduced by any withdrawals, excluding surrender charges, if applicable, and any outstanding loan. We will pay the refund within 7 calendar days after We receive the Contract. Upon return of the Contract, it will be deemed void.

Premium Payments

Amount and Frequency of Premium Payments — Net Premium payments allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum premium payment for the Contract is $25 per month or $300 per year. HMLIC limits the maximum cumulative premium to $1 million without Our prior approval. After the first contract year, we reserve the right to limit premium payments to a maximum of $25,000 each contract year.

Allocation of Net Premiums — When You complete Your application, You will give Us instructions on how to allocate Your Net Premium payments among the fixed account and/or the available Subaccounts. The amount You direct to a particular Subaccount or to the fixed account must be in whole number percentages from 5% to 100% of the Net Premium payment. If You make additional premium payments, We will allocate the Net Premiums in the same manner as Your initial Net Premium payment. A request to change the allocation of premium payments will be effective on the Valuation Date of receipt of the request by HMLIC’s Home Office unless a future date is requested. The Contract Owner may request a change of allocation at any time.

Accumulation Units and Accumulation Unit Value — Net Premiums allocated to the Separate Account are credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Premium payments is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, expenses and the deduction of certain charges under the Contract.

Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Date. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

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The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

•	the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
•	plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
•	minus the dollar amount of the mortality and expense risk fee and applicable rider charges We deduct for each day in the Valuation Period;
•	divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

Transactions

Good Form — The information in this section of the prospectus sets forth specific information and documentation that must be received by Us at Our Home Office in order to process requests for certain types of transactions. In addition to the specific requirements set forth below, Your instructions must be sufficiently clear so that We do not need to exercise any discretion to follow such instructions; and We must receive all of the information and supporting legal documentation We require in order to effect the transaction. Transaction requests made with such instructions, and including such information and supporting documentation, are referred to in this prospectus as being “in good form”.

Transfers — Subject to certain restrictions, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, at any time before the Annuity Date. We reserve the right to limit transfers from the fixed account to the Subaccounts before the Annuity Date as follows and, therefore, You should carefully consider whether investment in the fixed account meets your investment criteria:

•	No more than 25% of the Fixed Account Value can be transferred to one or more Subaccounts during a 365 day period.
•

Any request to transfer the total Fixed Account Value to one or more Subaccounts will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year before the final transfer.

We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Contract Owners. We also reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if, in Our judgment, the Contract Owner is using the Contract for the purposes of market timing or for any other purpose that We, in Our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the “Market Timing” section below.

You may transfer value from one existing Investment Option into as many as 10 other Investment Options. The minimum amount that can be transferred is $100 or the entire dollar value of the Subaccount(s), whichever is less.

A Contract Owner may elect to transfer funds between Subaccounts and the fixed account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (877) 832-3785, by telephoning (800) 999-1030 (toll-free), or by accessing Our website at horacemann.com and looking in the “My Account” section.

Caution: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider’s, Your agent’s, or Our’s, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make Your transaction request in writing to Our Home Office. You also should protect Your validating information, because self-service options will be available to anyone who provides Your validating information. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

Depending on the means used to request a transfer, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Contract Owner and the Contract number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Investment Options from which and to which the transfer is to be made. Transfers are effective on the Valuation Date of receipt of the request in good form at Our Home Office unless a future date is requested. See “Other Information — Forms Availability.”

Dollar Cost Averaging — Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. The minimum amount to be transferred to any one

14

Investment Option is 5%. HMLIC reserves the right to limit the number of Investment Options and which Investment Options are available for the dollar cost averaging program. You may request dollar cost averaging by submitting a written request to Horace Mann Life Insurance Company at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section. This option is only available before the Annuity Date.

The transfers will begin on the Valuation Date of receipt of the request in good form in HMLIC’s Home Office and will continue on this day each period until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC’s Home Office either by writing to P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section.

Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amounts to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

Rebalancing — Rebalancing is the periodic adjusting of Investment Option balances to maintain a pre-established asset allocation strategy. You may request a rebalancing of Your Account Value either once or on a periodic basis.

For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Contract Owner. The minimum percentage that may be transferred to any one Investment Option is 5%. HMLIC reserves the right to limit the number of Investment Options and which Investment Options are available for the rebalancing program. HMLIC also reserves the right to require a minimum Account Value of no greater than $5,000 before a request for rebalancing is approved. You may request rebalancing by submitting a written request to Horace Mann Life Insurance Company at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section. This option is only available before the Annuity Date.

Rebalancing will begin on the Valuation Date of receipt of the request in good form in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either by writing to P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785 or by accessing Our website at horacemann.com and looking in the “My Account” section.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the percentage to be maintained in each option, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website. Your rebalancing request must match your premium allocation. If we receive a request to rebalance to allocations different from the current premium allocation, we will change the premium allocations to those on the rebalancing request.

Changes to Premium Allocations — A Contract Owner may elect to change the allocation of future Net Premium payments at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (877) 832-3785, or by accessing Our website at horacemann.com and looking in the “My Account” section. Depending on the means used to request a change, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, be accompanied by validating information, (2) include the Contract Owner’s name and Contract number, and (3) specify the new allocation percentage for the fixed account and/or for each Subaccount (in whole percentages). Allocations made to the fixed account or to one or more Subaccounts must total 100%. Changes in allocation instructions are effective on the Valuation Date of receipt of the request in good form by Our Home Office unless a later date is requested. See “Other Information — Forms Availability.”

Market Timing — The Contract and the Subaccounts are not designed for “market timing” through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate

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frequent transfers among the Subaccounts or between the Subaccounts and the fixed account. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds’ investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Contract Owners and their Contract performance, more specifically.

If We determine, in Our sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, We will take action to protect the other Contract Owners and/or terminate the Contract. In making these determinations, We may consider the combined transfer activity of Contracts that We believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all owners of a particular Contract.

We reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if, in Our judgment, the Contract Owner is using the Contract for the purposes of market timing or for any other purpose that We, in Our sole discretion determine to be potentially detrimental to other shareholders of an Underlying Fund. We may require future transfer requests under the Contract to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Contract. If this restriction is imposed, We will reverse within one business day any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Contract Owners, it will notify You in writing of any restrictions.

The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as Our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Contract owners may be subject to the risks described above.

The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. For example, Underlying Funds may assess a redemption fee (which We reserve the right to collect) on shares held for a relatively short period of time. Such policies and procedures may be more or less restrictive than HMLIC’s policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

Contract Owners should be aware that We are required to provide to an Underlying Fund, promptly upon request, certain information about the trading activity of individual Contract Owners, and to restrict or prohibit further purchases or transfers by specific Contract Owners identified by the Underlying Fund as violating the frequent trading policies established for that Underlying Fund.

Surrender or Withdrawal Before Commencement of Annuity Period — You may surrender the Contract or withdraw part of Your Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100 minimum and may not reduce the Contract Owner’s Account Value to less than $100.

The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a request for surrender or partial withdrawal in good form in Our Home Office. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Contract Owner. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distributions. (See “Tax Consequences.”)

A Contract Owner wishing to surrender or request a partial withdrawal may do so by submitting a signed, HMLIC form to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. The kind of HMLIC form to be used will depend on whether any proceeds from the withdrawal/surrender are to be sent to any party other than the Contract Owner. A Contract Owner may request a HMLIC withdrawal/surrender form by writing to P.O. Box 4657, Springfield, Illinois 62708-4657 or by calling 800-999-1030 or may download the form on Our secure website at horacemann.com. Depending on the volume of transaction requests received at Our Home Office, We may take up to 5 business days following Our receipt of a request for a

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withdrawal/surrender form to mail the form. Telefacsimile (FAX) transmissions and photocopies of the withdrawal/surrender request will be accepted only if all withdrawal/surrender proceeds are to be sent to the Contract Owner and the request, if sent by FAX, is sent to (877) 832-3785. When a request is received by FAX and the withdrawal/surrender proceeds exceed $250,000, We will confirm receipt of the request with the Contract Owner. Telefacsimile (FAX) transmissions and photocopies of the withdrawal/surrender request will not be accepted if any proceeds of the withdrawal/surrender are not to be sent to the Contract Owner. See “Tax Consequences” and “Other Information — Forms Availability.”

Withdrawals and surrenders will be processed either on a Valuation Date specified by You in a request, provided the Valuation Date specified occurs on or after receipt of the request in good form at Our Home Office, or on the Valuation Date of such receipt of a request in good form at Our Home Office.

For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will process the surrender or withdrawal but We will not release your distribution until the full 15 days following the address change has passed.

Surrenders and withdrawals from any Subaccount are not currently subject to surrender charges.

If Your Contract data pages reflect a surrender charge of 0%, We cannot later impose a surrender charge.

If Your Contract has a surrender charge, the surrender charge is assessed on the basis of the amount surrendered or withdrawn from the Subaccount(s), but will never exceed 9% of Your total Net Premium payments to a Subaccount during the lifetime of the Contract. For example, if a Contract Owner’s Subaccount value is $12,000 and Net Premium payments to date equal $10,000 and the Contract Owner surrenders the Contract, then the surrender charge may not exceed 9% of $10,000 ($900).

If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC’s premium tax liability resulting from the surrender or withdrawal will be to HMLIC’s benefit.

Systematic Withdrawals — You may select systematic withdrawals, and You may choose monthly, quarterly, semi-annual or annual withdrawals. The 29th, 30th and 31st days of the month are not allowed as start dates. Each withdrawal must be for at least $100 and the minimum duration is 12 months. HMLIC may restrict some Investment Options from being available for this program. Any applicable surrender charges will apply. Only one systematic withdrawal option can be effective at one time. The systematic withdrawal option is not available on Contracts with an active dollar cost averaging program. HMLIC provides the following systematic withdrawal options:

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Free out only — Allows You to receive Your Contract free out amount in periodic payments through the year. Your Contract free out is the amount You are allowed to withdraw each year without incurring any Contract penalties.

•	Interest only — Allows You to receive the interest earned in the fixed account under Your Contract in periodic payments through the year.
•	Fixed amount — Allows You to receive a specified amount in periodic payments.
•	Percent of account value — Allows You to withdraw a percentage of Your Account Value in periodic payments.
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Substantially equal periodic payments — Allows You to receive periodic payments throughout a year as required by the IRC and related rules to receive withdrawals without penalty tax prior to age 59 1/2.

A Contract Owner wishing to make systematic withdrawals may elect this option by submitting a signed, HMLIC form to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A Contract Owner may request a HMLIC systematic withdrawal form by writing to P.O. Box 4657, Springfield, Illinois 62708-4657 or by calling 800-999-1030 or by accessing Our secure website at horacemann.com and looking in the “My Account” section.

Payments We Make — HMLIC ordinarily completes a transaction within seven calendar days after receipt of a request in good form to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Contract is determined as of the Valuation Date on which a transaction request in good form is received. However, determination of Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading on the NYSE is restricted by the Securities and Exchange Commission; (2) any period when the SEC determines that an emergency exists that makes it not reasonably practicable to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the Securities and Exchange Commission to protect persons with interests in the Separate Account. In addition, if pursuant to SEC rules, the Goldman Sachs Government Money Market Fund (Institutional Shares) suspends payment of redemption proceeds in connection with a liquidation of the Fund, We will delay the payment of any transfer, surrender, partial withdrawal, loan (if applicable) or Annuitized Value from the Fund until the Fund is liquidated.

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We reserve the right to defer payment of amounts from the fixed account for up to six months after receipt of Your written request in good form, but only after We have made a written request and received written approval of the applicable state insurance regulator. We will pay interest from the date of receipt of Your written request in good form on any payment deferred for 30 days or more at the applicable interest rate.

If You have submitted a check or draft to Our Home Office, We may defer payment of the amount of such check or draft from the payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, We may be required to reject a premium payment and/or block a Contract Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans (if applicable), or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Contract Owner or a Contract Owner’s account to governmental regulators.

Confirmations — HMLIC mails written confirmations of premium payments and systematic withdrawals to Contract Owners on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals (other than systematic withdrawals) and surrenders are mailed to Contract Owners within seven calendar days of the date the transaction occurred.

If a Contract Owner believes that the confirmation statement contains an error, the Contract Owner should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (877) 832-3785, or by telephoning (800) 999-1030 (toll free).

Deductions and Expenses

We make certain charges and deductions under the Contract. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume. The fees and charges deducted under the Contract may result in a profit to Us.

Services and Benefits We Provide

•	the death benefit, and cash benefits under the Contract
•	Investment Options, including Net Premium allocations
•	administration of elective options
•	the distribution of reports to Contract Owners
•	Annuity Payment options

Costs and expenses We incur:

•	costs associated with processing applications and with issuing and administering the Contract
•	overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contract
•	other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees

Risks We assume:

•	that the costs of providing the services and benefits under the Contracts exceed the charges We deduct

Premium Taxes — Certain state and local governments levy a premium tax, currently between 0% and 3.5%. Any premium taxes relating to the Contract may be deducted from the premium payments or the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

Surrender Charges — If Your Contract has a surrender charge and You make a withdrawal or surrender under the Contract, HMLIC will assess a charge to compensate it for the cost of selling the Contract. If Your Contract data pages reflect a surrender charge of 0%, We cannot later impose a surrender charge.

A Contract Owner may surrender the Contract in whole or withdraw a portion of the Account Value for cash before Annuity Payments begin.

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HMLIC reserves the right to waive either a portion or the whole surrender charge, if applicable, in some situations. In some situations, You may make a withdrawal with no surrender charge. Please see Your Contract for further details. For further information regarding surrender or withdrawals see “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

Annual Maintenance Fee — We will deduct an annual maintenance fee of no more than $25 from each Contract on the Contract anniversary date. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of this Contract.

The annual maintenance fee ceases when You apply the Annuitized Value to an Annuity Payment option. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Contract. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Contract.

Mortality and Expense Risk Fee (“M&E Fee”) — For assuming mortality and expense risk, We apply an asset charge to the Subaccounts. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

If this charge, combined with any other charges under the Contract does not cover Our total costs for services rendered and expenses incurred, We absorb the loss. Conversely, if the fees and charges more than cover Our actual costs, the excess is added to Our surplus.

Operating Expenses of the Underlying Funds — The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund’s prospectus.

Death Benefit

Death Benefit Proceeds

If a Contract Owner dies (or the sole Annuitant dies and the sole Contract Owner is not a natural person) before the Annuity Date and while the Contract is in force, We will pay a death benefit to the beneficiary designated by the Contract Owner. The death benefit ends at the Annuity Date. When multiple Contract numbers, with the same first nine digits in the number, are used to segregate multiple sources of funds for a Contract Owner, such as employee versus employer, beneficiaries must be consistent for all such Contract numbers, and the death benefit will be determined as the aggregate death benefit for all such Contract numbers. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant’s statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us. Where there are multiple beneficiaries, only one certified death certificate will be required.

If, pursuant to SEC rules, the Goldman Sachs Government Money Market Fund (Institutional Shares) suspends payment of redemption proceeds in connection with a liquidation of the Fund, We will delay the payment of any death benefit from the Fund until the Fund is liquidated.

The beneficiary will receive the greater of:

1.	the Account Value; or

2.	the Net Premium paid, less an adjustment for any withdrawals and an adjustment for any outstanding loan balance.

At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under “The Contract — Annuity Payment Options.” If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to his/her designated beneficiary. Any part of a Contract Owner’s interest payable to a minor child will be paid to the child’s legal guardian for the benefit of the child.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract’s maturity date or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but after a thorough search We are not able to locate the beneficiary, or the beneficiary does not claim the death benefit in a timely manner, the death benefit will be paid to the unclaimed property office of the state in which the beneficiary or the Contract Owner last resided, as shown on our books and records, or to Our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit or contract proceeds if the beneficiary or

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owner of the property presents a timely claim with the proper documentation to the applicable state. To help prevent such escheatment, it is important that You keep Your desired beneficiary designations up to date, including full names and complete addresses, if and as they change.

Annuity Payments

The Contract provides for fixed Annuity Payment options. The Contract Owner may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a request in good form to Our Home Office.

The Contract Owner may elect to have a portion of the Account Value applied to purchase Annuity Payments, leaving the remainder of the Account Value in the Contract. The portion applied to purchase Annuity Payments may be subject to taxes and an additional 10% penalty tax. See “Tax Consequences — Partial Annuitization” below. The portion of the Account Value applied to purchase Annuity Payments will be treated as a withdrawal for purposes of determining any death benefit. If the selected Annuity Payment option allows withdrawals, any withdrawal made may have tax consequences, may affect any subsequent Annuity Payments, and may be subject to surrender charges.

We will process the request so that the Annuity Payments begin as of the date requested except the 29th, 30th or 31st of the month. We will transfer Your Variable Account Value to the fixed account on the Valuation Date Your request in good form is received in Our Home Office. Your Net Premium allocation(s) will be changed to the fixed account. Generally, at the time an Annuity Payment option is selected, a Contract Owner must elect whether to have federal and state income taxes withheld. (See “Other Information — Forms Availability” and “Tax Consequences.”)

In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Annuity Payments remain level throughout the payout period, except in the case of certain joint and survivor Annuity Payment options and Annuity Payment options with an Increase option (as described below), and are paid in monthly, quarterly, semiannual, and annual installments. If the Annuitized Value to be applied under any one Annuity Payment option is less than $2,000 or if the option chosen would provide Annuity Payments of less than $20 per month at the Annuity Date, then the Annuitized Value may be paid in a lump sum.

Certain of the Annuity Payment options available under a Contract can be selected with an Increase option or a Refund at Death option. These optional features must be selected at the time You elect an Annuity Payment option.

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if an Increase option is selected, Annuity Payments will increase on each anniversary of the Annuity Date based on the increase percentage selected (1%, 2%, 3%, 4% or 5%). If You select an Increase option, then Your initial Annuity Payment (to which the increase percentage selected will apply) will be lower than the Annuity Payment You would receive under the Annuity Payment option without the Increase option.

•	The Cash Refund at Death option pays You, upon the Annuitant’s death, the difference between the Annuitized Value and the Annuity Payments made to date.

The death benefit ends upon full annuitization of the Contract.

Annuity Payment Options

Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years — Annuity Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Annuitant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Annuitant lives, or until all guaranteed payments have been made, whichever is later.

Under the Life Annuity with Payments Guaranteed for Life Only option, it is possible that only one Annuity Payment will be made if the Annuitant’s death occurs before the scheduled date of the second Annuity Payment. With the Life Annuity with Payments Guaranteed for Life Only, You may elect a Cash Refund at Death option or an Increase option. With a Life Annuity with Payments Guaranteed for 10, 15, or 20 Years. You may elect an Increase option.

Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

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After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Payments for a Specified Period — Annuity Payments are made to the Contract Owner beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the surrender charge period.

Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

You may elect whether to have the right to make withdrawals. If you elect not to have the right to make withdrawals, (1) You may elect an Increase option and (2) after the Annuity Date, this Annuity Payment option cannot be changed.

If You elect to have the right to make withdrawals, You may change this Annuity Payment option after the Annuity Date. Any change or withdrawal of Annuitized Value You make may affect any subsequent Annuity Payments and may have tax consequences. Surrender charges may apply. If You surrender the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Contract will terminate. Thereafter, HMLIC will be free of any liability for the terminated Contract.

Joint and Survivor Annuity — Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

The available survivor options are to pay during the lifetime of the survivor (1) 50%, (2) 66 2/3%, or (3) 100% of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Contract Owner dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made. With the Joint and Survivor Annuity, You may elect an Increase option. With the Joint and 100% Survivor Annuity, You may elect an Increase option or the Cash Refund at Death option.

Other Payout Options

If the Contract Owner does not wish to elect one or more of the Annuity Payment options described above, the Contract Owner may:

a.	receive the proceeds in a lump sum less any applicable surrender charges, or

b.	elect any other payout option that HMLIC makes available.

Amount of Annuity Payments

The Annuitized Value will be applied to purchase the Annuity Payment option You select.

Annuity Payments — Except in the case of certain joint and survivor Annuity Payment options and Annuity Payment options with an Increase option (as described above), the amount of each Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

Misstatement of Age or Gender (if a gender-specific contract has been issued)

If any age or gender (if a gender-specific contract has been issued) has been misstated, We will pay Annuity Payments in the amount which would have been paid at the correct age and gender (if a gender-specific contract has been issued). We will deduct any overpayments We have made, including interest of 5 percent per year, from future payments. We will pay any under payments, including interest of 5 percent per year, in a lump sum to the Contract Owner if living, otherwise to the beneficiary(ies).

Tax Consequences

The following discussion of federal income tax consequences is only a brief summary and is not intended as tax advice. The tax rules governing the provisions of annuity contracts are extremely complex, often difficult to comprehend and may be changed

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at any time. This discussion does not address special rules, prior tax laws, gift, estate/transfer taxes, or state tax laws. A Contract Owner or a prospective Contract Owner should consult a qualified and competent tax advisor before taking any action that could have tax consequences.

Tax Treatment of the Company and the Separate Account

Separate Account — The operations of the Separate Account form part of the operations of HMLIC and do not constitute a type of taxable entity distinct from Our other operations. Under present law, no federal income tax will be payable by HMLIC on the investment income and capital gains of the Separate Account if certain conditions are met.

Diversification Requirements — The IRC requires that the investments of the Separate Account be “adequately diversified” under Section 817(h) in order for the Contracts to be treated as annuity contracts for federal income tax purposes. Provided the investments of the Underlying Funds continue to meet the diversification requirements of IRC Section 817(h), the Contract Owner will not pay federal income tax on the investment income and capital gains under a Contract until Annuity Payments begin or a surrender or withdrawal is made. The Separate Account intends to comply with these diversification requirements.

Contract Owner Control — In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts because of their ability to direct their investments to particular subaccounts of a separate account. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of Our Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published guidance. While We believe the Contracts do not give the Contract Owners investment control over Separate Account assets, We reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

Foreign Tax Credits — We may benefit from any foreign tax credits attributable to taxes paid by certain Underlying Funds to foreign jurisdictions to the extent permitted under federal law.

General Federal Income Tax Provisions

Deductibility of Premium Payments — Premium payments made to Non-Qualified Contracts are not deductible from current taxable income.

Pre-Distribution Taxation of Contracts — Investment earnings credited to the Contract Owner’s account are generally not subject to current income tax until such amounts are distributed as defined by the IRC. However, certain assignments or pledges of a Contract may be treated as distributions and accelerate the taxability of investment earnings.

Annuity Payments — Although tax consequences may vary depending on the payout option elected under a Contract, some or all of each Annuity Payment is generally taxed as ordinary income, while a portion may not be taxed. The determination of the amount of each Annuity Payment that is subject to current income tax depends upon the type of Contract and Your particular circumstances.

Death Benefits — Amounts may be distributed from a Contract because of the death of the Contract Owner. Such death benefits are not life insurance benefits. Generally, such amounts are includible in the income of the beneficiary as follows: (i) if distributed in a lump sum, they are taxed in the same manner as withdrawals from the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

Non-Natural Person — If a non-natural person (e.g., a corporation or a trust) owns a Contract, investment earnings are generally not deferred until distributed but subject to tax each year. There are exceptions to this rule, and if you are considering purchasing a Contract on behalf of a corporation, trust, or other entity that is not a natural person, You should discuss the tax consequences with a competent tax advisor.

Contract Transactions — A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain tax consequences to You that are not discussed herein. A Contract Owner contemplating any such transaction should consult a tax advisor as to the tax consequences.

Withholding — Federal income tax is generally required to be withheld unless the Contract Owner elects not to have federal income tax withheld. For periodic payments (Annuity Payments), the withholding is calculated similar to wage withholding. For all other payments withholding is at the rate of 10%. For periodic payments, HMLIC will notify the Contract Owner at least annually of his or her right to revoke the election not to have federal income tax withheld. State and/or local tax withholding may also apply.

22

Same-Sex Marriage — Current federal tax law recognizes individuals of the same sex as lawfully married if such marriage was validly entered into in a state whose laws authorize the marriage of two individuals of the same sex. Federal tax law does not recognize domestic partnerships, civil unions or other similar formalized relationships at this time. The right of a spouse to continue a Contract and all Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. Consequently, a prospective or current Contract Owner who has entered into or is contemplating a domestic partnership or civil union should be aware that the rights of a spouse under the spousal continuation provisions of a Contract may not be available to such partner.

Taxation of Non-Qualified Contracts

Generally all or a portion of any distribution from a Non-Qualified Contract will be taxable as ordinary income. The taxable amount will be dependent upon the type of distribution and the “investment in the contract”. The investment in the contract is generally the total of all premium payments and represents the portion of the Contract already taxed. The investment in the Contract is reduced by the portion of a withdrawal or other distribution not taxed. The remaining portion of the Contract is investment earnings, which have not yet been taxed.

Withdrawals — If a withdrawal of less than the entire value of a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to current income tax up to the amount of the investment earnings in the Contract. For Contracts issued before August 14, 1982, the rules for determining the portion of any withdrawal that is treated as ordinary income subject to current income tax are different and You should consult with a tax advisor.

In the case of a withdrawal of the entire value of the Contract (a surrender), the amount received generally will be subject to current income tax only to the extent it exceeds the Contract Owner’s “investment in the contract”.

Annuity Payments — For Annuity Payments received under a Non-Qualified Contract a portion of each Annuity Payment will consist of both a return of the investment in the contract and investment earnings. The portion considered excludible from taxable income, or a return of the investment in the contract, is determined by the ratio of the total amount of the investment in the contract to the “expected return” under the Contract (exclusion ratio). Generally, the expected return is the total amount that can be expected to be received under the Contract. The calculation of the expected return will vary depending upon the payout options selected and ages of the Annuitants. When the investment in the contract has been recovered all future Annuity Payments will be fully taxable. For Annuity Payments that began before January 1, 1987, the exclusion ratio will apply to all payments received.

Partial Annuitization — If a portion of the Account Value of a Non-Qualified Contract is applied to purchase Annuity Payments and the Contract meets certain rules, that portion will be treated as a separate Contract with a pro-rata allocation of the investment in the contract and a separate Annuity Date for purposes of determining the income taxation of the Annuity Payments. The Annuity Payments must be made over a period of 10 years or more, or over the life expectancy of one or more Annuitants. Annuity Payments under a partial annuitization will be subject to income tax as discussed in the previous paragraph.

Premature Distribution Tax — An additional tax (penalty tax) may also apply to premature distributions from a Non-Qualified Contract. A premature distribution is generally any distribution made before the Contract Owner reaches age 59 1/2. The penalty tax is 10% of the amount of the payment that is includable in income.

Certain payments may not be subject to the penalty tax, such as payments made:

1)	after age 59 1/2,

2)	as the result of death or disability,

3)	under an immediate annuity contract, and

4)	that are part of a series of substantially equal periodic payments over the life or life expectancy of the Contract Owner or the joint lives or joint life expectancy of the Contract Owner and a beneficiary.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax advisor with regard to exceptions from the penalty tax.

Required Minimum Distributions Upon Death of the Contract Owner — The beneficiary of a Non-Qualified Contract is generally required to take certain required minimum distributions upon the death of the Contract Owner. Specifically, if the Contract Owner dies on or after the Annuity Date the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner’s death. If the Contract Owner dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of the Contract Owner’s death. There are two exceptions to the five-year rule: payments over the life expectancy, or a period not exceeding the life expectancy, of

23

the designated beneficiary provided the payments begin within one year of the Contract Owner’s death, or, if the beneficiary is the surviving spouse, the spouse may treat the Contract as his or her own and continue the Contract. The designated beneficiary refers to a natural person designated by the Contract Owner as a beneficiary to receive the death benefit under the Contract.

Required Minimum Distribution Excise Tax — If the amount distributed from a Non-Qualified Contract is less than the required minimum distribution for the year, the beneficiary is generally subject to a nondeductible excise tax of 50% on the difference between the required minimum distribution and the amount actually distributed.

Multiple Contracts — All non-qualified deferred annuity contracts that are issued by Us (or Our affiliates) after October 21, 1988 to the same Contract Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Contract Owner’s income when a taxable distribution occurs.

Exchanges — Exchanges of Non-Qualified Contracts are an assignment of the accumulation in the Contract to another issuer and if completed in accordance with federal tax rules would not be includable in income until they are ultimately paid out to the Contract Owner.

Net Investment Income Tax — A net investment income tax of 3.8% applies to all or part of a taxpayer’s net investment income when certain thresholds are met. Net investment income includes interest, dividend, and annuity income. The tax is assessed against the lesser of net investment income or the amount of modified adjusted gross income that exceeds $200,000 for single taxpayers and those filing as Head of Household, $250,000 for married taxpayers filing jointly and $125,000 for married taxpayers filing separately.

Federal Estate Taxes

While no attempt is being made to discuss the federal estate tax implications of the Contract, purchasers of annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor and/or a tax advisor for more information.

Gift and Generation-skipping Transfer Tax

The Gift and Generation-skipping Transfer Tax may apply when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. In addition, regulations issued under the IRC may require Us to deduct the tax from Your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service. Consult a tax advisor for more information.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers who/that are U.S. citizens or residents. Annuity contract purchasers who/that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the annuity contract purchaser’s country of citizenship or residence. Prospective annuity contract purchasers are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation, regulation, or otherwise. Consult a tax advisor with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Other Information

Distribution of the Contract — The Contracts are offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Contracts may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with its affiliate, HM Investors,

24

principal underwriter of the Separate Account. HM Investors, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of FINRA and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers and range from 0.1% to 1.00% annually of the average assets under management. No specific charge is assessed directly to Contract Owners or to the Separate Account to cover the commissions and endorsement-related payments. We do intend to recover the amount of these commissions and other sales expenses and incentives We pay, however, through the fees and charges collected under the Contract and other corporate revenue.

Association Relationships — HMLIC or an affiliate has relationships with various education associations and school administrator associations. Under these relationships, HMLIC or an affiliate may pay the association for certain special functions, advertising, and similar services, including but not limited to the following:

•	Providing HMLIC or an affiliate with access to and opportunities to market its products to association members;

•	Allowing HMLIC or an affiliate to sponsor and promote scholarship and awards programs;

•	Allowing HMLIC or an affiliate to sponsor and/or attend (and market its products at) association meetings, conferences, or conventions; and

•	Allowing HMLIC or an affiliate to conduct workshops for association members.

Certain education associations endorse various insurance products of HMLIC or an affiliate. Neither HMLIC nor any of its affiliates pays any consideration solely in exchange for product endorsements.

Legal Proceedings — HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC’s ability to meet its obligations under the Contract.

Modification of the Contract — The Contract provides that it may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Contract Owners will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract.

Registration Statement — A registration statement has been filed with the SEC under the Securities Act of 1933 with respect to the Contract. This prospectus summarizes the material rights granted under and features of the Contract. For a complete statement of the terms thereof, reference is made to the Contract and these instruments as filed. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits.

Communications to Contract Owners — To ensure receipt of communications, Contract Owners must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (877) 832-3785, by calling (800) 999-1030 (toll-free) or by accessing HMLIC’s website at horacemann.com and sending a message through the “Message Center” in the “My Account” section.

HMLIC will attempt to locate Contract Owners for whom no current address is on file. In the event HMLIC is unable to locate a Contract Owner, HMLIC may be forced to surrender the value of the Contract to the Contract Owner’s last known state of residence in accordance with the state’s abandoned property laws.

Contract Owner Inquiries — A toll-free number, (800) 999-1030, is available to telephone HMLIC’s Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657 or by accessing HMLIC’s website at horacemann.com and sending a message through the “Message Center” in the “My Account” section.

Forms Availability — Specific forms are available from HMLIC to aid the Contract Owner in effecting many transactions allowed under the Contract. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030 or may be downloaded from Our secure website at horacemann.com.

Investor Information from FINRA — Information about HM Investors and Your agent is available from FINRA at www.finra.org or by calling (800) 289-9999 (toll-free).

25

Table of Contents for the Statement of Additional Information

A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:

Topic	Page
General Information and History	2
Underwriter	2
Independent Registered Public Accounting Firm	2
Financial Statements	3

To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (877) 832-3785, or telephone (800) 999-1030 (toll-free) to request a copy.

Horace Mann Life Insurance Company

P.O. Box 4657

Springfield, Illinois 62708-4657

Please provide free of charge the following information:

             Statement of Additional Information dated March 9, 2017 for the Separate Account

Please mail the above document to:

(Name)

(Address)

(City/State/Zip)

26

March 9, 2017

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE DEFERRED ANNUITY CONTRACTS

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

HORACE MANN LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus, and should be read in conjunction with the prospectuses for the Horace Mann Personal Retirement Planner Qualified and Non-qualified Flexible Premium Deferred Variable Annuity Contract (“Contract”), dated March 9, 2017. Copies of the prospectuses for the Contract may be obtained by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (877) 832-3785, or by telephoning toll-free (800) 999-1030. The prospectuses for the Contract set forth information that a prospective investor should know before investing in a Contract. Capitalized terms that are used, but not defined, in this Statement of Additional Information have the same meanings as in the prospectuses for the Contract.

March 9, 2017

GENERAL INFORMATION AND HISTORY

Horace Mann Life Insurance Company (“HMLIC”) sponsors the Horace Mann Life Insurance Company Separate Account (the “Separate Account”). HMLIC is a wholly-owned subsidiary of Educators Life Insurance Company of America, whose business is to engage in the business of insurance. HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation (“HMEC”), a publicly-held insurance holding company traded on the New York Stock Exchange.

UNDERWRITER

HMLIC offers and sells the Contracts on a continuous basis through its licensed life insurance sales personnel who are also registered representatives of Horace Mann Investors, Inc. (“HM Investors”), a broker/dealer registered with the Securities and Exchange Commission and a member of FINRA. HM Investors serves as principal underwriter of the Separate Account. HM Investors is located at One Horace Mann Plaza, Springfield, Illinois 62715-0001. HM Investors is an affiliate of HMLIC and a wholly-owned subsidiary of HMEC.

HMLIC contracts with HM Investors to distribute the Contracts. The Contracts also may be offered and sold through independent agents and other, unaffiliated broker-dealers that have entered into selling agreements with HMLIC and HM Investors. (HM Investors and such unaffiliated broker-dealers shall be referred to herein collectively as “selling firms.”). HM Investors passes through any commissions it receives for sales of the Contract to its registered representatives and to other selling firms for their sales of the Contract.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The statement of net assets of each of the sub-accounts comprising the Horace Mann Life Insurance Company Separate Account as of December 31, 2015, and the related statement of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended, and those statutory statements of admitted assets, liabilities, and capital and surplus of Horace Mann Life Insurance Company as of December 31, 2015 and 2014, and the related statements of operations, capital and surplus and cash flow for each of the years in the three year period ended December 31, 2015, and the related notes and schedules I, III, and IV, appearing herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The principal business address of KPMG LLP is 200 E. Randolph Drive, Chicago, Illinois 60601.

The KPMG LLP report dated April 22, 2016 of Horace Mann Life Insurance Company includes explanatory language that states that Horace Mann Life Insurance Company prepared the statutory financial statements using statutory accounting practices prescribed or permitted by the Illinois Department of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report states that the statutory financial statements are not presented fairly in conformity with U.S. generally accepted accounting principles and further states that those statements are presented fairly, in all material respects, in conformity with statutory accounting practices prescribed or permitted by the Illinois Department of Insurance.

FINANCIAL STATEMENTS

Audited financial statements of HMLIC and of the Separate Account are included herein. The financial statements for HMLIC should be considered only as bearing upon the ability of HMLIC to meet its obligations under the Contracts.

KPMG LLP Aon Center Suite 5500 200 East Randolph Drive Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Contract Owners

Horace Mann Life Insurance Company Separate Account and

The Board of Directors and Stockholder

Horace Mann Life Insurance Company:

We have audited the accompanying statement of net assets of each sub-account within Horace Mann Life Insurance Company Separate Account (the Company), as of December 31, 2015, and the related statement of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the transfer agent of the underlying mutual funds and other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each sub-account within the Company as of December 31, 2015, the results of its operations for the year or period then ended, the changes in its net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

Chicago, IL

April 22, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	ALLIANCE BERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL/ MID CAP VALUE PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL CAP GROWTH PORTFOLIO	AMERICAN CENTURY MID CAP VALUE FUND	AMERICAN FUNDS IS BLUE CHIP GROWTH & INCOME FUND	AMERICAN FUNDS IS GROWTH FUND	AMERICAN FUNDS IS MANAGED RISK ASSET ALLOCATION FUND	AMERICAN FUNDS IS NEW WORLD FUND
ASSETS
INVESTMENTS AT MARKET VALUE	$43,731,221	$2,966,362	$2,877,803	$1,994,286	$6,600,075	$7,709,652	$2,851,160	$2,405,343
TOTAL ASSETS	$43,731,221	$2,966,362	$2,877,803	$1,994,286	$6,600,075	$7,709,652	$2,851,160	$2,405,343
NET ASSETS
ACTIVE CONTRACT OWNERS	$43,731,221	$2,966,362	$2,877,803	$1,994,286	$6,600,075	$7,709,652	$2,851,160	$2,405,343

RETIRED CONTRACT OWNERS	–	–	–	–	–	–	–	–
TOTAL NET ASSETS	$43,731,221	$2,966,362	$2,877,803	$1,994,286	$6,600,075	$7,709,652	$2,851,160	$2,405,343

INVESTMENTS
COST OF INVESTMENTS	$24,734,988	$3,090,652	$3,252,443	$2,034,199	$7,206,499	$8,211,508	$2,946,278	$2,633,066
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$18,996,233	$(124,290)	$(374,640)	$(39,913)	$(606,424)	$(501,856)	$(95,118)	$(227,723)
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	915,453	172,966	176,552	108,444	526,742	114,625	243,481	128,697
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	–	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	31,542	6,153	11,487	15,047	134,399	25,116	57,786	27,582

M&E RATE .0125	913,527	87,967	107,564	74,890	319,890	60,626	181,084	82,419

M&E RATE .0145	698	194	1,246	210	2,919	300	381	201

M&E RATE .0155	946	627	312	2,622	278	322	10	22

M&E RATE .0165	989	267	158	1,315	2,645	642	52	336

RETIRED PAYOUT	–	–	–	–	–	–	–	–

TOTAL UNITS	947,702	95,208	120,767	94,084	460,131	87,006	239,313	110,560

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$47.96	$31.98	$24.47	$21.41	$14.40	$88.99	$11.96	$21.85

M&E RATE .0125	$46.08	$31.11	$23.77	$21.16	$14.32	$88.47	$11.90	$21.73

M&E RATE .0145	$45.92	$30.51	$23.28	$21.21	$14.21	$87.96	$11.73	$21.80

M&E RATE .0155	$45.46	$30.23	$23.07	$21.01	$14.18	$87.78	$11.67	$21.53

M&E RATE .0165	$45.08	$29.90	$22.87	$21.01	$14.21	$87.73	$11.79	$21.53

RETIRED PAYOUT	$–	$–	$–	$–	$–	$–	$–	$–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	ARIEL FUND	ARIEL APPRECIATION FUND	CALVERT S&P MID CAP 400 INDEX PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP REIT SERIES	DELAWARE VIP SMID CAP GROWTH SERIES	DELAWARE VIP U.S. GROWTH SERIES	DREYFUS MID CAP STOCK PORTFOLIO
ASSETS
INVESTMENTS AT MARKET VALUE	$41,044,836	$53,010,553	$8,717,739	$19,046,747	$13,579,785	$7,390,247	$2,416,869	$1,103,013
TOTAL ASSETS	$41,044,836	$53,010,553	$8,717,739	$19,046,747	$13,579,785	$7,390,247	$2,416,869	$1,103,013
NET ASSETS
ACTIVE CONTRACT OWNERS	$41,044,836	$53,010,553	$8,717,739	$19,046,747	$13,579,785	$7,390,247	$2,416,869	$1,103,013

RETIRED CONTRACT OWNERS	–	–	–	–	–	–	–	–
TOTAL NET ASSETS	$41,044,836	$53,010,553	$8,717,739	$19,046,747	$13,579,785	$7,390,247	$2,416,869	$1,103,013

INVESTMENTS
COST OF INVESTMENTS	$34,371,820	$47,738,990	$8,903,998	$21,835,308	$10,869,449	$6,550,450	$2,361,689	$812,808
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$6,673,016	$5,271,563	$(186,259)	$(2,788,561)	$2,710,336	$839,797	$55,180	$290,205
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	690,641	1,175,922	93,911	1,979,911	856,229	258,762	184,917	58,422
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	–	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	12,702	17,341	14,750	73,259	119,434	20,841	25,318	708

M&E RATE .0125	436,398	572,358	67,674	945,677	680,775	160,841	129,035	32,276

M&E RATE .0145	125	203	282	3,738	4,242	592	365	–

M&E RATE .0155	313	454	756	7,105	4,168	1,438	3,578	–

M&E RATE .0165	791	1,339	660	10,146	8,677	1,777	45	–

RETIRED PAYOUT	–	–	–	–	–	–	–	–

TOTAL UNITS	450,329	591,695	84,122	1,039,925	817,296	185,489	158,341	32,984

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$95.01	$93.37	$105.39	$19.24	$16.94	$41.07	$15.42	$34.57

M&E RATE .0125	$91.06	$89.50	$103.29	$18.25	$16.57	$39.70	$15.24	$33.42

M&E RATE .0145	$82.58	$84.35	$104.14	$18.41	$16.32	$39.75	$15.15	$–

M&E RATE .0155	$81.84	$83.54	$102.49	$18.24	$16.19	$39.51	$15.09	$–

M&E RATE .0165	$81.04	$82.65	$100.88	$18.06	$16.07	$39.04	$15.04	$–

RETIRED PAYOUT	$–	$–	$–	$–	$–	$–	$–	$–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	DREYFUS SMALL CAP STOCK INDEX PORTFOLIO	FIDELITY VIP EMERGING MARKETS PORTFOLIO	FIDELITY VIP FREEDOM 2015 PORTFOLIO	FIDELITY VIP FREEDOM 2025 PORTFOLIO	FIDELITY VIP FREEDOM 2035 PORTFOLIO	FIDELITY VIP FREEDOM 2045 PORTFOLIO	FIDELITY VIP FUNDS MANAGER 20% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 50% PORTFOLIO
ASSETS
INVESTMENTS AT MARKET VALUE	$7,628,140	$5,281,742	$233,376	$2,542,204	$3,490,894	$1,399,022	$263,691	$937,084
TOTAL ASSETS	$7,628,140	$5,281,742	$233,376	$2,542,204	$3,490,894	$1,399,022	$263,691	$937,084
NET ASSETS
ACTIVE CONTRACT OWNERS	$7,617,581	$5,281,742	$233,376	$2,542,204	$3,490,894	$1,399,022	$263,691	$937,084

RETIRED CONTRACT OWNERS	10,559	–	–	–	–	–	–	–
TOTAL NET ASSETS	$7,628,140	$5,281,742	$233,376	$2,542,204	$3,490,894	$1,399,022	$263,691	$937,084

INVESTMENTS
COST OF INVESTMENTS	$7,634,336	$5,593,837	$241,530	$2,631,487	$3,598,185	$1,432,110	$268,966	$945,860
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$(6,196)	$(312,095)	$(8,154)	$(89,283)	$(107,291)	$(33,088)	$(5,275)	$(8,776)
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	456,501	648,066	19,145	199,545	184,119	77,940	23,972	79,280
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	–	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	60,429	99,724	3,296	77,652	44,394	15,888	3,333	55,081

M&E RATE .0125	238,601	537,908	15,585	82,107	135,920	60,078	20,500	20,276

M&E RATE .0145	1,072	2,148	8	15,212	5	5	9	3,368

M&E RATE .0155	1,275	5,277	8	722	192	5	9	8

M&E RATE .0165	2,332	20,297	8	21,250	1,582	953	9	8

RETIRED PAYOUT	632	–	–	–	–	–	–	–

TOTAL UNITS	304,341	665,354	18,905	196,943	182,093	76,929	23,860	78,741

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$25.50	$8.04	$12.38	$12.93	$19.20	$18.23	$11.06	$11.91

M&E RATE .0125	$24.99	$7.93	$12.34	$12.90	$19.16	$18.18	$11.05	$11.88

M&E RATE .0145	$24.46	$7.82	$12.38	$12.88	$19.23	$18.24	$11.09	$11.79

M&E RATE .0155	$24.33	$7.78	$12.38	$12.91	$19.18	$18.24	$11.09	$11.93

M&E RATE .0165	$24.16	$7.74	$12.38	$12.86	$19.14	$18.16	$11.09	$11.93

RETIRED PAYOUT	$16.71	$–	$–	$–	$–	$–	$–	$–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	FIDELITY VIP FUNDS MANAGER 60% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 70% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 85% PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO
ASSETS
INVESTMENTS AT MARKET VALUE	$2,961,867	$2,429,884	$1,610,036	$81,510,941	$31,316,453	$14,615,938	$112,745,958	$32,545,768
TOTAL ASSETS	$2,961,867	$2,429,884	$1,610,036	$81,510,941	$31,316,453	$14,615,938	$112,745,958	$32,545,768
NET ASSETS
ACTIVE CONTRACT OWNERS	$2,961,867	$2,429,884	$1,610,036	$81,510,941	$31,316,453	$14,615,938	$112,677,169	$32,509,442

RETIRED CONTRACT OWNERS	–	–	–	–	–	–	68,789	36,326
TOTAL NET ASSETS	$2,961,867	$2,429,884	$1,610,036	$81,510,941	$31,316,453	$14,615,938	$112,745,958	$32,545,768

INVESTMENTS
COST OF INVESTMENTS	$3,045,627	$2,492,141	$1,635,847	$45,647,769	$24,303,017	$16,913,798	$80,892,787	$33,691,146
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$(83,760)	$(62,257)	$(25,811)	$35,863,172	$7,013,436	$(2,297,860)	$31,853,171	$(1,145,378)
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	268,285	202,153	136,098	1,253,822	1,689,128	3,044,986	552,000	2,691,959
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	–	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	32,756	48,866	44,725	81,798	85,711	130,201	35,969	189,591

M&E RATE .0125	224,626	148,561	90,415	1,215,383	1,174,856	829,810	420,315	1,321,951

M&E RATE .0145	4,324	605	8	2,273	7,674	12,165	743	16,772

M&E RATE .0155	9	8	8	2,556	2,058	5,728	511	6,987

M&E RATE .0165	4,939	3,029	8	6,470	4,948	26,047	2,483	30,669

RETIRED PAYOUT	–	–	–	–	–	–	337	3,005

TOTAL UNITS	266,654	201,069	135,164	1,308,480	1,275,247	1,003,951	460,358	1,568,975

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$11.13	$12.11	$11.93	$64.82	$25.63	$15.46	$248.17	$21.72

M&E RATE .0125	$11.10	$12.08	$11.90	$62.15	$24.51	$14.72	$244.76	$20.83

M&E RATE .0145	$11.10	$12.08	$11.95	$60.32	$22.42	$8.91	$237.67	$15.82

M&E RATE .0155	$11.15	$12.13	$11.95	$59.67	$22.19	$8.82	$236.98	$15.67

M&E RATE .0165	$11.12	$12.09	$11.95	$59.15	$22.00	$8.74	$232.59	$15.53

RETIRED PAYOUT	$–	$–	$–	$–	$–	$–	$204.25	$12.09

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP REAL ESTATE PORTFOLIO	FRANKLIN HIGH INCOME SECURITIES	GOLDMAN SACHS VIT MID CAP VALUE FUND	GOLDMAN SACHS VIT SMALL CAP EQUITY INSIGHTS FUND	IBBOTSON AGGRESSIVE GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON BALANCED ETF ASSET ALLOCATION PORTFOLIO
ASSETS
INVESTMENTS AT MARKET VALUE	$69,832,156	$56,881,252	$1,332,835	$380,358	$1,684,559	$2,704,496	$7,926,924	$23,795,017
TOTAL ASSETS	$69,832,156	$56,881,252	$1,332,835	$380,358	$1,684,559	$2,704,496	$7,926,924	$23,795,017
NET ASSETS
ACTIVE CONTRACT OWNERS	$69,832,156	$56,717,519	$1,332,835	$380,358	$1,684,559	$2,704,496	$7,926,924	$23,795,017

RETIRED CONTRACT OWNERS	–	163,733	–	–	–	–	–	–
TOTAL NET ASSETS	$69,832,156	$56,881,252	$1,332,835	$380,358	$1,684,559	$2,704,496	$7,926,924	$23,795,017

INVESTMENTS
COST OF INVESTMENTS	$67,061,382	$53,455,045	$1,321,801	$407,918	$2,086,223	$2,636,831	$8,203,876	$24,998,773
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$2,770,774	$3,426,207	$11,034	$(27,560)	$(401,664)	$67,665	$(276,952)	$(1,203,756)
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	2,193,911	3,007,999	68,880	69,919	116,096	233,146	718,018	2,219,684
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	479	–	–	–	–	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	80,534	172,289	23,111	27,469	19,645	8,127	–	–

M&E RATE .0125	1,058,275	1,899,799	42,993	35,717	63,238	108,252	82,716	348,765

M&E RATE .0145	4,014	6,442	750	2,253	230	211	602,195	1,576,113

M&E RATE .0155	2,211	6,106	127	324	1,370	195	3,923	10,262

M&E RATE .0165	4,720	10,798	18	15	43	334	613	9,326

RETIRED PAYOUT	–	8,659	–	–	–	–	3,454	14,002

TOTAL UNITS	1,149,754	2,104,572	66,999	65,778	84,526	117,119	692,901	1,958,468

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$34.00	$–	$–	$–	$–	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$63.36	$28.25	$19.92	$5.79	$20.21	$23.86	$11.57	$12.33

M&E RATE .0125	$60.61	$27.00	$19.88	$5.78	$19.86	$23.06	$11.42	$12.11

M&E RATE .0145	$54.06	$23.72	$19.67	$5.77	$19.68	$20.10	$11.31	$11.99

M&E RATE .0155	$53.52	$23.50	$19.86	$5.78	$19.26	$19.90	$11.25	$11.94

M&E RATE .0165	$53.08	$23.25	$19.88	$5.80	$19.02	$19.73	$11.23	$11.90

RETIRED PAYOUT	$–	$18.91	$–	$–	$–	$–	$–	$–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	IBBOTSON CONSERVATIVE ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON INCOME & GROWTH ETF ASSET ALLOCATION PORTFOLIO	JPMORGAN INSURANCE TRUST U.S EQUITY PORTFOLIO	JPMORGAN SMALL CAP VALUE FUND	LAZARD RETIREMENT US SMALL- MID CAP EQUITY PORTFOLIO	LORD ABBETT DEVELOPING GROWTH PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES PORTFOLIO
ASSETS
INVESTMENTS AT MARKET VALUE	$4,482,246	$19,416,399	$7,464,808	$27,093,738	$502,615	$1,351,135	$2,857,128	$2,000,511
TOTAL ASSETS	$4,482,246	$19,416,399	$7,464,808	$27,093,738	$502,615	$1,351,135	$2,857,128	$2,000,511
NET ASSETS
ACTIVE CONTRACT OWNERS	$4,482,246	$19,416,399	$7,464,808	$27,093,738	$502,615	$1,351,135	$2,857,128	$2,000,511

RETIRED CONTRACT OWNERS	–	–	–	–	–	–	–	–
TOTAL NET ASSETS	$4,482,246	$19,416,399	$7,464,808	$27,093,738	$502,615	$1,351,135	$2,857,128	$2,000,511

INVESTMENTS
COST OF INVESTMENTS	$4,751,595	$19,709,599	$8,021,284	$15,407,322	$543,047	$1,521,056	$3,141,660	$2,276,002
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$(269,349)	$(293,200)	$(556,476)	$11,686,416	$(40,432)	$(169,921)	$(284,532)	$(275,491)
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	420,079	1,843,913	706,226	1,062,499	21,655	182,833	128,295	168,393
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	–	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	76,466	346,338	151,616	51,150	5,111	18,206	27,148	5,469

M&E RATE .0125	277,390	1,217,392	426,818	974,651	15,233	60,750	88,954	69,034

M&E RATE .0145	14,684	5,895	7,588	735	333	172	51	–

M&E RATE .0155	8,140	2,789	11,354	803	29	2,590	2,690	–

M&E RATE .0165	467	65,480	23,992	46	5	215	1,439	–

RETIRED PAYOUT	–	–	–	–	–	–	–	–

TOTAL UNITS	377,147	1,637,894	621,368	1,027,385	20,711	81,933	120,282	74,503

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$12.00	$11.98	$12.12	$26.86	$24.31	$16.72	$23.92	$27.71

M&E RATE .0125	$11.87	$11.83	$12.00	$26.35	$24.25	$16.44	$23.71	$26.78

M&E RATE .0145	$11.73	$11.68	$11.83	$26.50	$24.27	$15.92	$23.66	$–

M&E RATE .0155	$11.65	$11.67	$11.80	$26.43	$24.32	$16.10	$23.56	$–

M&E RATE .0165	$11.66	$11.63	$11.75	$26.34	$24.26	$16.04	$23.46	$–

RETIRED PAYOUT	$–	$–	$–	$–	$–	$–	$–	$–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	MFS MID CAP VALUE PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT MULTI-CAP GROWTH FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	TEMPLETON GLOBAL BOND VIP FUND	T. ROWE PRICE EQUITY INCOME PORTFOLIO VIP II	T. ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS
ASSETS
INVESTMENTS AT MARKET VALUE	$705,840	$52,866,528	$7,531,978	$28,423,564	$15,017,017	$5,026,846	$16,739,627	$15,170,742
TOTAL ASSETS	$705,840	$52,866,528	$7,531,978	$28,423,564	$15,017,017	$5,026,846	$16,739,627	$15,170,742
NET ASSETS
ACTIVE CONTRACT OWNERS	$705,840	$52,866,528	$7,531,978	$28,423,564	$15,017,017	$5,026,846	$16,739,627	$15,170,742

RETIRED CONTRACT OWNERS	–	–	–	–	–	–	–	–
TOTAL NET ASSETS	$705,840	$52,866,528	$7,531,978	$28,423,564	$15,017,017	$5,026,846	$16,739,627	$15,170,742

INVESTMENTS
COST OF INVESTMENTS	$762,086	$62,442,778	$4,465,298	$27,046,977	$17,559,992	$5,739,987	$14,388,055	$13,083,155
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$(56,246)	$(9,576,250)	$3,066,680	$1,376,587	$(2,542,975)	$(713,141)	$2,351,572	$2,087,587
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	90,725	2,404,116	222,708	759,785	1,781,378	310,683	626,249	396,517
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	–	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	19,735	59,071	8,538	28,273	80,063	54,527	70,258	2,909

M&E RATE .0125	53,993	846,538	221,561	405,381	841,006	170,846	441,937	197,312

M&E RATE .0145	10	2,760	258	972	2,411	799	2,105	–

M&E RATE .0155	111	1,877	155	852	5,448	2,313	3,259	–

M&E RATE .0165	1,142	1,917	26	1,186	6,869	9,073	2,784	–

RETIRED PAYOUT	–	–	–	–	–	–	–	–

TOTAL UNITS	74,991	912,163	230,538	436,664	935,797	237,558	520,343	200,221

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$9.43	$60.07	$33.16	$67.94	$16.57	$21.49	$32.96	$78.98

M&E RATE .0125	$9.41	$57.87	$32.65	$64.99	$16.02	$21.09	$32.06	$75.72

M&E RATE .0145	$9.25	$50.83	$32.32	$52.22	$15.09	$20.83	$31.46	$–

M&E RATE .0155	$9.40	$50.43	$32.15	$51.77	$14.94	$20.68	$31.21	$–

M&E RATE .0165	$9.42	$49.89	$31.92	$51.25	$14.81	$20.61	$30.88	$–

RETIRED PAYOUT	$–	$–	$–	$–		$–	$–	$–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	T. ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T. ROWE PRICE PRIME RESERVE PORTFOLIO	WELLS FARGO ADVANTAGE VT DISCOVERY FUND	WELLS FARGO ADVANTAGE VT OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO INVESTMENT
ASSETS
INVESTMENTS AT MARKET VALUE	$14,473,246	$6,542,384	$25,514,056	$7,686,333	$15,112,834	$28,151,136	$16,502,370	$27,517,065
TOTAL ASSETS	$14,473,246	$6,542,384	$25,514,056	$7,686,333	$15,112,834	$28,151,136	$16,502,370	$27,517,065
NET ASSETS
ACTIVE CONTRACT OWNERS	$14,473,246	$6,542,384	$25,351,629	$7,686,333	$15,112,834	$28,151,136	$16,502,370	$27,517,065

RETIRED CONTRACT OWNERS	–	–	162,427	–	–	–	–	–
TOTAL NET ASSETS	$14,473,246	$6,542,384	$25,514,056	$7,686,333	$15,112,834	$28,151,136	$16,502,370	$27,517,065

INVESTMENTS
COST OF INVESTMENTS	$14,240,416	$6,542,384	$23,610,347	$5,836,113	$9,832,153	$19,225,872	$15,220,617	$25,983,971
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$232,830	$–	$1,903,709	$1,850,220	$5,280,681	$8,925,264	$1,281,753	$1,533,094
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	400,257	6,542,383	981,687	306,840	849,987	1,583,303	422,704	747,543
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	5,140	–	–

M&E RATE .0029	–	–	–	–	–	–	–	–

M&E RATE .0039	–	–	–	–	–	–	–	–

M&E RATE .0095	3,134	579,003	81,834	590	1,286	109,007	8	34,646

M&E RATE .0125	192,507	5,933,694	715,253	135,288	823,750	1,474,528	283,410	459,979

M&E RATE .0145	–	21,412	2,817	–	–	899	–	1,371

M&E RATE .0155	–	23,166	3,166	–	–	3,889	–	2,030

M&E RATE .0165	–	13,283	1,512	–	–	4,428	–	952

RETIRED PAYOUT	–	–	6,250	–	–	–	–	–

TOTAL UNITS	195,641	6,570,558	810,832	135,878	825,036	1,597,891	283,418	498,978

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$21.85	$–	$–

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$–	$–

M&E RATE .0095	$77.18	$1.02	$32.41	$58.91	$19.16	$18.45	$60.90	$57.42

M&E RATE .0125	$73.93	$0.99	$31.41	$56.56	$18.32	$17.54	$58.23	$54.97

M&E RATE .0145	$–	$0.97	$31.18	$–	$–	$17.65	$–	$56.71

M&E RATE .0155	$–	$0.96	$30.88	$–	$–	$17.50	$–	$56.24

M&E RATE .0165	$–	$0.96	$30.62	$–	$–	$17.33	$–	$55.78

RETIRED PAYOUT	$–	$–	$25.99	$–	$–	$–	$–	$–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2015

	WILSHIRE LARGE CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE VIT 2015 ETF FUND	WILSHIRE VIT 2025 ETF FUND	WILSHIRE VIT 2035 ETF FUND	WILSHIRE VIT GLOBAL ALLOCATION FUND
ASSETS
INVESTMENTS AT MARKET VALUE	$36,700,847	$3,857,224	$6,189,740	$24,067,245	$44,933,445	$53,336,974	$407,270,328
TOTAL ASSETS	$36,700,847	$3,857,224	$6,189,740	$24,067,245	$44,933,445	$53,336,974	$407,270,328
NET ASSETS
ACTIVE CONTRACT OWNERS	$36,700,847	$3,857,224	$6,076,542	$24,067,245	$44,933,445	$53,336,974	$405,159,601

RETIRED CONTRACT OWNERS	–	–	113,198	–	–	–	2,110,727
TOTAL NET ASSETS	$36,700,847	$3,857,224	$6,189,740	$24,067,245	$44,933,445	$53,336,974	$407,270,328

INVESTMENTS
COST OF INVESTMENTS	$33,840,446	$2,908,842	$5,323,178	$23,897,453	$41,537,594	$48,013,137	$423,515,431
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	$2,860,401	$948,382	$866,562	$169,792	$3,395,851	$5,323,837	$(16,245,103)
NUMBER OF SHARES IN UNDERLYING MUTUAL FUNDS	1,971,044	170,447	298,445	2,191,917	4,015,500	4,813,806	22,158,340
TOTAL NET ASSETS REPRESENTED BY:
NUMBER OF UNITS OUTSTANDING:

M&E RATE .0000	–	–	–	–	–	–	8,865

M&E RATE .0029	–	–	–	–	–	–	226,956

M&E RATE .0039	–	–	–	–	–	–	57,549

M&E RATE .0095	58,209	5,785	11,104	178,990	336,877	188,855	212,473

M&E RATE .0125	937,292	97,148	135,707	1,605,761	3,185,313	4,161,503	14,568,048

M&E RATE .0145	3,072	–	465	32,744	47,446	72,808	12,999

M&E RATE .0155	3,687	–	1,268	11,614	17,436	13,523	4,208

M&E RATE .0165	2,327	–	1,038	31,035	22,815	33,933	15,987

RETIRED PAYOUT	–	–	5,458	–	–	–	114,838

TOTAL UNITS	1,004,587	102,933	155,040	1,860,144	3,609,887	4,470,622	15,221,923

ACCUMULATION UNIT VALUE (NET ASSETS DIVIDED BY UNITS OUTSTANDING)

M&E RATE .0000	$–	$–	$–	$–	$–	$–	$32.52

M&E RATE .0029	$–	$–	$–	$–	$–	$–	$19.78

M&E RATE .0039	$–	$–	$–	$–	$–	$–	$19.75

M&E RATE .0095	$38.15	$40.12	$42.30	$13.28	$12.77	$12.26	$28.19

M&E RATE .0125	$36.51	$37.32	$40.74	$12.92	$12.42	$11.92	$26.94

M&E RATE .0145	$29.25	$–	$28.50	$12.65	$12.17	$11.69	$24.23

M&E RATE .0155	$28.97	$–	$28.29	$12.55	$12.08	$11.58	$24.02

M&E RATE .0165	$28.69	$–	$27.96	$12.43	$11.96	$11.49	$23.79

RETIRED PAYOUT	$–	$–	$20.74	$–	$–	$–	$18.38

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	ALLIANCE BERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL/ MID CAP VALUE PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL CAP GROWTH PORTFOLIO	AMERICAN CENTURY MID CAP VALUE FUND	AMERICAN FUNDS IS BLUE CHIP GROWTH & INCOME FUND	AMERICAN FUNDS IS GROWTH FUND	AMERICAN FUNDS IS MANAGED RISK ASSET ALLOCATION FUND	AMERICAN FUNDS IS NEW WORLD FUND
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$–	$16,736	$–	$31,722	$116,251	$54,954	$30,933	$10,247

INVESTMENT INCOME	–	16,736	–	31,722	116,251	54,954	30,933	10,247

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	4,023,101	514,896	542,926	81,118	362,742	744,278	37,461	86,153
NET REALIZED GAIN (LOSS) ON INVESTMENTS	2,198,392	183,335	39,164	25,920	(21,195)	(49,179)	(2,598)	(20,405)
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(1,709,733)	(892,802)	(625,034)	(172,032)	(616,299)	(533,840)	(101,654)	(170,853)

NET GAIN (LOSS) ON INVESTMENTS	4,511,760	(194,571)	(42,944)	(64,994)	(274,752)	161,259	(66,791)	(105,105)

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(544,608)	(40,439)	(37,792)	(23,129)	(47,682)	(50,754)	(22,780)	(18,851)

TOTAL EXPENSES	(544,608)	(40,439)	(37,792)	(23,129)	(47,682)	(50,754)	(22,780)	(18,851)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$3,967,152	$(218,274)	$(80,736)	$(56,401)	$(206,183)	$165,459	$(58,638)	$(113,709)

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	ARIEL FUND	ARIEL APPRECIATION FUND	CALVERT S&P MID CAP 400 INDEX PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP REIT SERIES	DELAWARE VIP SMID CAP GROWTH SERIES	DELAWARE VIP U.S. GROWTH SERIES	DREYFUS MID CAP STOCK PORTFOLIO
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$283,206	$584,374	$–	$155,956	$131,081	$12,763	$8,148	$5,399

INVESTMENT INCOME	283,206	584,374	–	155,956	131,081	12,763	8,148	5,399

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	5,564,311	5,232,646	144,842	3,009,625	–	657,057	186,717	192,681
NET REALIZED GAIN (LOSS) ON INVESTMENTS	1,158,123	836,650	116,103	(448,719)	636,802	315,748	57,292	57,885
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(8,725,555)	(10,187,823)	(568,439)	(2,378,062)	(345,233)	(454,720)	(145,615)	(286,261)

NET GAIN (LOSS) ON INVESTMENTS	(2,003,121)	(4,118,527)	(307,494)	182,844	291,569	518,085	98,394	(35,695)

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(559,182)	(739,299)	(82,910)	(245,418)	(160,235)	(92,331)	(28,278)	(15,002)

TOTAL EXPENSES	(559,182)	(739,299)	(82,910)	(245,418)	(160,235)	(92,331)	(28,278)	(15,002)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(2,279,097)	$(4,273,452)	$(390,404)	$93,382	$262,415	$438,517	$78,264	$(45,298)

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	DREYFUS SMALL CAP STOCK INDEX PORTFOLIO	FIDELITY VIP EMERGING MARKETS PORTFOLIO	FIDELITY VIP FREEDOM 2015 PORTFOLIO	FIDELITY VIP FREEDOM 2025 PORTFOLIO	FIDELITY VIP FREEDOM 2035 PORTFOLIO	FIDELITY VIP FREEDOM 2045 PORTFOLIO	FIDELITY VIP FUNDS MANAGER 20% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 50% PORTFOLIO
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$39,731	$19,178	$3,796	$41,938	$49,980	$21,156	$2,784	$9,158

INVESTMENT INCOME	39,731	19,178	3,796	41,938	49,980	21,156	2,784	9,158

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	354,198	–	771	9,558	15,698	6,755	472	2,975
NET REALIZED GAIN (LOSS) ON INVESTMENTS	117,818	(13,310)	(2,220)	(3,276)	(16,933)	(2,320)	44	(272)
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(722,158)	(590,323)	(8,155)	(89,283)	(107,291)	(33,088)	(5,275)	(8,776)

NET GAIN (LOSS) ON INVESTMENTS	(250,142)	(603,633)	(9,604)	(83,001)	(108,526)	(28,653)	(4,759)	(6,073)

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(74,926)	(67,468)	(1,066)	(9,929)	(12,908)	(4,489)	(826)	(2,445)

TOTAL EXPENSES	(74,926)	(67,468)	(1,066)	(9,929)	(12,908)	(4,489)	(826)	(2,445)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(285,337)	$(651,923)	$(6,874)	$(50,992)	$(71,454)	$(11,986)	$(2,801)	$640

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	FIDELITY VIP FUNDS MANAGER 60% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 70% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 85% PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$28,724	$20,112	$21,396	$26,386	$619,218	$1,005,808	$2,055,798	$813,672

INVESTMENT INCOME	28,724	20,112	21,396	26,386	619,218	1,005,808	2,055,798	813,672

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	12,122	11,550	1,738	2,544,842	1,675,753	–	70,500	25,428
NET REALIZED GAIN (LOSS) ON INVESTMENTS	(2,588)	(3,257)	(1,960)	3,446,710	856,344	25,416	2,826,953	(6,413)
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(83,759)	(62,257)	(25,812)	(504,486)	(3,987,106)	(1,604,225)	(3,744,891)	(1,125,569)

NET GAIN (LOSS) ON INVESTMENTS	(74,225)	(53,964)	(26,034)	5,487,066	(1,455,009)	(1,578,809)	(847,438)	(1,106,554)

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(14,094)	(9,496)	(5,914)	(1,018,182)	(410,116)	(192,016)	(1,363,436)	(397,934)

TOTAL EXPENSES	(14,094)	(9,496)	(5,914)	(1,018,182)	(410,116)	(192,016)	(1,363,436)	(397,934)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(59,595)	$(43,348)	$(10,552)	$4,495,270	$(1,245,907)	$(765,017)	$(155,076)	$(690,816)

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP REAL ESTATE PORTFOLIO	FRANKLIN HIGH INCOME SECURITIES	GOLDMAN SACHS VIT MID CAP VALUE FUND	GOLDMAN SACHS VIT SMALL CAP EQUITY INSIGHTS FUND	IBBOTSON AGGRESSIVE GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON BALANCED ETF ASSET ALLOCATION PORTFOLIO
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$186,403	$669,925	$20,880	$10,431	$2,093	$8,303	$98,569	$346,475

INVESTMENT INCOME	186,403	669,925	20,880	10,431	2,093	8,303	98,569	346,475

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	9,020,118	59,285	20,386	–	133,642	351,150	119,413	648,256
NET REALIZED GAIN (LOSS) ON INVESTMENTS	428,124	47,928	(636)	(20,408)	14,106	68,479	124,980	258,213
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(10,700,085)	1,044,329	11,034	(27,560)	(330,966)	(479,297)	(589,609)	(1,828,041)

NET GAIN (LOSS) ON INVESTMENTS	(1,251,843)	1,151,542	30,784	(47,968)	(183,218)	(59,668)	(345,216)	(921,572)

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(925,595)	(708,401)	(4,600)	(1,951)	(21,339)	(36,372)	(91,624)	(284,963)

TOTAL EXPENSES	(925,595)	(708,401)	(4,600)	(1,951)	(21,339)	(36,372)	(91,624)	(284,963)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(1,991,035)	$1,113,066	$47,064	$(39,488)	$(202,464)	$(87,737)	$(338,271)	$(860,060)

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	IBBOTSON CONSER VATIVE ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON INCOME & GROWTH ETF ASSET ALLOCATION PORTFOLIO	JPMORGAN INSURANCE TRUST U.S EQUITY PORTFOLIO	JPMORGAN SMALL CAP VALUE FUND	LAZARD RETIREMENT US SMALL- MID CAP EQUITY PORTFOLIO	LORD ABBETT DEVELOPING GROWTH PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPOR TUNITIES PORTFOLIO
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$54,239	$254,188	$115,403	$294,135	$2,287	$–	$–	$–

INVESTMENT INCOME	54,239	254,188	115,403	294,135	2,287	–	–	–

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	110,858	292,358	288,002	1,188,578	20,392	99,875	22,947	209,826
NET REALIZED GAIN (LOSS) ON INVESTMENTS	(4,846)	135,018	28,598	1,057,720	(3,354)	(28,124)	33	(31,857)
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(229,131)	(1,290,594)	(564,472)	(2,320,161)	(40,432)	(117,597)	(318,896)	(118,169)

NET GAIN (LOSS) ON INVESTMENTS	(123,119)	(863,218)	(247,872)	(73,863)	(23,394)	(45,846)	(295,916)	59,800

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(50,782)	(229,495)	(90,149)	(327,748)	(2,065)	(16,030)	(25,124)	(25,954)

TOTAL EXPENSES	(50,782)	(229,495)	(90,149)	(327,748)	(2,065)	(16,030)	(25,124)	(25,954)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(119,662)	$(838,525)	$(222,618)	$(107,476)	$(23,172)	$(61,876)	$(321,040)	$33,846

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	MFS MID CAP VALUE PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT MULTI-CAP GROWTH FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	TEMPLETON GLOBAL BOND VIP FUND	T. ROWE PRICE EQUITY INCOME PORTFOLIO VIP II	T. ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$2,205	$64,479	$39,147	$–	$123,164	$364,355	$283,019	$–

INVESTMENT INCOME	2,205	64,479	39,147	–	123,164	364,355	283,019	–

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	49,200	10,643,017	93,262	3,676,141	3,543,641	24,053	377,921	1,462,242
NET REALIZED GAIN (LOSS) ON INVESTMENTS	(14,867)	25,426	389,999	592,424	251,582	(60,603)	845,119	599,487
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(56,246)	(10,703,675)	(532,665)	(3,868,468)	(5,934,298)	(551,891)	(2,810,122)	(2,608,031)

NET GAIN (LOSS) ON INVESTMENTS	(21,913)	(35,232)	(49,404)	400,097	(2,139,075)	(588,441)	(1,587,082)	(546,302)

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(2,668)	(693,081)	(98,263)	(372,902)	(203,189)	(58,303)	(216,490)	(207,240)

TOTAL EXPENSES	(2,668)	(693,081)	(98,263)	(372,902)	(203,189)	(58,303)	(216,490)	(207,240)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(22,376)	$(663,834)	$(108,520)	$27,195	$(2,219,100)	$(282,389)	$(1,520,553)	$(753,542)

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	T. ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T. ROWE PRICE PRIME RESERVE PORTFOLIO	WELLS FARGO ADVANTAGE VT DISCOVERY FUND	WELLS FARGO ADVAN TAGE VT OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO INSTIT UTIONAL	WILSHIRE 5000 INDEX PORTFOLIO INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO INSTIT UTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO INVESTMENT
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$23,004	$–	$–	$10,691	$239,208	$384,681	$–	$–

INVESTMENT INCOME	23,004	–	–	10,691	239,208	384,681	–	–

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	2,579,784	659	3,823,057	855,939	–	–	1,618,294	2,846,014
NET REALIZED GAIN (LOSS) ON INVESTMENTS	402,660	(1)	1,120,837	165,929	1,082,368	1,182,900	540,161	649,944
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(3,798,570)	1	(5,392,526)	(1,272,005)	(1,247,594)	(1,528,193)	(1,078,079)	(1,824,469)

NET GAIN (LOSS) ON INVESTMENTS	(816,126)	659	(448,632)	(250,137)	(165,226)	(345,293)	1,080,376	1,671,489

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(196,593)	(81,372)	(318,648)	(103,806)	(203,862)	(357,825)	(213,080)	(343,646)

TOTAL EXPENSES	(196,593)	(81,372)	(318,648)	(103,806)	(203,862)	(357,825)	(213,080)	(343,646)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(989,715)	$(80,713)	$(767,280)	$(343,252)	$(129,880)	$(318,437)	$867,296	$1,327,843

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	WILSHIRE LARGE CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE VIT 2015 ETF FUND	WILSHIRE VIT 2025 ETF FUND	WILSHIRE VIT 2035 ETF FUND	WILSHIRE VIT GLOBAL ALLOCATION FUND
INVESTMENT INCOME
DIVIDEND INCOME DISTRIBUTION	$375,458	$–	$493	$535,864	$809,425	$911,797	$8,133,650

INVESTMENT INCOME	375,458	–	493	535,864	809,425	911,797	8,133,650

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
CAPITAL GAIN DISTRIBUTION	2,288,985	216,699	349,665	1,611,478	1,734,615	1,569,872	20,641,643
NET REALIZED GAIN (LOSS) ON INVESTMENTS	(108,182)	106,947	251,057	1,541,999	688,584	880,715	8,492,250
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(4,680,880)	(223,224)	(849,338)	(4,162,970)	(4,284,821)	(4,613,205)	(36,631,127)

NET GAIN (LOSS) ON INVESTMENTS	(2,500,077)	100,422	(248,616)	(1,009,493)	(1,861,622)	(2,162,618)	(7,497,234)

EXPENSES
MORTALITY AND EXPENSE RISK CHARGE (NOTE 3)	(483,758)	(50,823)	(80,422)	(328,894)	(568,105)	(673,586)	(5,350,037)

TOTAL EXPENSES	(483,758)	(50,823)	(80,422)	(328,894)	(568,105)	(673,586)	(5,350,037)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(2,608,377)	$49,599	$(328,545)	$(802,523)	$(1,620,302)	$(1,924,407)	$(4,713,621)

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	ALLIANCE BERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL/ MID CAP VALUE PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL CAP GROWTH PORTFOLIO	AMERICAN CENTURY MID CAP VALUE FUND	AMERICAN FUNDS IS BLUE CHIP GROWTH & INCOME FUND	AMERICAN FUNDS IS GROWTH FUND	AMERICAN FUNDS IS MANAGED RISK ASSET ALLOCATION FUND	AMERICAN FUNDS IS NEW WORLD FUND
OPERATIONS
Investment Income	$–	$16,736	$–	$31,722	$116,251	$54,954	$30,933	$10,247
Capital gain distribution	4,023,101	514,896	542,926	81,118	362,742	744,278	37,461	86,153
Net realized gain (loss) on investments	2,198,392	183,335	39,164	25,920	(21,195)	(49,179)	(2,598)	(20,405)
Net change in unrealized appreciation (depreciation) on investments	(1,709,733)	(892,802)	(625,034)	(172,032)	(616,299)	(533,840)	(101,654)	(170,853)
Mortality and expense risk charge (Note 3)	(544,608)	(40,439)	(37,792)	(23,129)	(47,682)	(50,754)	(22,780)	(18,851)

Net increase (decrease) in net assets resulting from operations	3,967,152	(218,274)	(80,736)	(56,401)	(206,183)	165,459	(58,638)	(113,709)

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,953,853	204,435	213,348	353,728	2,479,742	2,655,851	944,356	1,017,488
Net transfer from (to) fixed accumulation account	(1,733,912)	(167,385)	(85,559)	63,169	822,317	833,224	132,221	270,603
Transfers between funds	(1,127,153)	(107,416)	(168,066)	74,115	1,970,372	2,358,988	583,292	630,344
Payments to contract owners	(2,023,106)	(158,197)	(124,050)	(30,107)	(161,832)	(174,571)	(69,890)	(72,661)
Annual maintenance charge (Note 3)	(47,719)	(1,161)	(484)	(775)	(925)	(5,710)	(1,025)	(800)
Surrender charges (Note 3)	(4,356)	(1,541)	(646)	(320)	(2,398)	(2,976)	(1,131)	(1,730)
Mortality guarantee adjustment	–	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(2,982,393)	(231,265)	(165,457)	459,810	5,107,276	5,664,806	1,587,823	1,843,244

TOTAL INCREASE (DECREASE) IN NET ASSETS	984,759	(449,539)	(246,193)	403,409	4,901,093	5,830,265	1,529,185	1,729,535
Net Assets:
Beginning of period	42,746,462	3,415,901	3,123,996	1,590,877	1,698,982	1,879,387	1,321,975	675,808

End of period	$43,731,221	$2,966,362	$2,877,803	$1,994,286	$6,600,075	$7,709,652	$2,851,160	$2,405,343

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	ARIEL FUND	ARIEL APPRECIATION FUND	CALVERT S&P MID CAP 400 INDEX PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP REIT SERIES	DELAWARE VIP SMID CAP GROWTH SERIES	DELAWARE VIP U.S. GROWTH SERIES	DREYFUS MID CAP STOCK PORTFOLIO
OPERATIONS
Investment Income	$283,206	$584,374	$–	$155,956	$131,081	$12,763	$8,148	$5,399
Capital gain distribution	5,564,311	5,232,646	144,842	3,009,625	–	657,057	186,717	192,681
Net realized gain (loss) on investments	1,158,123	836,650	116,103	(448,719)	636,802	315,748	57,292	57,885
Net change in unrealized appreciation (depreciation) on investments	(8,725,555)	(10,187,823)	(568,439)	(2,378,062)	(345,233)	(454,720)	(145,615)	(286,261)
Mortality and expense risk charge (Note 3)	(559,182)	(739,299)	(82,910)	(245,418)	(160,235)	(92,331)	(28,278)	(15,002)

Net increase (decrease) in net assets resulting from operations	(2,279,097)	(4,273,452)	(390,404)	93,382	262,415	438,517	78,264	(45,298)

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,776,097	1,899,496	1,809,768	1,250,033	1,757,721	470,484	334,151	56,783
Net transfer from (to) fixed accumulation account	(1,530,974)	(2,335,454)	575,054	(726,253)	(186,199)	(139,060)	(57,350)	(9,988)
Transfers between funds	(846,139)	(776,500)	1,706,695	(418,279)	(188,489)	(4,756)	75,001	9,472
Payments to contract owners	(2,545,887)	(3,339,391)	(174,018)	(1,091,322)	(495,362)	(528,912)	(59,290)	(135,202)
Annual maintenance charge (Note 3)	(18,143)	(17,106)	(1,390)	(7,674)	(7,206)	(4,275)	(4,113)	(325)
Surrender charges (Note 3)	(3,598)	(1,146)	(3,052)	(7,742)	(8,854)	(2,460)	(935)	(3)
Mortality guarantee adjustment	–	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(3,168,644)	(4,570,101)	3,913,057	(1,001,237)	871,611	(208,979)	287,464	(79,263)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(5,447,741)	(8,843,553)	3,522,653	(907,855)	1,134,026	229,538	365,728	(124,561)
Net Assets:
Beginning of period	46,492,577	61,854,106	5,195,086	19,954,602	12,445,759	7,160,709	2,051,141	1,227,574

End of period	$41,044,836	$53,010,553	$8,717,739	$19,046,747	$13,579,785	$7,390,247	$2,416,869	$1,103,013

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	DREYFUS SMALL CAP STOCK INDEX PORTFOLIO	FIDELITY VIP EMERGING MARKETS PORTFOLIO	FIDELITY VIP FREEDOM 2015 PORTFOLIO	FIDELITY VIP FREEDOM 2025 PORTFOLIO	FIDELITY VIP FREEDOM 2035 PORTFOLIO	FIDELITY VIP FREEDOM 2045 PORTFOLIO	FIDELITY VIP FUNDS MANAGER 20% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 50% PORTFOLIO
OPERATIONS
Investment Income	$39,731	$19,178	$3,796	$41,938	$49,980	$21,156	$2,784	$9,158
Capital gain distribution	354,198	–	771	9,558	15,698	6,755	472	2,975
Net realized gain (loss) on investments	117,818	(13,310)	(2,220)	(3,276)	(16,933)	(2,320)	44	(272)
Net change in unrealized appreciation (depreciation) on investments	(722,158)	(590,323)	(8,155)	(89,283)	(107,291)	(33,088)	(5,275)	(8,776)
Mortality and expense risk charge (Note 3)	(74,926)	(67,468)	(1,066)	(9,929)	(12,908)	(4,489)	(826)	(2,445)

Net increase (decrease) in net assets resulting from operations	(285,337)	(651,923)	(6,874)	(50,992)	(71,454)	(11,986)	(2,801)	640

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,487,365	742,967	7,869	1,138,286	1,423,260	849,329	145,724	593,678
Net transfer from (to) fixed accumulation account	224,585	(76,576)	56,494	204,178	625,208	125,542	32,079	42,656
Transfers between funds	1,449,895	(45,917)	191,112	1,285,740	1,521,035	439,073	89,448	300,160
Payments to contract owners	(276,132)	(187,584)	(15,200)	(34,029)	(6,655)	(2,279)	(719)	–
Annual maintenance charge (Note 3)	(1,687)	(4,784)	(25)	(175)	(500)	(475)	–	(50)
Surrender charges (Note 3)	(4,850)	(4,928)	–	(804)	–	(182)	(40)	–
Mortality guarantee adjustment	627	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	2,879,803	423,178	240,250	2,593,196	3,562,348	1,411,008	266,492	936,444

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,594,466	(228,745)	233,376	2,542,204	3,490,894	1,399,022	263,691	937,084
Net Assets:
Beginning of period	5,033,674	5,510,487	–	–	–	–	–	–

End of period	$7,628,140	$5,281,742	$233,376	$2,542,204	$3,490,894	$1,399,022	$263,691	$937,084

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	FIDELITY VIP FUNDS MANAGER 60% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 70% PORTFOLIO	FIDELITY VIP FUNDS MANAGER 85% PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO
OPERATIONS
Investment Income	$28,724	$20,112	$21,396	$26,386	$619,218	$1,005,808	$2,055,798	$813,672
Capital gain distribution	12,122	11,550	1,738	2,544,842	1,675,753	–	70,500	25,428
Net realized gain (loss) on investments	(2,588)	(3,257)	(1,960)	3,446,710	856,344	25,416	2,826,953	(6,413)
Net change in unrealized appreciation (depreciation) on investments	(83,759)	(62,257)	(25,812)	(504,486)	(3,987,106)	(1,604,225)	(3,744,891)	(1,125,569)
Mortality and expense risk charge (Note 3)	(14,094)	(9,496)	(5,914)	(1,018,182)	(410,116)	(192,016)	(1,363,436)	(397,934)

Net increase (decrease) in net assets resulting from operations	(59,595)	(43,348)	(10,552)	4,495,270	(1,245,907)	(765,017)	(155,076)	(690,816)

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,577,814	1,305,881	968,042	4,814,587	2,026,646	1,467,937	9,371,093	3,971,563
Net transfer from (to) fixed accumulation account	83,114	(19,483)	38,371	(3,266,371)	(1,078,025)	(396,754)	(2,324,725)	(728,432)
Transfers between funds	1,377,992	1,190,744	614,450	(1,308,323)	(587,922)	(519,340)	3,111,877	961,551
Payments to contract owners	(16,709)	(3,623)	–	(3,942,606)	(1,869,133)	(1,090,486)	(6,121,067)	(2,336,459)
Annual maintenance charge (Note 3)	(300)	(250)	(275)	(80,688)	(18,941)	(9,347)	(76,637)	(24,613)
Surrender charges (Note 3)	(449)	(37)	–	(15,164)	(7,206)	(12,672)	(18,314)	(14,481)
Mortality guarantee adjustment	–	–	–	–	–	–	934	384

Net increase (decrease) in net assets resulting from contract owners’ transactions	3,021,462	2,473,232	1,620,588	(3,798,565)	(1,534,581)	(560,662)	3,943,161	1,829,513

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,961,867	2,429,884	1,610,036	696,705	(2,780,488)	(1,325,679)	3,788,085	1,138,697
Net Assets:
Beginning of period	–	–	–	80,814,236	34,096,941	15,941,617	108,957,873	31,407,071

End of period	$2,961,867	$2,429,884	$1,610,036	$81,510,941	$31,316,453	$14,615,938	$112,745,958	$32,545,768

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP REAL ESTATE PORTFOLIO	FRANKLIN HIGH INCOME SECURITIES	GOLDMAN SACHS VIT MID CAP VALUE FUND	GOLDMAN SACHS VIT SMALL CAP EQUITY INSIGHTS FUND	IBBOTSON AGGRESSIVE GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON BALANCED ETF ASSET ALLOCATION PORTFOLIO
OPERATIONS
Investment Income	$186,403	$669,925	$20,880	$10,431	$2,093	$8,303	$98,569	$346,475
Capital gain distribution	9,020,118	59,285	20,386	–	133,642	351,150	119,413	648,256
Net realized gain (loss) on investments	428,124	47,928	(636)	(20,408)	14,106	68,479	124,980	258,213
Net change in unrealized appreciation (depreciation) on investments	(10,700,085)	1,044,329	11,034	(27,560)	(330,966)	(479,297)	(589,609)	(1,828,041)
Mortality and expense risk charge (Note 3)	(925,595)	(708,401)	(4,600)	(1,951)	(21,339)	(36,372)	(91,624)	(284,963)

Net increase (decrease) in net assets resulting from operations	(1,991,035)	1,113,066	47,064	(39,488)	(202,464)	(87,737)	(338,271)	(860,060)

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	4,343,039	5,254,010	589,179	249,535	302,399	134,282	2,587,218	6,177,632
Net transfer from (to) fixed accumulation account	(2,736,034)	(1,081,272)	124,224	28,871	(11,629)	(87,828)	(107,758)	169,196
Transfers between funds	(1,096,467)	104,112	585,115	153,634	6,403	(46,059)	(594,101)	(2,156,197)
Payments to contract owners	(3,919,354)	(3,171,792)	(12,385)	(12,088)	(106,532)	(237,611)	(222,065)	(818,800)
Annual maintenance charge (Note 3)	(22,423)	(23,995)	(125)	–	(300)	(837)	(21,343)	(37,763)
Surrender charges (Note 3)	(12,154)	(17,581)	(237)	(106)	(730)	(578)	(10,801)	(26,576)
Mortality guarantee adjustment	–	1,316	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(3,443,393)	1,064,798	1,285,771	419,846	189,611	(238,631)	1,631,150	3,307,492

TOTAL INCREASE (DECREASE) IN NET ASSETS	(5,434,428)	2,177,864	1,332,835	380,358	(12,853)	(326,368)	1,292,879	2,447,432
Net Assets:
Beginning of period	75,266,584	54,703,388	–	–	1,697,412	3,030,864	6,634,045	21,347,585

End of period	$69,832,156	$56,881,252	$1,332,835	$380,358	$1,684,559	$2,704,496	$7,926,924	$23,795,017

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	IBBOTSON CONSERVATIVE ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON INCOME & GROWTH ETF ASSET ALLOCATION PORTFOLIO	JPMORGAN INSURANCE TRUST U.S EQUITY PORTFOLIO	JPMORGAN SMALL CAP VALUE FUND	LAZARD RETIREMENT US SMALL- MID CAP EQUITY PORTFOLIO	LORD ABBETT DEVELOPING GROWTH PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPOR TUNITIES PORTFOLIO
OPERATIONS
Investment Income	$54,239	$254,188	$115,403	$294,135	$2,287	$–	$–	$–
Capital gain distribution	110,858	292,358	288,002	1,188,578	20,392	99,875	22,947	209,826
Net realized gain (loss) on investments	(4,846)	135,018	28,598	1,057,720	(3,354)	(28,124)	33	(31,857)
Net change in unrealized appreciation (depreciation) on investments	(229,131)	(1,290,594)	(564,472)	(2,320,161)	(40,432)	(117,597)	(318,896)	(118,169)
Mortality and expense risk charge (Note 3)	(50,782)	(229,495)	(90,149)	(327,748)	(2,065)	(16,030)	(25,124)	(25,954)

Net increase (decrease) in net assets resulting from operations	(119,662)	(838,525)	(222,618)	(107,476)	(23,172)	(61,876)	(321,040)	33,846

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,520,461	4,577,928	1,399,198	2,409,276	209,924	340,194	797,221	76,542
Net transfer from (to) fixed accumulation account	35,311	366,915	(32,762)	(406,798)	129,435	14,079	296,989	(16,764)
Transfers between funds	(45,688)	(746,321)	(509,261)	1,294,389	203,976	(1,130)	786,139	(29,989)
Payments to contract owners	(240,876)	(627,508)	(290,145)	(1,526,258)	(17,531)	(39,825)	(66,920)	(117,561)
Annual maintenance charge (Note 3)	(2,453)	(33,661)	(8,975)	(13,510)	–	(475)	(1,175)	(450)
Surrender charges (Note 3)	(2,836)	(27,635)	(11,138)	(564)	(17)	(1,554)	(926)	(3)
Mortality guarantee adjustment	–	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	1,263,919	3,509,718	546,917	1,756,535	525,787	311,289	1,811,328	(88,225)

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,144,257	2,671,193	324,299	1,649,059	502,615	249,413	1,490,288	(54,379)
Net Assets:
Beginning of period	3,337,989	16,745,206	7,140,509	25,444,679	–	1,101,722	1,366,840	2,054,890

End of period	$4,482,246	$19,416,399	$7,464,808	$27,093,738	$502,615	$1,351,135	$2,857,128	$2,000,511

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	MFS MID CAP VALUE PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT MULTI-CAP GROWTH FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	TEMPLETON GLOBAL BOND VIP FUND	T. ROWE PRICE EQUITY INCOME PORTFOLIO VIP II	T. ROWE PRICE SMALL- CAP STOCK FUND ADVISOR CLASS
OPERATIONS
Investment Income	$2,205	$64,479	$39,147	$–	$123,164	$364,355	$283,019	$–
Capital gain distribution	49,200	10,643,017	93,262	3,676,141	3,543,641	24,053	377,921	1,462,242
Net realized gain (loss) on investments	(14,867)	25,426	389,999	592,424	251,582	(60,603)	845,119	599,487
Net change in unrealized appreciation (depreciation) on investments	(56,246)	(10,703,675)	(532,665)	(3,868,468)	(5,934,298)	(551,891)	(2,810,122)	(2,608,031)
Mortality and expense risk charge (Note 3)	(2,668)	(693,081)	(98,263)	(372,902)	(203,189)	(58,303)	(216,490)	(207,240)

Net increase (decrease) in net assets resulting from operations	(22,376)	(663,834)	(108,520)	27,195	(2,219,100)	(282,389)	(1,520,553)	(753,542)

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	384,495	3,160,919	361,167	1,609,850	1,281,084	998,614	1,423,304	484,491
Net transfer from (to) fixed accumulation account	182,614	(2,329,249)	(302,556)	(922,936)	(281,381)	68,977	(473,398)	(729,308)
Transfers between funds	173,557	(1,106,075)	(102,269)	(458,129)	(2,023)	94,156	(359,105)	(108,720)
Payments to contract owners	(12,446)	(2,835,723)	(420,677)	(1,519,767)	(798,388)	(231,492)	(936,993)	(1,164,001)
Annual maintenance charge (Note 3)	–	(10,592)	(2,770)	(5,692)	(1,800)	(2,444)	(6,011)	(3,004)
Surrender charges (Note 3)	(4)	(7,559)	(505)	(3,415)	(3,387)	(5,005)	(4,873)	–
Mortality guarantee adjustment	–	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	728,216	(3,128,279)	(467,610)	(1,300,089)	194,105	922,806	(357,076)	(1,520,542)

TOTAL INCREASE (DECREASE) IN NET ASSETS	705,840	(3,792,113)	(576,130)	(1,272,894)	(2,024,995)	640,417	(1,877,629)	(2,274,084)
Net Assets:
Beginning of period	–	56,658,641	8,108,108	29,696,458	17,042,012	4,386,429	18,617,256	17,444,826

End of period	$705,840	$52,866,528	$7,531,978	$28,423,564	$15,017,017	$5,026,846	$16,739,627	$15,170,742

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	T. ROWE PRICE SMALL- CAP VALUE FUND ADVISOR CLASS	T. ROWE PRICE PRIME RESERVE PORTFOLIO	WELLS FARGO ADVANTAGE VT DISCOVERY FUND	WELLS FARGO ADVANTAGE VT OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO INVESTMENT
OPERATIONS
Investment Income	$23,004	$–	$–	$10,691	$239,208	$384,681	$–	$–
Capital gain distribution	2,579,784	659	3,823,057	855,939	–	–	1,618,294	2,846,014
Net realized gain (loss) on investments	402,660	(1)	1,120,837	165,929	1,082,368	1,182,900	540,161	649,944
Net change in unrealized appreciation (depreciation) on investments	(3,798,570)	1	(5,392,526)	(1,272,005)	(1,247,594)	(1,528,193)	(1,078,079)	(1,824,469)
Mortality and expense risk charge (Note 3)	(196,593)	(81,372)	(318,648)	(103,806)	(203,862)	(357,825)	(213,080)	(343,646)

Net increase (decrease) in net assets resulting from operations	(989,715)	(80,713)	(767,280)	(343,252)	(129,880)	(318,437)	867,296	1,327,843

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	438,105	820,180	2,295,539	265,053	373,418	2,000,509	470,474	1,512,814
Net transfer from (to) fixed accumulation account	(716,957)	809,365	(114,761)	(426,097)	(1,189,195)	(976,221)	(1,023,342)	(728,109)
Transfers between funds	(158,838)	499,922	995,736	(129,827)	(496,526)	(225,812)	(345,259)	(250,889)
Payments to contract owners	(856,569)	(2,089,919)	(1,491,500)	(280,259)	(736,428)	(1,693,916)	(960,604)	(1,785,585)
Annual maintenance charge (Note 3)	(1,523)	(4,140)	(9,809)	(1,147)	(1,811)	(20,617)	(2,126)	(18,357)
Surrender charges (Note 3)	–	(2,079)	(3,630)	–	–	(4,481)	–	(3,956)
Mortality guarantee adjustment	–	–	653	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(1,295,782)	33,329	1,672,228	(572,277)	(2,050,542)	(920,538)	(1,860,857)	(1,274,082)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,285,497)	(47,384)	904,948	(915,529)	(2,180,422)	(1,238,975)	(993,561)	53,761
Net Assets:
Beginning of period	16,758,743	6,589,768	24,609,108	8,601,862	17,293,256	29,390,111	17,495,931	27,463,304

End of period	$14,473,246	$6,542,384	$25,514,056	$7,686,333	$15,112,834	$28,151,136	$16,502,370	$27,517,065

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2015

	WILSHIRE LARGE CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE VIT 2015 ETF FUND	WILSHIRE VIT 2025 ETF FUND	WILSHIRE VIT 2035 ETF FUND	WILSHIRE VIT GLOBAL ALLOCATION FUND
OPERATIONS
Investment Income	$375,458	$–	$493	$535,864	$809,425	$911,797	$8,133,650
Capital gain distribution	2,288,985	216,699	349,665	1,611,478	1,734,615	1,569,872	20,641,643
Net realized gain (loss) on investments	(108,182)	106,947	251,057	1,541,999	688,584	880,715	8,492,250
Net change in unrealized appreciation (depreciation) on investments	(4,680,880)	(223,224)	(849,338)	(4,162,970)	(4,284,821)	(4,613,205)	(36,631,127)
Mortality and expense risk charge (Note 3)	(483,758)	(50,823)	(80,422)	(328,894)	(568,105)	(673,586)	(5,350,037)

Net increase (decrease) in net assets resulting from operations	(2,608,377)	49,599	(328,545)	(802,523)	(1,620,302)	(1,924,407)	(4,713,621)

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,095,916	137,066	387,334	1,651,457	4,916,953	7,795,615	14,237,343
Net transfer from (to) fixed accumulation account	(1,328,021)	(108,651)	(191,334)	(1,500,048)	(1,006,986)	(822,596)	(19,358,549)
Transfers between funds	(314,545)	(69,225)	(136,037)	(678,975)	(1,172,684)	(2,042,254)	(5,440,474)
Payments to contract owners	(2,030,733)	(211,869)	(395,982)	(2,806,348)	(1,906,499)	(1,575,152)	(27,663,200)
Annual maintenance charge (Note 3)	(10,197)	(926)	(1,408)	(14,883)	(49,069)	(125,465)	(210,784)
Surrender charges (Note 3)	(6,000)	–	(1,115)	(31,323)	(36,109)	(44,440)	(31,889)
Mortality guarantee adjustment	–	–	479	–	–	–	24,617

Net increase (decrease) in net assets resulting from contract owners’ transactions	(1,593,580)	(253,605)	(338,063)	(3,380,120)	745,606	3,185,708	(38,442,936)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(4,201,957)	(204,006)	(666,608)	(4,182,643)	(874,696)	1,261,301	(43,156,557)
Net Assets:
Beginning of period	40,902,804	4,061,230	6,856,348	28,249,888	45,808,141	52,075,673	450,426,885

End of period	$36,700,847	$3,857,224	$6,189,740	$24,067,245	$44,933,445	$53,336,974	$407,270,328

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	ALLIANCE BERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL/ MID CAP VALUE PORTFOLIO	ALLIANCE BERNSTEIN VPS SMALL CAP GROWTH PORTFOLIO	AMERICAN CENTURY MID CAP VALUE FUND	AMERICAN FUNDS IS BLUE CHIP GROWTH & INCOME FUND	AMERICAN FUNDS IS GROWTH FUND	AMERICAN FUNDS IS MANAGED RISK ASSET ALLOCATION FUND	AMERICAN FUNDS IS NEW WORLD FUND
OPERATIONS
Investment Income	$–	$15,927	$–	$14,241	$41,492	$13,356	$582	$6,084
Capital gain distribution	–	392,897	294,473	61,088	–	1,736	–	2,869
Net realized gain (loss) on investments	1,931,459	146,842	69,584	46,815	1,872	(248)	(600)	(2,055)
Net change in unrealized appreciation (depreciation) on investments	3,418,525	(270,321)	(434,282)	65,770	9,875	31,984	6,536	(56,869)
Mortality and expense risk charge (Note 3)	(506,639)	(40,948)	(39,146)	(14,498)	(4,873)	(4,797)	(4,328)	(2,109)

Net increase (decrease) in net assets resulting from operations	4,843,345	244,397	(109,371)	173,416	48,366	42,031	2,190	(52,080)

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,971,139	194,772	268,457	413,439	495,121	700,130	140,951	341,092
Net transfer from (to) fixed accumulation account	(1,422,254)	(86,028)	(35,464)	80,252	238,417	226,672	411,130	31,472
Transfers between funds	(1,154,460)	(42,046)	(121,038)	318,738	921,210	914,987	883,931	359,167
Payments to contract owners	(1,972,469)	(168,699)	(212,514)	(95,009)	(4,061)	(4,251)	(116,098)	(3,786)
Annual maintenance charge (Note 3)	(41,288)	(1,841)	(1,650)	(675)	(25)	(125)	(25)	(50)
Surrender charges (Note 3)	(5,694)	(1,485)	(1,027)	(259)	(46)	(57)	(104)	(7)
Mortality guarantee adjustment	–	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(2,625,026)	(105,327)	(103,236)	716,486	1,650,616	1,837,356	1,319,785	727,888

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,218,319	139,070	(212,607)	889,902	1,698,982	1,879,387	1,321,975	675,808
Net Assets:
Beginning of period	40,528,143	3,276,831	3,336,603	700,975	–	–	–	–

End of period	$42,746,462	$3,415,901	$3,123,996	$1,590,877	$1,698,982	$1,879,387	$1,321,975	$675,808

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	ARIEL FUND	ARIEL APPRECIATION FUND	CALVERT S&P MID CAP 400 INDEX PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP REIT SERIES	DELAWARE VIP SMID CAP GROWTH SERIES	DELAWARE VIP U.S. GROWTH SERIES	DREYFUS MID CAP STOCK PORTFOLIO
OPERATIONS
Investment Income	$255,427	$428,978	$30,508	$186,164	$114,891	$–	$228	$9,880
Capital gain distribution	5,400,729	6,349,678	409,114	4,029,367	–	653,165	106,142	6,920
Net realized gain (loss) on investments	1,357,618	982,011	95,309	15,399	310,584	186,388	45,128	55,566
Net change in unrealized appreciation (depreciation) on investments	(2,329,282)	(3,054,498)	(150,024)	(3,060,907)	2,197,042	(634,611)	53,637	65,024
Mortality and expense risk charge (Note 3)	(554,280)	(747,376)	(51,174)	(244,065)	(126,737)	(82,440)	(19,856)	(15,346)

Net increase (decrease) in net assets resulting from operations	4,130,212	3,958,793	333,733	925,958	2,495,780	122,502	185,279	122,044

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,885,785	2,033,693	912,656	1,418,647	1,775,897	545,204	438,604	55,063
Net transfer from (to) fixed accumulation account	(1,497,481)	(1,841,820)	150,838	(289,139)	46,064	7,660	94,605	(23,266)
Transfers between funds	(888,000)	(879,070)	459,057	(136,724)	219,040	54,952	283,189	(51,525)
Payments to contract owners	(2,515,239)	(3,293,138)	(220,174)	(1,408,234)	(506,162)	(393,210)	(53,824)	(123,341)
Annual maintenance charge (Note 3)	(20,244)	(25,077)	(547)	(8,017)	(5,448)	(2,075)	(1,675)	(375)
Surrender charges (Note 3)	(4,210)	(2,983)	(2,003)	(9,942)	(7,358)	(4,029)	(433)	(46)
Mortality guarantee adjustment	–	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(3,039,389)	(4,008,395)	1,299,827	(433,409)	1,522,033	208,502	760,466	(143,490)

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,090,823	(49,602)	1,633,560	492,549	4,017,813	331,004	945,745	(21,446)
Net Assets:
Beginning of period	45,401,754	61,903,708	3,561,526	19,462,053	8,427,946	6,829,705	1,105,396	1,249,020

End of period	$46,492,577	$61,854,106	$5,195,086	$19,954,602	$12,445,759	$7,160,709	$2,051,141	$1,227,574

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	DREYFUS SMALL CAP STOCK INDEX PORTFOLIO	FIDELITY VIP EMERGING MARKETS PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO
OPERATIONS
Investment Income	$22,454	$7,227	$–	$514,833	$932,884	$1,522,356	$621,762	$14,186
Capital gain distribution	213,254	–	–	8,398	–	95,830	12,291	1,724,356
Net realized gain (loss) on investments	129,757	(41,815)	3,042,439	878,524	346,741	2,308,405	34,274	538,750
Net change in unrealized appreciation (depreciation) on investments	(108,131)	101,509	5,102,382	1,817,924	(1,144,364)	8,898,106	990,950	2,035,057
Mortality and expense risk charge (Note 3)	(50,183)	(66,799)	(969,778)	(402,776)	(193,138)	(1,248,154)	(374,249)	(900,083)

Net increase (decrease) in net assets resulting from operations	207,151	122	7,175,043	2,816,903	(57,877)	11,576,543	1,285,028	3,412,266

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	772,157	908,413	5,195,724	2,224,902	1,562,041	7,149,016	2,937,465	4,714,389
Net transfer from (to) fixed accumulation account	127,030	(58,384)	(1,878,713)	(586,024)	(97,737)	(2,227,981)	(479,517)	(1,497,254)
Transfers between funds	436,987	(239,633)	(524,012)	83,554	425,014	1,513,282	680,209	134,737
Payments to contract owners	(153,928)	(210,573)	(4,033,759)	(1,807,530)	(1,053,213)	(5,310,675)	(2,820,597)	(3,869,855)
Annual maintenance charge (Note 3)	(880)	(5,837)	(92,565)	(24,902)	(13,066)	(73,147)	(21,138)	(24,493)
Surrender charges (Note 3)	(2,848)	(3,942)	(16,892)	(5,784)	(8,471)	(15,481)	(12,690)	(13,047)
Mortality guarantee adjustment	620	–	–	–	–	(2,847)	(914)	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	1,179,138	390,044	(1,350,217)	(115,784)	814,568	1,032,167	282,818	(555,523)

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,386,289	390,166	5,824,826	2,701,119	756,691	12,608,710	1,567,846	2,856,743
Net Assets:
Beginning of period	3,647,385	5,120,321	74,989,410	31,395,822	15,184,926	96,349,163	29,839,225	72,409,841

End of period	$5,033,674	$5,510,487	$80,814,236	$34,096,941	$15,941,617	$108,957,873	$31,407,071	$75,266,584

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT MID CAP VALUE FUND	GOLDMAN SACHS VIT SMALL CAP EQUITY INSIGHTS FUND	IBBOTSON AGGRESSIVE GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON BALANCED ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON CONSERVATIVE ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON GROWTH ETF ASSET ALLOCATION PORTFOLIO	IBBOTSON INCOME & GROWTH ETF ASSET ALLOCATION PORTFOLIO
OPERATIONS
Investment Income	$640,325	$12,523	$22,690	$63,210	$240,259	$33,349	$166,858	$83,359
Capital gain distribution	14,094	273,103	426,058	48,108	310,387	47,927	35,508	121,477
Net realized gain (loss) on investments	438,510	48,735	21,571	69,784	136,922	8,974	165,277	59,689
Net change in unrealized appreciation (depreciation) on investments	(5,932,733)	(160,840)	(272,713)	8,420	28,600	(19,021)	222,667	(65,744)
Mortality and expense risk charge (Note 3)	(687,828)	(16,709)	(35,878)	(59,106)	(205,099)	(33,510)	(164,406)	(76,249)

Net increase (decrease) in net assets resulting from operations	(5,527,632)	156,812	161,728	130,416	511,069	37,719	425,904	122,532

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	5,036,593	348,054	130,397	2,942,137	7,179,297	741,858	4,943,466	1,492,433
Net transfer from (to) fixed accumulation account	(649,811)	41,786	(66,610)	506,738	904,117	299,132	1,150,435	1,041,870
Transfers between funds	1,119,354	55,695	(5,967)	3,018	16,665	230,443	176,742	27,749
Payments to contract owners	(2,902,996)	(27,662)	(169,569)	(241,735)	(622,897)	(324,673)	(486,107)	(458,534)
Annual maintenance charge (Note 3)	(23,184)	(600)	(759)	(13,006)	(28,748)	(2,300)	(22,699)	(7,175)
Surrender charges (Note 3)	(18,252)	(174)	(508)	(13,570)	(13,396)	(6,157)	(21,023)	(23,680)
Mortality guarantee adjustment	(3,004)	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	2,558,700	417,099	(113,016)	3,183,582	7,435,038	938,303	5,740,814	2,072,663

TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,968,932)	573,911	48,712	3,313,998	7,946,107	976,022	6,166,718	2,195,195
Net Assets:
Beginning of period	57,672,320	1,123,501	2,982,152	3,320,047	13,401,478	2,361,967	10,578,488	4,945,314

End of period	$54,703,388	$1,697,412	$3,030,864	$6,634,045	$21,347,585	$3,337,989	$16,745,206	$7,140,509

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	JPMORGAN INSURANCE TRUST U.S. EQUITY PORTFOLIO	LAZARD RETIREMENT US SMALL- MID CAP EQUITY PORTFOLIO	LORD ABBETT DEVELOPING GROWTH PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT MULTI-CAP GROWTH FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO
OPERATIONS
Investment Income	$219,160	$–	$–	$–	$71,499	$24,433	$–	$21,382
Capital gain distribution	–	162,904	6,209	427,519	8,498,668	–	4,329,888	1,971,157
Net realized gain (loss) on investments	1,170,660	(7,705)	6,315	6,822	578,351	340,736	966,101	317,302
Net change in unrealized appreciation (depreciation) on investments	1,756,187	(56,471)	37,318	(313,521)	(9,523,493)	628,109	(3,956,433)	(1,769,614)
Mortality and expense risk charge (Note 3)	(298,050)	(10,896)	(11,457)	(24,999)	(693,888)	(97,280)	(367,239)	(201,852)

Net increase (decrease) in net assets resulting from operations	2,847,957	87,832	38,385	95,821	(1,068,863)	895,998	972,317	338,375

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	959,597	177,091	399,909	76,552	3,628,281	287,620	1,736,127	1,451,095
Net transfer from (to) fixed accumulation account	(553,095)	6,393	124,858	(40,224)	(1,468,639)	(236,268)	(841,846)	(444,919)
Transfers between funds	16,966	80,063	232,114	(11,837)	(9,642)	(182,249)	(325,058)	65,589
Payments to contract owners	(1,464,410)	(35,998)	(66,888)	(143,813)	(2,757,095)	(420,178)	(1,590,455)	(892,375)
Annual maintenance charge (Note 3)	(15,948)	(325)	(150)	(325)	(9,079)	(3,736)	(4,834)	(3,038)
Surrender charges (Note 3)	(503)	(508)	(244)	(117)	(12,103)	(1,081)	(5,450)	(4,696)
Mortality guarantee adjustment	–	–	–	–	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(1,057,393)	226,716	689,599	(119,764)	(628,277)	(555,892)	(1,031,516)	171,656

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,790,564	314,548	727,984	(23,943)	(1,697,140)	340,106	(59,199)	510,031
Net Assets:
Beginning of period	23,654,115	787,174	638,856	2,078,833	58,355,781	7,768,002	29,755,657	16,531,981

End of period	$25,444,679	$1,101,722	$1,366,840	$2,054,890	$56,658,641	$8,108,108	$29,696,458	$17,042,012

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	TEMPLETON GLOBAL BOND VIP FUND	T. ROWE PRICE EQUITY INCOME PORTFOLIO VIP II	T. ROWE PRICE SMALL- CAP STOCK FUND ADVISOR CLASS	T. ROWE PRICE SMALL- CAP VALUE FUND ADVISOR CLASS	T. ROWE PRICE PRIME RESERVE PORTFOLIO	WELLS FARGO ADVANTAGE VT DISCOVERY FUND	WELLS FARGO ADVANTAGE VT OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO INSTITUTIONAL
OPERATIONS
Investment Income	$186,866	$272,755	$–	$57,170	$–	$–	$4,912	$242,055
Capital gain distribution	–	–	1,126,729	1,059,331	–	3,107,544	–	–
Net realized gain (loss) on investments	(7,103)	933,527	551,532	680,391	–	946,570	251,203	1,047,396
Net change in unrealized appreciation (depreciation) on investments	(117,612)	38,679	(593,969)	(1,860,068)	–	(3,969,167)	613,344	721,681
Mortality and expense risk charge (Note 3)	(48,300)	(217,516)	(213,157)	(216,120)	(84,762)	(291,818)	(109,137)	(212,589)

Net increase (decrease) in net assets resulting from operations	13,851	1,027,445	871,135	(279,296)	(84,762)	(206,871)	760,322	1,798,543

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	934,062	1,637,583	456,288	451,210	637,295	1,699,226	205,967	447,796
Net transfer from (to) fixed accumulation account	31,147	(294,276)	(635,460)	(709,309)	1,555,772	(409,083)	(456,015)	(759,387)
Transfers between funds	255,560	17,730	(78,179)	(56,227)	788,378	78,416	(142,209)	(434,930)
Payments to contract owners	(380,103)	(976,960)	(876,136)	(1,166,055)	(3,202,223)	(1,169,018)	(601,150)	(775,314)
Annual maintenance charge (Note 3)	(2,472)	(7,979)	(4,590)	(3,081)	(4,110)	(8,929)	(1,849)	(3,775)
Surrender charges (Note 3)	(1,968)	(8,147)	(61)	–	(1,454)	(3,730)	–	–
Mortality guarantee adjustment	–	–	–	–	–	(2,191)	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	836,226	367,951	(1,138,138)	(1,483,462)	(226,342)	184,691	(995,256)	(1,525,610)

TOTAL INCREASE (DECREASE) IN NET ASSETS	850,077	1,395,396	(267,003)	(1,762,758)	(311,104)	(22,180)	(234,934)	272,933
Net Assets:
Beginning of period	3,536,352	17,221,860	17,711,829	18,521,501	6,900,872	24,631,288	8,836,796	17,020,323

End of period	$4,386,429	$18,617,256	$17,444,826	$16,758,743	$6,589,768	$24,609,108	$8,601,862	$17,293,256

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	WILSHIRE 5000 INDEX PORTFOLIO INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO INVESTMENT	WILSHIRE VIT 2015 ETF FUND	WILSHIRE VIT 2025 ETF FUND
OPERATIONS
Investment Income	$356,977	$1,593	$–	$432,896	$–	$–	$465,591	$559,080
Capital gain distribution	–	2,360,449	3,843,529	4,032,831	370,306	774,094	750,685	381,499
Net realized gain (loss) on investments	1,025,754	701,185	637,250	281,996	115,079	133,209	1,320,119	371,940
Net change in unrealized appreciation (depreciation) on investments	1,885,388	(1,667,990)	(2,431,766)	(649,174)	(353,911)	(515,180)	(1,218,918)	830,398
Mortality and expense risk charge (Note 3)	(341,394)	(218,294)	(325,275)	(494,225)	(48,425)	(78,440)	(349,801)	(529,779)

Net increase (decrease) in net assets resulting from operations	2,926,725	1,176,943	1,723,738	3,604,324	83,049	313,683	967,676	1,613,138

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,153,229	469,975	1,641,233	2,213,966	131,355	446,800	2,968,720	5,732,124
Net transfer from (to) fixed accumulation account	(669,396)	(887,760)	(729,838)	(1,612,374)	(115,844)	(98,658)	(508,498)	(542,669)
Transfers between funds	285,527	(351,597)	12,438	(948,821)	59,890	119,284	(268,510)	392,753
Payments to contract owners	(1,808,473)	(841,846)	(1,462,503)	(2,259,320)	(171,723)	(369,319)	(2,485,572)	(1,535,927)
Annual maintenance charge (Note 3)	(22,776)	(3,705)	(11,714)	(20,050)	(634)	(2,005)	(16,834)	(50,540)
Surrender charges (Note 3)	(3,398)	–	(4,164)	(7,483)	(73)	(1,360)	(18,711)	(24,877)
Mortality guarantee adjustment	–	–	–	–	–	747	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	(65,287)	(1,614,933)	(554,548)	(2,634,082)	(97,029)	95,489	(329,405)	3,970,864

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,861,438	(437,990)	1,169,190	970,242	(13,980)	409,172	638,271	5,584,002
Net Assets:
Beginning of period	26,528,673	17,933,921	26,294,114	39,932,562	4,075,210	6,447,176	27,611,617	40,224,139

End of period	$29,390,111	$17,495,931	$27,463,304	$40,902,804	$4,061,230	$6,856,348	$28,249,888	$45,808,141

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2014

	WILSHIRE VIT 2035 ETF FUND	WILSHIRE VIT GLOBAL ALLOCATION FUND	WILSHIRE VIT EQUITY FUND	WILSHIRE VIT INCOME FUND	WILSHIRE VIT INTERNATIONAL FUND	WILSHIRE VIT SMALL CAP FUND	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND
OPERATIONS
Investment Income	606,700	2,083,369	73,398	1,966,339	655,040	–	537,628
Capital gain distribution	205,964	–	–	733,761	–	6,858,851	12,231,588
Net realized gain (loss) on investments	507,933	3,611,994	38,992,105	(2,208,886)	3,610,714	10,435,746	428,220
Net change in unrealized appreciation (depreciation) on investments	1,199,746	(6,076,263)	(27,112,320)	583,394	(4,320,699)	(17,560,473)	(9,431,277)
Mortality and expense risk charge (Note 3)	(607,148)	(3,106,193)	(1,380,060)	(215,371)	(269,744)	(317,560)	(439,514)

Net increase (decrease) in net assets resulting from operations	1,913,195	(3,487,093)	10,573,123	859,237	(324,689)	(583,436)	3,326,645

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	8,526,345	7,544,288	3,083,365	1,305,534	1,411,732	1,050,898	1,409,610
Net transfer from (to) fixed accumulation account	(358,115)	(13,510,757)	(5,380,836)	(683,269)	(828,669)	(938,295)	(1,317,186)
Transfers between funds	(375,369)	324,211,434	(176,705,888)	(26,337,595)	(32,158,624)	(38,479,602)	(55,103,307)
Payments to contract owners	(2,297,828)	(16,107,326)	(7,485,846)	(1,272,340)	(1,491,431)	(1,219,132)	(2,251,262)
Annual maintenance charge (Note 3)	(120,234)	(115,028)	(45,578)	(8,650)	(3,212)	(10,815)	(16,991)
Surrender charges (Note 3)	(55,906)	(5,421)	(963)	(2,601)	(4,461)	(168)	(1,964)
Mortality guarantee adjustment	–	(72,905)	(17,844)	–	–	–	–

Net increase (decrease) in net assets resulting from contract owners’ transactions	5,318,893	301,944,285	(186,553,590)	(26,998,921)	(33,074,665)	(39,597,114)	(57,281,100)

TOTAL INCREASE (DECREASE) IN NET ASSETS	7,232,088	298,457,192	(175,980,467)	(26,139,684)	(33,399,354)	(40,180,550)	(53,954,455)
Net Assets:
Beginning of period	44,843,585	151,969,693	175,980,467	26,139,684	33,399,354	40,180,550	53,954,455

End of period	52,075,673	450,426,885	–	–	–	–	–

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements

December 31, 2015 and December 31, 2014

1. NATURE OF SEPARATE ACCOUNT – Horace Mann Life Insurance Company — Separate Account (“the Separate Account”), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, was established by Horace Mann Life Insurance Company (HMLIC) to fund variable annuity contracts. All assets are invested in shares of AllianceBernstein VPS Large Cap Growth Portfolio, AllianceBernstein VPS Small/Mid Cap Value Portfolio, AllianceBernstein VPS Small Cap Growth Portfolio, American Century Mid Cap Value Fund, American Funds IS Blue Chip Growth & Income Fund, American Funds IS Growth Fund, American Funds IS Managed Risk Asset Allocation Fund, American Funds IS New World Fund, Ariel Fund, Ariel Appreciation Fund, Calvert S&P Mid Cap 400 Index Portfolio, Davis Value Portfolio, Delaware VIP REIT Series, Delaware VIP Smid Cap Growth Series, Delaware VIP U.S. Growth Series, Dreyfus Mid Cap Stock Portfolio, Dreyfus Small Cap Stock Index Portfolio, Fidelity VIP Emerging Markets Portfolio, Fidelity VIP Freedom 2015 Portfolio, Fidelity VIP Freedom 2025 Portfolio, Fidelity VIP Freedom 2035 Portfolio, Fidelity VIP Freedom 2045 Portfolio, Fidelity VIP Funds Manager 20%, Fidelity VIP Funds Manager 50%, Fidelity VIP Funds Manager 60%, Fidelity VIP Funds Manager 70%, Fidelity VIP Funds Manager 85%, Fidelity VIP Growth Portfolio, Fidelity VIP Growth & Income Portfolio, Fidelity VIP High Income Portfolio, Fidelity VIP Index 500 Portfolio, Fidelity VIP Investment Grade Bond Portfolio, Fidelity VIP Mid Cap Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP Real Estate Portfolio, Franklin High Income Securities, Goldman Sachs VIT Mid Cap Value Fund, Goldman Sachs VIT Small Cap Equity Insights Fund, Ibbotson Aggressive Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio, Ibbotson Conservative ETF Asset Allocation Portfolio, Ibbotson Growth ETF Asset Allocation Portfolio, Ibbotson Income & Growth ETF Asset Allocation Portfolio, JPMorgan Insurance Trust U.S. Equity Portfolio, JPMorgan Small Cap Value Fund, Lazard Retirement US Small-Mid Cap Equity Portfolio, Lord Abbett Developing Growth Portfolio, Lord Abbett Series Fund Growth Opportunities Portfolio, MFS Mid Cap Value Portfolio, Neuberger Berman Genesis Fund, Putnam VT Multi-Cap Growth Fund, Rainier Small/Mid Cap Equity Portfolio, Royce Capital Fund Small Cap Portfolio, Templeton Global Bond VIP Fund, T. Rowe Price Equity Income Portfolio VIP II, T. Rowe Price Small-Cap Stock Fund Advisor Class, T. Rowe Price Small-Cap Value Fund Advisor Class, T. Rowe Price Prime Reserve Portfolio, Wells Fargo Advantage VT Discovery Fund, Wells Fargo Advantage VT Opportunity Fund, Wilshire 5000 Index Portfolio-Institutional, Wilshire 5000 Index Portfolio Investment, Wilshire Large Co. Growth Portfolio-Institutional, Wilshire Large Co. Growth Portfolio-Investment, Wilshire Large Co. Value Portfolio-Investment, Wilshire Small Co. Growth Portfolio-Investment, Wilshire Small Co. Value Portfolio-Investment, Wilshire VIT 2015 ETF Fund, Wilshire VIT 2025 ETF Fund, Wilshire VIT 2035 ETF Fund, Wilshire VIT Global Allocation Fund. The funds collectively are referred to as “Funds.”

Effective May 1, 2015 thirteen new funds were added to the Separate Accounts, Fidelity VIP Freedom 2015 Portfolio, Fidelity VIP Freedom 2025 Portfolio, Fidelity VIP Freedom 2035 Portfolio, Fidelity VIP Freedom 2045 Portfolio, Fidelity VIP Funds Manager 20%, Fidelity VIP Funds Manager 50%, Fidelity VIP Funds Manager 60%, Fidelity VIP Funds Manager 70%, Fidelity VIP Funds Manager 85%, Fidelity VIP Real Estate Portfolio, Franklin High Income Securities, JPMorgan Small Cap Value Fund and MFS Mid Cap Value Portfolio. Effective May 1, 2014 four new funds were added to the Separate Accounts, American Funds IS Blue Chip Growth & Income Fund, American Funds IS Growth Fund, American Funds IS Managed Risk Asset Allocation Fund and American Funds IS New World Fund. Effective September 19, 2014 Wilshire VIT Equity, Income, International Equity, Small Cap Growth and Socially Responsible Funds were merged into the Wilshire VIT Balanced Fund . After the merger Wilshire VIT Balanced Fund changed its name to the Wilshire VIT Global Allocation Fund.

The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see note 3). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of HMLIC.

A purchase payment could be presented as a negative equity transaction in the Statement of Changes in Net Assets if a prior period purchase payment is refunded to a contract owner due to a contract cancellation during the free look period, and/or if a gain is realized by the contract owner during the free look period.

A contract owner may choose from among a number of different underlying mutual fund options. HMLIC allocates purchase payments to sub-accounts and/or the fixed account as instructed by the contract owner. Shares of the sub-accounts are purchased at Net Asset Value (NAV), then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from HMLIC’s other assets and liabilities. The portion of the Separate Accounts assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business HMLIC may conduct.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Investments

Security transactions are recorded on a trade date basis. The carrying amounts of the assets approximate fair value and were measured based on the reported net asset values of the Funds, which in turn value their investment securities at fair value. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Realized gains (losses) from security transactions are determined for financial reporting purposes on the first-in-first-out basis.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2015 and December 31, 2014

The Separate Account measures the fair value of its investments on a recurring basis. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement guidance establish a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1    Unadjusted quoted prices in active markets for identical assets or liabilities including valuations for securities listed on a national or foreign exchange or investments in mutual funds and securities lending collateral, which is valued as a practical expedient at its daily reported NAV.

Level 2    Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

At the end of each reporting period, an evaluation is made regarding whether or not any event has occurred or circumstances have changed that would cause an instrument to be transferred between levels.

The Separate Account measures the fair value of all its investments using level 1 inputs. For the year ended December 31, 2015, there were no transfers out of Level 1 securities.

Income Taxes

The operations of the Separate Account are taxed as part of the operations of HMLIC, which is taxed as a “life insurance company” under the provision of the internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account. Therefore, no federal income tax provision is required.

Calculation of Annuity Reserves.

At each financial reporting date, the separate account financial statement includes an aggregate amount of net assets allocated to future contract benefits for the contracts in the payout (annuitization ) period . The payout (annuitization) period begins when amounts accumulated under the contract (the contract value) are applied according to payment method selected by the contract owner.

Annuity reserves are computed for contracts in the variable payout stage according to industry standard mortality tables. The assumed investment return varies from 2% to 4% depending on the original contract. The mortality risk is fully borne by HMLIC and may result in additional amounts being transferred into the Separate Account by HMLIC to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to HMLIC.

Recently Issued Accounting Standards.

There are no recently issued accounting standards applicable to the Separate Account.

Subsequent events

Management evaluated subsequent events for the Separate Account through the date the financial statements are issued, and has concluded that there are no events that require financial statement disclosure or adjustments to the financial statements.

3. EXPENSES AND RELATED PARTY TRANSACTIONS – Certain specified amounts, as described in the annuity contracts, are paid to HMLIC to cover death benefits, surrender charges, and maintenance charges.

For assuming mortality and expense risk, HMLIC applies an asset charge to the Separate Accounts as a direct reduction to unit value ranging from 0% to 1.25% of the daily net assets of the Separate Account depending on the product and options selected. The fee for mortality and expense risk may not exceed the annual rate of 1.25% of the net assets (0.45% for mortality risk, and 0.80% expense risk; these may vary from time to time). However, HMLIC reserves the right to change the fee (subject to the 1.25% ceiling) in the future. Optional guaranteed minimum death benefit riders can be elected at time of issue at an additional annual charge not to exceed .40% of net assets. The fees are computed on a daily basis.

An annual contract maintenance charge of $25 is deducted from each contract unless the contract value equals or exceeds $10,000 to reimburse HMLIC for expenses incurred in administering the contract. When taken, the contract maintenance charge is assessed on the contract anniversary date through a reduction of units. This charge may be reduced or eliminated on certain individual contracts and on some group plans. The annual maintenance charge is paid through a redemption of units and is deducted from the subaccount containing the greatest dollar amount or from the fixed portion of the contract when none of the variable subaccount(s) have any value. Charges for the annual maintenance charge cease on the maturity date. No annual maintenance charge is taken, in whole or in part, in the event of a complete surrender unless the surrender occurs on the contract anniversary date. If multiple deferred annuity contracts or certificates are held, the values of all such contracts/certificates will be combined to determine whether the $10,000 value has been met. If multiple contracts are issued to accommodate multiple sources of funds, only one maintenance charge will be deducted.

In the event of a contract being surrendered or withdrawn from the subaccount, surrender charges are assessed by HMLIC and withheld from the proceeds of the withdrawals on the basis of the amount surrendered or withdrawn from the subaccount(s).

HMLIC contributed $421,416 and $364,256 in the form of bonus credits to the contract owner accounts for the year ended December 31, 2015 and 2014, respectively. These amounts are included in gross stipulated payments received on annuity contracts and are credited at the time the related purchase payment from the contract owner is received.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

For the Year or Period Ended December 31, 2015

4. PURCHASE AND SALES OF SEPARATE ACCOUNT FUND SHARES

During the year ended December 31, 2015 purchases and proceeds from sales of fund shares were as follows:

	Purchases	Sales
AllianceBernstein VPS Large Cap Growth Portfolio	$6,308,423	$3,613,931
AllianceBernstein VPS Small/Mid Cap Value Portfolio	820,167	376,904
AllianceBernstein VPS Small Cap Growth Portfolio	819,903	441,062
American Century Mid Cap Value Fund	873,263	297,822
American Funds IS Blue Chip Growth & Income Fund	6,532,551	1,015,159
American Funds IS Growth Fund	7,258,530	894,425
American Funds IS Managed Risk Asset Allocation Fund	2,084,917	454,078
American Funds IS New World Fund	2,100,630	200,241
Ariel Fund	8,153,418	4,875,603
Ariel Appreciation Fund	8,467,137	7,122,867
Calvert S&P Mid Cap 400 Index Portfolio	4,984,959	893,867
Davis Value Portfolio	4,773,620	3,303,413
Delaware VIP REIT Series	3,533,007	2,053,749
Delaware VIP Smid Cap Growth Series	1,590,421	906,163
Delaware VIP U.S. Growth Series	883,113	371,770
Dreyfus Mid Cap Stock Portfolio	276,722	115,021
Dreyfus Small Cap Stock Index Portfolio	4,149,629	833,005
Fidelity VIP Emerging Markets Portfolio	1,033,395	671,817
Fidelity VIP Freedom 2015 Portfolio	352,519	110,989
Fidelity VIP Freedom 2025 Portfolio	2,714,185	82,698
Fidelity VIP Freedom 2035 Portfolio	3,743,442	145,257
Fidelity VIP Freedom 2045 Portfolio	1,472,594	40,484
Fidelity VIP Funds Manager 20%	274,829	5,863
Fidelity VIP Funds Manager 50%	978,075	32,215
Fidelity VIP Funds Manager 60%	3,131,495	85,868
Fidelity VIP Funds Manager 70%	2,734,193	242,052
Fidelity VIP Funds Manager 85%	1,733,357	97,510
Fidelity VIP Growth Portfolio	8,871,869	7,670,679
Fidelity VIP Growth & Income Portfolio	5,257,409	4,050,791
Fidelity VIP High Income Portfolio	3,320,402	3,041,857
Fidelity VIP Index 500 Portfolio	21,010,280	13,477,305
Fidelity VIP Investment Grade Bond Portfolio	7,602,984	5,338,718
Fidelity VIP Mid Cap Portfolio	15,440,610	10,174,954
Fidelity VIP Overseas Portfolio	9,146,551	8,013,015
Fidelity VIP Real Estate Portfolio	1,438,742	116,941
Franklin High Income Securities	607,832	199,914
Goldman Sachs VIT Mid Cap Value Fund	619,704	301,591
Goldman Sachs VIT Small Cap Equity Insights Fund	522,403	369,473
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	2,927,725	1,045,237
Ibbotson Balanced ETF Asset Allocation Portfolio	8,160,114	3,884,641
Ibbotson Conservative ETF Asset Allocation Portfolio	1,995,579	622,192
Ibbotson Growth ETF Asset Allocation Portfolio	5,855,803	1,894,017
Ibbotson Income & Growth ETF Asset Allocation Portfolio	2,217,974	1,329,203
JPMorgan Insurance Trust U.S. Equity Portfolio	6,381,072	2,411,852
JPMorgan Small Cap Value Fund	648,251	105,204
Lazard Retirement US Small-Mid Cap Equity Portfolio	567,792	200,782
Lord Abbett Developing Growth Portfolio	2,137,714	328,530
Lord Abbett Series Fund Growth Opportunities Portfolio	303,964	240,174
MFS Mid Cap Value Portfolio	856,696	94,610
Neuberger Berman Genesis Fund	14,903,813	7,992,251
Putnam VT Multi-Cap Growth Fund	554,355	597,821
Rainier Small/Mid Cap Equity Portfolio	5,955,563	3,359,989
Royce Capital Fund Small Cap Portfolio	5,692,892	1,783,590

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

For the Year or Period Ended December 31, 2015

4. PURCHASE AND SALES OF SEPARATE ACCOUNT FUND SHARES

	Purchases	Sales
Templeton Global Bond VIP Fund	$2,162,386	$970,077
T. Rowe Price Equity Income Portfolio VIP II	2,939,651	2,007,158
T. Rowe Price Small-Cap Stock Fund Advisor Class	2,112,671	1,778,723
T. Rowe Price Small-Cap Value Fund Advisor Class	3,172,418	1,659,346
T. Rowe Price Prime Reserve Portfolio	4,126,643	4,174,028
Wells Fargo Advantage VT Discovery Fund	8,663,209	2,365,735
Wells Fargo Advantage VT Opportunity Fund	1,223,963	867,487
Wilshire 5000 Index Portfolio Institutional	867,323	1,800,152
Wilshire 5000 Index Portfolio Investment	3,358,756	3,069,537
Wilshire Large Co. Growth Portfolio Institutional	2,184,715	2,100,197
Wilshire Large Co. Growth Portfolio Investment	4,920,001	3,041,771
Wilshire Large Co. Value Portfolio Investment	6,009,626	5,530,703
Wilshire Small Co. Growth Portfolio Investment	365,084	345,866
Wilshire Small Co. Value Portfolio Investment	1,027,904	845,175
Wilshire VIT 2015 ETF Fund	4,231,062	4,250,735
Wilshire VIT 2025 ETF Fund	8,194,612	4,784,486
Wilshire VIT 2035 ETF Fund	10,810,587	4,936,080
Wilshire VIT Global Allocation Fund	48,753,669	55,279,098

	$329,900,867	$207,735,518

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

For the Year or Period Ended December 31, 2015 and December 31, 2014

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

	Units Outstanding at 01/01/2014	Consideration Received 2014	Net Transfers 2014	Payments to Contract Owners 2014	Units Outstanding at 12/31/2014	Consideration Received 2015	Net Transfers 2015	Payments to Contract Owners 2015	Units Outstanding at 12/31/2015
AllianceBernstein VPS Large Cap Growth Portfolio	1,081,082	50,882	(65,833)	(51,826)	1,014,305	43,828	(64,122)	(46,309)	947,702
AllianceBernstein VPS Small/Mid Cap Value Portfolio	105,391	6,118	(4,026)	(5,374)	102,109	6,240	(8,289)	(4,852)	95,208
AllianceBernstein VPS Small Cap Growth Portfolio	131,756	10,904	(6,345)	(8,795)	127,520	8,518	(10,328)	(4,943)	120,767
American Century Mid Cap Value Fund	37,043	20,534	20,290	(4,784)	73,083	16,264	6,191	(1,454)	94,084
American Funds IS Blue Chip Growth & Income Fund	—	33,765	79,879	(281)	113,363	168,387	189,733	(11,352)	460,131
American Funds IS Growth Fund	—	8,450	13,951	(54)	22,347	30,268	36,490	(2,099)	87,006
American Funds IS Managed Risk Asset Allocation Fund	—	11,578	106,523	(9,576)	108,525	77,948	58,863	(6,023)	239,313
American Funds IS New World Fund	—	14,055	15,761	(151)	29,665	44,771	39,549	(3,425)	110,560
Ariel Fund	516,900	21,259	(26,700)	(28,390)	483,069	18,378	(24,586)	(26,532)	450,329
Ariel Appreciation Fund	683,510	22,318	(29,930)	(36,527)	639,371	19,719	(32,468)	(34,927)	591,695
Calvert S&P Mid Cap 400 Index Portfolio	35,529	8,818	5,940	(2,180)	48,107	16,581	21,075	(1,641)	84,122
Davis Value Portfolio	1,116,542	80,471	(23,747)	(80,032)	1,093,234	67,492	(61,659)	(59,142)	1,039,925
Delaware VIP REIT Series	661,922	121,270	18,610	(35,546)	766,256	107,909	(25,089)	(31,780)	817,296
Delaware VIP Smid Cap Growth Series	184,770	15,442	1,806	(11,353)	190,665	11,918	(3,514)	(13,580)	185,489
Delaware VIP U.S. Growth Series	83,585	32,277	27,705	(4,063)	139,504	22,147	953	(4,263)	158,341
Dreyfus Mid Cap Stock Portfolio	39,682	1,683	(2,236)	(3,782)	35,347	1,630	(24)	(3,969)	32,984
Dreyfus Small Cap Stock Index Portfolio	145,793	31,908	22,655	(6,424)	193,932	56,991	64,402	(10,984)	304,341
Fidelity VIP Emerging Markets Portfolio	570,984	100,655	(32,087)	(24,510)	615,042	85,252	(12,339)	(22,601)	665,354
Fidelity VIP Freedom 2015 Portfolio	—	—	—	—	—	632	19,509	(1,236)	18,905
Fidelity VIP Freedom 2025 Portfolio	—	—	—	—	—	87,560	112,091	(2,708)	196,943
Fidelity VIP Freedom 2035 Portfolio	—	—	—	—	—	73,302	109,158	(367)	182,093
Fidelity VIP Freedom 2045 Portfolio	—	—	—	—	—	46,740	30,349	(160)	76,929
Fidelity VIP Funds Manager 20%	—	—	—	—	—	13,092	10,836	(68)	23,860
Fidelity VIP Funds Manager 50%	—	—	—	—	—	50,329	28,416	(4)	78,741
Fidelity VIP Funds Manager 60%	—	—	—	—	—	140,533	127,673	(1,552)	266,654
Fidelity VIP Funds Manager 70%	—	—	—	—	—	106,999	94,383	(313)	201,069
Fidelity VIP Funds Manager 85%	—	—	—	—	—	81,520	53,667	(23)	135,164
Fidelity VIP Growth Portfolio	1,394,093	91,260	(42,431)	(72,953)	1,369,969	78,486	(74,161)	(65,814)	1,308,480
Fidelity VIP Growth & Income Portfolio	1,340,025	91,827	(19,761)	(75,383)	1,336,708	79,547	(65,665)	(75,343)	1,275,247
Fidelity VIP High Income Portfolio	999,089	98,787	14,852	(72,179)	1,040,549	93,474	(58,321)	(71,751)	1,003,951
Fidelity VIP Index 500 Portfolio	439,582	31,541	(3,413)	(23,513)	444,197	38,037	3,268	(25,144)	460,358
Fidelity VIP Investment Grade Bond Portfolio	1,471,660	143,195	6,113	(136,286)	1,484,682	186,256	9,797	(111,760)	1,568,975
Fidelity VIP Mid Cap Portfolio	1,213,325	77,761	(22,340)	(64,552)	1,204,194	68,081	(60,421)	(62,100)	1,149,754
Fidelity VIP Overseas Portfolio	1,972,925	181,006	17,823	(105,662)	2,066,092	189,051	(35,120)	(115,451)	2,104,572
Fidelity VIP Real Estate Portfolio	—	—	—	—	—	30,782	36,884	(667)	66,999
Franklin High Income Securities	—	—	—	—	—	39,972	27,667	(1,861)	65,778
Goldman Sachs VIT Mid Cap Value Fund	56,463	16,395	4,680	(1,350)	76,188	13,711	(333)	(5,040)	84,526
Goldman Sachs VIT Small Cap Equity Insights Fund	131,890	5,800	(3,189)	(7,626)	126,875	5,553	(5,547)	(9,762)	117,119
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	287,394	248,475	43,377	(22,733)	556,513	215,849	(58,242)	(21,219)	692,901
Ibbotson Balanced ETF Asset Allocation Portfolio	1,100,102	574,781	74,815	(53,383)	1,696,315	490,205	(157,880)	(70,172)	1,958,468
Ibbotson Conservative ETF Asset Allocation Portfolio	196,943	60,618	43,754	(27,305)	274,010	124,204	(849)	(20,218)	377,147
Ibbotson Growth ETF Asset Allocation Portfolio	887,824	405,649	110,275	(43,405)	1,360,343	368,619	(34,292)	(56,776)	1,637,894

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

For the Year or Period Ended December 31, 2015 and December 31, 2014

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

	Units Outstanding at 01/01/2014	Consideration Received 2014	Net Transfers 2014	Payments to Contract Owners 2014	Units Outstanding at 12/31/2014	Consideration Received 2015	Net Transfers 2015	Payments to Contract Owners 2015	Units Outstanding at 12/31/2015
Ibbotson Income & Growth ETF Asset Allocation Portfolio	407,864	121,019	87,708	(39,514)	577,077	113,012	(43,782)	(24,939)	621,368
JPMorgan Insurance Trust U.S. Equity Portfolio	1,005,896	38,919	(22,476)	(60,676)	961,663	90,426	32,886	(57,590)	1,027,385
JPMorgan Small Cap Value Fund	—	—	—	—	—	8,265	13,109	(663)	20,711
Lazard Retirement US Small-Mid Cap Equity Portfolio	50,515	10,901	5,302	(2,253)	64,465	19,197	700	(2,429)	81,933
Lord Abbett Developing Growth Portfolio	25,004	15,774	14,042	(2,622)	52,198	30,316	40,440	(2,672)	120,282
Lord Abbett Series Fund Growth Opportunities Portfolio	82,312	3,004	(2,040)	(5,632)	77,644	2,754	(1,692)	(4,203)	74,503
MFS Mid Cap Value Portfolio	—	—	—	—	—	39,894	36,375	(1,278)	74,991
Neuberger Berman Genesis Fund	975,393	62,668	(25,498)	(48,037)	964,526	52,918	(57,595)	(47,686)	912,163
Putnam VT Multi-Cap Growth Fund	262,513	9,315	(13,690)	(13,721)	244,417	10,674	(11,965)	(12,588)	230,538
Rainier Small/Mid Cap Equity Portfolio	471,985	27,055	(18,250)	(24,894)	455,896	23,773	(20,504)	(22,501)	436,664
Royce Capital Fund Small Cap Portfolio	915,442	81,681	(21,023)	(50,727)	925,373	71,714	(16,122)	(45,168)	935,797
Templeton Global Bond VIP Fund	158,854	41,324	12,717	(16,930)	195,965	45,162	7,319	(10,888)	237,558
T. Rowe Price Equity Income Portfolio VIP II	519,812	48,497	(7,595)	(29,714)	531,000	42,139	(24,748)	(28,048)	520,343
T. Rowe Price Small-Cap Stock Fund Advisor Class	234,618	6,050	(9,521)	(11,684)	219,463	6,092	(10,556)	(14,778)	200,221
T. Rowe Price Small-Cap Value Fund Advisor Class	231,637	5,787	(9,898)	(14,979)	212,547	5,670	(11,434)	(11,142)	195,641
T. Rowe Price Prime Reserve Portfolio	6,765,399	625,412	2,303,872	(3,157,300)	6,537,383	819,436	1,307,034	(2,093,295)	6,570,558
Wells Fargo Advantage VT Discovery Fund	754,423	54,524	(10,565)	(37,444)	760,938	68,924	25,587	(44,617)	810,832
Wells Fargo Advantage VT Opportunity Fund	163,054	3,657	(10,570)	(10,612)	145,529	4,465	(9,399)	(4,717)	135,878
Wilshire 5000 Index Portfolio Institutional	1,024,139	25,776	(69,336)	(44,941)	935,638	20,125	(91,066)	(39,661)	825,036
Wilshire 5000 Index Portfolio Investment	1,653,775	127,496	(21,581)	(109,552)	1,650,138	111,449	(68,001)	(95,695)	1,597,891
Wilshire Large Co. Growth Portfolio Institutional	346,651	8,986	(23,352)	(16,184)	316,101	8,203	(23,852)	(17,034)	283,418
Wilshire Large Co. Growth Portfolio Investment	533,240	32,910	(14,268)	(29,614)	522,268	27,887	(18,019)	(33,158)	498,978
Wilshire Large Co. Value Portfolio Investment	1,117,597	59,735	(68,950)	(61,623)	1,046,759	55,039	(43,450)	(53,761)	1,004,587
Wilshire Small Co. Growth Portfolio Investment	112,196	3,720	(1,578)	(4,861)	109,477	3,513	(4,619)	(5,438)	102,933
Wilshire Small Co. Value Portfolio Investment	159,963	11,667	800	(9,410)	163,020	9,537	(7,910)	(9,607)	155,040
Wilshire VIT 2015 ETF Fund	2,139,673	222,004	(58,926)	(189,944)	2,112,807	123,703	(163,664)	(212,702)	1,860,144
Wilshire VIT 2025 ETF Fund	3,237,885	450,584	(10,346)	(126,433)	3,551,690	380,890	(168,961)	(153,732)	3,609,887
Wilshire VIT 2035 ETF Fund	3,778,430	699,975	(60,192)	(201,864)	4,216,349	628,223	(233,161)	(140,789)	4,470,622
Wilshire VIT Global Allocation Fund	5,635,274	365,650	11,231,577	(615,107)	16,617,394	525,612	(900,434)	(1,020,649)	15,221,923

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2015

6. FINANCIAL HIGHLIGHTS

For the Year or Period Ended December 31, 2015

Account Division	Units	Accumulated Unit Value Lowest to Highest	Net Assets	Expense Ratio Lowest to Highest *	Investment Income Ratio **	Total Return Lowest to Highest ***
AllianceBernstein VPS Large Cap Growth Portfolio	947,702	45.08 to 47.96	43,731,221	0.95% to 1.65%	0.00%	9.05% to 9.80%
AllianceBernstein VPS Small/Mid Cap Value Portfolio	95,208	29.90 to 31.98	2,966,362	0.95% to 1.65%	0.52%	(7.26%) to (6.60%)
AllianceBernstein VPS Small Cap Growth Portfolio	120,767	22.87 to 24.47	2,877,803	0.95% to 1.65%	0.00%	(3.13%) to (2.47%)
American Century Mid Cap Value Fund	94,084	21.01 to 21.41	1,994,286	0.95% to 1.65%	1.77%	(3.05%) to (2.37%)
American Funds IS Blue Chip Growth & Income Fund	460,131	14.18 to 14.40	6,600,075	0.95% to 1.65%	2.80%	(4.76%) to (4.13%)
American Funds IS Growth Fund	87,006	87.73 to 88.99	7,709,652	0.95% to 1.65%	1.15%	4.85% to 5.59%
American Funds IS Managed Risk Asset Allocation Fund	239,313	11.67 to 11.96	2,851,160	0.95% to 1.65%	1.48%	(3.39%) to (1.97%)
American Funds IS New World Fund	110,560	21.53 to 21.85	2,405,343	0.95% to 1.65%	0.67%	(4.99%) to (4.09%)
Ariel Fund	450,329	81.04 to 95.01	41,044,836	0.95% to 1.65%	0.65%	(5.67%) to (5.01%)
Ariel Appreciation Fund	591,695	82.65 to 93.37	53,010,553	0.95% to 1.65%	1.02%	(7.76%) to (7.10%)
Calvert S&P Mid Cap 400 Index Portfolio	84,122	100.88 to 105.39	8,717,739	0.95% to 1.65%	0.00%	(4.49%) to (3.81%)
Davis Value Portfolio	1,039,925	18.06 to 19.24	19,046,747	0.95% to 1.65%	0.80%	(0.06%) to 0.63%
Delaware VIP REIT Series	817,296	16.07 to 16.94	13,579,785	0.95% to 1.65%	1.01%	1.84% to 2.54%
Delaware VIP Smid Cap Growth Series	185,489	39.04 to 41.07	7,390,247	0.95% to 1.65%	0.18%	5.54% to 6.32%
Delaware VIP U.S. Growth Series	158,341	15.04 to 15.42	2,416,869	0.95% to 1.65%	0.36%	3.30% to 4.12%
Dreyfus Mid Cap Stock Portfolio	32,984	33.42 to 34.57	1,103,013	0.95% to 1.25%	0.46%	(3.72%) to (3.44%)
Dreyfus Small Cap Stock Index Portfolio	304,341	16.71 to 25.50	7,628,140	0.95% to 1.65%	0.63%	(3.94%) to (2.33%)
Fidelity VIP Emerging Markets Portfolio	665,354	7.74 to 8.04	5,281,742	0.95% to 1.65%	0.36%	(11.74%) to (11.16%)
Fidelity VIP Freedom 2015 Portfolio	18,905	12.34 to 12.38	233,376	0.95% to 1.65%	2.95%	(4.73%) to (4.39%)[1]
Fidelity VIP Freedom 2025 Portfolio	196,943	12.86 to 12.93	2,542,204	0.95% to 1.65%	3.77%	(5.64%) to (5.10%)[1]
Fidelity VIP Freedom 2035 Portfolio	182,093	19.14 to 19.23	3,490,894	0.95% to 1.65%	3.26%	(6.34% to (5.90%)[1]
Fidelity VIP Freedom 2045 Portfolio	76,929	18.16 to 18.24	1,399,022	0.95% to 1.65%	3.74%	(6.37%) to (5.91%)[1]
Fidelity VIP Funds Manager 20%	23,860	11.05 to 11.09	263,691	0.95% to 1.65%	2.72%	(2.73%) to (2.35%)[1]
Fidelity VIP Funds Manager 50%	78,741	11.79 to 11.93	937,084	0.95% to 1.65%	2.48%	(4.80%) to (3.67%)[1]
Fidelity VIP Funds Manager 60%	266,654	11.10 to 11.15	2,961,867	0.95% to 1.65%	1.76%	(4.40%) to (3.98%)[1]
Fidelity VIP Funds Manager 70%	201,069	12.08 to 12.13	2,429,884	0.95% to 1.65%	1.88%	(4.76%) to (4.35%)[1]
Fidelity VIP Funds Manager 85%	135,164	11.90 to 11.95	1,610,036	0.95% to 1.65%	2.91%	(5.30%) to (4.91%)[1]
Fidelity VIP Growth Portfolio	1,308,480	59.15 to 64.82	81,510,941	0.95% to 1.65%	0.03%	5.16% to 5.90%
Fidelity VIP Growth & Income Portfolio	1,275,247	22.00 to 25.63	31,316,453	0.95% to 1.65%	1.89%	(4.14%) to (3.47%)
Fidelity VIP High Income Portfolio	1,003,951	8.74 to 15.46	14,615,938	0.95% to 1.65%	6.58%	(5.41%) to (4.74%)
Fidelity VIP Index 500 Portfolio	460,358	204.25 to 248.17	112,745,958	0.95% to 1.65%	1.85%	(1.08%) to 0.13%)
Fidelity VIP Investment Grade Bond Portfolio	1,568,975	12.09 to 21.72	32,545,768	0.95% to 1.65%	2.54%	(2.45%) to (0.85%)
Fidelity VIP Mid Cap Portfolio	1,149,754	53.08 to 63.36	69,832,156	0.95% to 1.65%	0.26%	(3.24%) to (2.55%)
Fidelity VIP Overseas Portfolio	2,104,572	18.91 to 34.00	56,881,252	0.00% to 1.65%	1.20%	1.62% to 3.35%
Fidelity VIP Real Estate Portfolio	66,999	19.67 to 19.92	1,332,835	0.95% to 1.65%	3.62%	1.13% to 2.42%[1]
Franklin High Income Securities	65,778	5.77 to 5.80	380,358	0.95% to 1.65%	4.91%	(12.99%) to (12.51%)[1]
Goldman Sachs VIT Mid Cap Value Fund	84,526	19.02 to 20.21	1,684,559	0.95% to 1.65%	0.12%	(11.12%) to (10.38%)
Goldman Sachs VIT Small Cap Equity Insights Fund	117,119	19.73 to 23.86	2,704,496	0.95% to 1.65%	0.29%	(3.71%) to (3.05%)
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	692,901	11.23 to 11.57	7,926,924	0.95% to 1.65%	1.35%	(4.43%) to (3.74%)
Ibbotson Balanced ETF Asset Allocation Portfolio	1,958,468	11.90 to 12.33	23,795,017	0.95% to 1.65%	1.54%	(3.88%) to (3.22%)
Ibbotson Conservative ETF Asset Allocation Portfolio	377,147	11.65 to 12.00	4,482,246	0.95% to 1.65%	1.39%	(2.83%) to (2.12%)
Ibbotson Growth ETF Asset Allocation Portfolio	1,637,894	11.63 to 11.98	19,416,399	0.95% to 1.65%	1.41%	(4.12%) to (3.39%)
Ibbotson Income & Growth ETF Asset Allocation Portfolio	621,368	11.75 to 12.12	7,464,808	0.95% to 1.65%	1.58%	(3.21%) to (2.57%)
JPMorgan Insurance Trust U.S. Equity Portfolio	1,027,385	26.34 to 26.86	27,093,738	0.95% to 1.65%	1.12%	(0.94%) to (0.11%)
JPMorgan Small Cap Value Fund	20,711	24.25 to 24.32	502,615	0.95% to 1.65%	0.94%	(8.97%) to (8.71%)[1]
Lazard Retirement US Small-Mid Cap Equity Portfolio	81,933	15.92 to 16.72	1,351,135	0.95% to 1.65%	0.00%	(3.95%) to (3.30%)
Lord Abbett Developing Growth Portfolio	120,282	23.46 to 23.92	2,857,128	0.95% to 1.65%	0.00%	(9.70%) to (9.08%)
Lord Abbett Series Fund Growth Opportunities Portfolio	74,503	26.78 to 27.71	2,000,511	0.95% to 1.25%	0.00%	1.44% to 1.76%
MFS Mid Cap Value Portfolio	74,991	9.25 to 9.43	705,840	0.95% to 1.65%	0.69%	(8.75%) to (7.02%)[1]
Neuberger Berman Genesis Fund	912,163	49.89 to 60.07	52,866,528	0.95% to 1.65%	0.12%	(1.75%) to (1.05%)
Putnam VT Multi-Cap Growth Fund	230,538	31.92 to 33.16	7,531,978	0.95% to 1.65%	0.50%	(1.97%) to (1.22%)
Rainier Small/Mid Cap Equity Portfolio	436,664	51.25 to 67.94	28,423,564	0.95% to 1.65%	0.00%	(0.52%) to 0.18%
Royce Capital Fund Small Cap Portfolio	935,797	14.81 to 16.57	15,017,017	0.95% to 1.65%	0.77%	(13.24%) to (12.61%)
Templeton Global Bond VIP Fund	237,558	20.61 to 21.49	5,026,846	0.95% to 1.65%	7.74%	(5.93%) to (5.29%)
T. Rowe Price Equity Income Portfolio VIP II	520,343	30.88 to 32.96	16,739,627	0.95% to 1.65%	1.60%	(8.64%) to (7.98%)
T. Rowe Price Small-Cap Stock Fund Advisor Class	200,221	75.72 to 78.98	15,170,742	0.95% to 1.25%	0.00%	(4.67%) to (4.38%)
T. Rowe Price Small-Cap Value Fund Advisor Class	195,641	73.93 to 77.18	14,473,246	0.95% to 1.25%	0.15%	(6.18%) to (5.89%)
T. Rowe Price Prime Reserve Portfolio	6,570,558	0.96 to 1.02	6,542,384	0.95% to 1.65%	0.00%	(2.04%) to (0.97%)
Wells Fargo Advantage VT Discovery Fund	810,832	25.99 to 32.41	25,514,056	0.95% to 1.65%	0.00%	(3.07%) to (1.46%)
Wells Fargo Advantage VT Opportunity Fund	135,878	56.56 to 58.91	7,686,333	0.95% to 1.25%	0.13%	(4.25%) to (3.99%)
Wilshire 5000 Index Portfolio Institutional	825,036	18.32 to 19.16	15,112,834	0.95% to 1.65%	1.48%	(0.87%) to (0.62%)
Wilshire 5000 Index Portfolio Investment	1,597,891	17.33 to 21.85	28,151,136	0.00% to 1.65%	1.34%	(1.59%) to 0.09%
Wilshire Large Co. Growth Portfolio Institutional	283,418	58.23 to 60.90	16,502,370	0.95% to 1.25%	0.00%	5.22% to 5.49%
Wilshire Large Co. Growth Portfolio Investment	498,978	54.97 to 57.42	27,517,065	0.95% to 1.65%	0.00%	4.44% to 5.16%
Wilshire Large Co. Value Portfolio Investment	1,004,587	28.69 to 38.15	36,700,847	0.95% to 1.65%	0.97%	(6.88%) to (6.24%)
Wilshire Small Co. Growth Portfolio Investment	102,933	37.32 to 40.12	3,857,224	0.95% to 1.25%	0.00%	0.97% to 1.29%

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2015

6. FINANCIAL HIGHLIGHTS

Account Division	Units	Accumulated Unit Value Lowest to Highest	Net Assets	Expense Ratio Lowest to Highest *	Investment Income Ratio **	Total Return Lowest to Highest ***
Wilshire Small Co. Value Portfolio Investment	155,040	20.74 to 42.30	6,189,740	0.95% to 1.65%	0.01%	(5.38%) to (3.83%)
Wilshire VIT 2015 ETF Fund	1,860,144	12.43 to 13.28	24,067,245	0.95% to 1.65%	2.05%	(3.57% to (2.92%)
Wilshire VIT 2025 ETF Fund	3,609,887	11.96 to 12.77	44,933,445	0.95% to 1.65%	1.78%	(3.86%) to (3.18%)
Wilshire VIT 2035 ETF Fund	4,470,622	11.49 to 12.26	53,336,974	0.95% to 1.65%	1.73%	(3.77%) to (3.16%)
Wilshire VIT Global Allocation Fund	15,221,923	18.38 to 32.52	407,270,328	0.00% to 1.65%	1.90%	(1.61%) to 0.04%

*	These ratios represent the annualized contract expenses of the active contract owners of the subaccounts in the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

[1]	This fund became available for investment by contract owners of the subaccount on May 1, 2015 and the return is for the period May 1, 2015 to December 31, 2015.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2015

6. FINANCIAL HIGHLIGHTS

For the Year or Period Ended December 31, 2014

Account Division	Units	Accumulated Unit Value Lowest to Highest	Net Assets	Expense Ratio Lowest to Highest *	Investment Income Ratio **	Total Return Lowest to Highest ***
AllianceBernstein VPS Large Cap Growth Portfolio	1,014,305	41.34 to 51.42	42,746,462	0.00% to 1.65%	0.00%	12.00% to 13.84%
AllianceBernstein VPS Small/Mid Cap Value Portfolio	102,109	32.24 to 34.24	3,415,901	0.95% to 1.65%	0.48%	7.18% to 7.91%
AllianceBernstein VPS Small Cap Growth Portfolio	127,520	23.61 to 25.09	3,123,996	0.95% to 1.65%	0.00%	(3.67%) to (3.02%)
American Century Mid Cap Value Fund	73,083	21.65 to 21.93	1,590,877	0.95% to 1.65%	1.24%	14.53% to 15.36%
American Funds IS Blue Chip Growth & Income Fund	113,363	14.88 to 15.02	1,698,982	0.95% to 1.65%	9.23%	9.25% to 10.28%[1]
American Funds IS Growth Fund	22,347	83.63 to 84.28	1,879,387	0.95% to 1.65%	2.80%	7.16% to 8.00%[1]
American Funds IS Managed Risk Asset Allocation Fund	108,525	12.08 to 12.20	1,321,975	0.95% to 1.65%	0.17%	1.26% to 2.26%[1]
American Funds IS New World Fund	29,665	22.63 to 22.83	675,808	0.95% to 1.65%	3.48%	(8.79%) to (7.98%)[1]
Ariel Fund	483,069	85.91 to 119.25	46,492,577	0.00% to 1.65%	0.56%	9.15% to 10.96%
Ariel Appreciation Fund	639,371	89.60 to 119.55	61,854,106	0.00% to 1.65%	0.69%	6.39% to 8.17%
Calvert S&P Mid Cap 400 Index Portfolio	48,107	105.62 to 109.57	5,195,086	0.95% to 1.65%	0.70%	7.23% to 7.97%
Davis Value Portfolio	1,093,234	18.07 to 22.52	19,954,602	0.00% to 1.65%	0.94%	4.33% to 6.08%
Delaware VIP REIT Series	766,256	15.78 to 16.52	12,445,759	0.95% to 1.65%	1.10%	27.05% to 27.96%
Delaware VIP Smid Cap Growth Series	190,665	36.99 to 38.63	7,160,709	0.95% to 1.65%	0.00%	1.20% to 1.90%
Delaware VIP U.S. Growth Series	139,504	14.56 to 14.81	2,051,141	0.95% to 1.65%	0.01%	10.64% to 11.44%
Dreyfus Mid Cap Stock Portfolio	35,347	34.71 to 35.80	1,227,574	0.95% to 1.25%	0.80%	10.40% to 10.70%
Dreyfus Small Cap Stock Index Portfolio	193,932	18.40 to 26.36	5,033,674	0.95% to 1.65%	0.52%	3.41% to 5.12%
Fidelity VIP Emerging Markets Portfolio	615,042	8.77 to 9.05	5,510,487	0.95% to 1.65%	0.14%	(0.57%) to 0.11%
Fidelity VIP Growth Portfolio	1,369,969	56.25 to 73.54	80,814,236	0.00% to 1.65%	0.00%	9.22% to 11.00%
Fidelity VIP Growth & Income Portfolio	1,336,708	22.95 to 30.35	34,096,941	0.00% to 1.65%	1.57%	8.46% to 10.20%
Fidelity VIP High Income Portfolio	1,040,549	9.24 to 18.62	15,941,617	0.00% to 1.65%	5.99%	(0.75%) to 0.92%
Fidelity VIP Index 500 Portfolio	444,197	206.02 to 292.24	108,957,873	0.00% to 1.65%	1.48%	11.45% to 13.29%
Fidelity VIP Investment Grade Bond Portfolio	1,484,682	12.51 to 25.38	31,407,071	0.00% to 1.65%	2.03%	3.92% to 5.62%
Fidelity VIP Mid Cap Portfolio	1,204,194	54.86 to 74.33	75,266,584	0.00% to 1.65%	0.02%	4.32% to 6.03%
Fidelity VIP Overseas Portfolio	2,066,092	18.55 to 32.91	54,703,388	0.00% to 1.65%	1.14%	(9.81%) to (8.30%)
Goldman Sachs VIT Mid Cap Value Fund	76,188	21.40 to 22.55	1,697,412	0.95% to 1.65%	0.89%	11.52% to 12.24%
Goldman Sachs VIT Small Cap Equity Insights Fund	126,875	20.49 to 24.61	3,030,864	0.95% to 1.65%	0.75%	5.18% to 5.94%
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	556,513	11.75 to 12.02	6,634,045	0.95% to 1.65%	1.27%	2.80% to 3.53%
Ibbotson Balanced ETF Asset Allocation Portfolio	1,696,315	12.38 to 12.74	21,347,585	0.95% to 1.65%	1.38%	2.82% to 3.58%
Ibbotson Conservative ETF Asset Allocation Portfolio	274,010	11.98 to 12.26	3,337,989	0.95% to 1.65%	1.17%	1.10% to 1.57%
Ibbotson Growth ETF Asset Allocation Portfolio	1,360,343	12.13 to 12.40	16,745,206	0.95% to 1.65%	1.22%	2.88% to 3.51%
Ibbotson Income & Growth ETF Asset Allocation Portfolio	577,077	12.14 to 12.44	7,140,509	0.95% to 1.65%	1.38%	1.34% to 2.22%
JPMorgan Insurance Trust U.S. Equity Portfolio	961,663	26.45 to 28.34	25,444,679	0.00% to 1.65%	0.89%	10.61% to 13.91%
Lazard Retirement US Small-Mid Cap Equity Portfolio	64,465	16.55 to 17.29	1,101,722	0.95% to 1.65%	0.00%	9.22% to 9.99%
Lord Abbett Developing Growth Portfolio	52,198	25.98 to 26.31	1,366,840	0.95% to 1.65%	0.00%	2.00% to 2.73%
Lord Abbett Series Fund Growth Opportunities Portfolio	77,644	26.40 to 27.23	2,054,890	0.95% to 1.25%	0.00%	4.76% to 5.05%
Neuberger Berman Genesis Fund	964,526	50.78 to 70.71	56,658,641	0.00% to 1.65%	0.12%	(2.20%) to (0.58%)
Putnam VT Multi-Cap Growth Fund	244,417	32.56 to 34.93	8,108,108	0.00% to 1.65%	0.31%	11.58% to 13.48%
Rainier Small/Mid Cap Equity Portfolio	455,896	51.52 to 78.71	29,696,458	0.00% to 1.65%	0.00%	2.90% to 4.58%
Royce Capital Fund Small Cap Portfolio	925,373	17.07 to 18.96	17,042,012	0.95% to 1.65%	0.13%	1.55% to 2.27%
Templeton Global Bond VIP Fund	195,965	21.91 to 22.69	4,386,429	0.95% to 1.65%	4.72%	0.05% to 0.75%
T. Rowe Price Equity Income Portfolio VIP II	531,000	33.80 to 35.82	18,617,256	0.95% to 1.65%	1.52%	5.36% to 6.10%
T. Rowe Price Small-Cap Stock Fund Advisor Class	219,463	79.43 to 96.13	17,444,826	0.00% to 1.25%	0.00%	5.29% to 6.61%
T. Rowe Price Small-Cap Value Fund Advisor Class	212,547	78.80 to 95.29	16,758,743	0.00% to 1.25%	0.32%	(1.39%) to (0.16%)
T. Rowe Price Prime Reserve Portfolio	6,537,383	0.97 to 1.03	6,589,768	0.95% to 1.65%	0.00%	(2.02%) to (0.96%)
Wells Fargo Advantage VT Discovery Fund	760,938	30.71 to 36.32	24,609,108	0.00% to 1.65%	0.00%	(1.28%) to 0.36%
Wells Fargo Advantage VT Opportunity Fund	145,529	59.09 to 71.96	8,601,862	0.00% to 1.25%	0.06%	9.06% to 10.44%
Wilshire 5000 Index Portfolio Institutional	935,638	18.48 to 22.62	17,293,256	0.00% to 1.25%	1.41%	11.19% to 12.65%
Wilshire 5000 Index Portfolio Investment	1,650,138	17.61 to 21.83	29,390,111	0.00% to 1.65%	1.28%	10.55% to 12.35%
Wilshire Large Co. Growth Portfolio Institutional	316,101	55.34 to 65.69	17,495,931	0.00% to 1.25%	0.01%	6.98% to 8.38%
Wilshire Large Co. Growth Portfolio Investment	522,268	52.43 to 63.71	27,463,304	0.00% to 1.65%	0.00%	6.20% to 7.96%
Wilshire Large Co. Value Portfolio Investment	1,046,759	30.81 to 48.19	40,902,804	0.00% to 1.65%	1.07%	8.95% to 10.76%
Wilshire Small Co. Growth Portfolio Investment	109,477	36.96 to 45.58	4,061,230	0.00% to 1.25%	0.00%	2.18% to 3.45%
Wilshire Small Co. Value Portfolio Investment	163,020	22.86 to 51.95	6,856,348	0.00% to 1.65%	0.00%	4.45% to 6.17%
Wilshire VIT 2015 ETF Fund	2,112,807	12.89 to 13.68	28,249,888	0.95% to 1.65%	1.67%	3.04% to 3.79%
Wilshire VIT 2025 ETF Fund	3,551,690	12.44 to 13.19	45,808,141	0.95% to 1.65%	1.30%	3.41% to 4.10%
Wilshire VIT 2035 ETF Fund	4,216,349	11.94 to 12.66	52,075,673	0.95% to 1.65%	1.25%	3.65% to 4.46%
Wilshire VIT Global Allocation Fund	16,617,394	19.76 to 32.53	450,426,885	0.00% to 1.65%	0.98%	0.54% to 2.23%

*	These ratios represent the annualized contract expenses of the active contract owners of the subaccounts in the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

[1]	This fund became available for investment by contract owners of the subaccount on May 1, 2014 and the return is for the period May 1, 2014 to December 31, 2014.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2015

6. FINANCIAL HIGHLIGHTS

For the Year or Period Ended December 31, 2013

Account Division	Units	Accumulated Unit Value Lowest to Highest	Net Assets	Expense Ratio Lowest to Highest *	Investment Income Ratio **	Total Return Lowest to Highest ***
AllianceBernstein VPS Large Cap Growth Portfolio	1,081,082	36.91 to 45.17	40,528,143	0.00% to 1.65%	0.00%	34.81% to 37.00%
AllianceBernstein VPS Small/Mid Cap Value Portfolio	105,391	30.08 to 31.73	3,276,831	0.95% to 1.65%	0.43%	35.43% to 36.36%
AllianceBernstein VPS Small Cap Growth Portfolio	131,756	24.51 to 25.87	3,336,603	0.95% to 1.65%	0.00%	43.00% to 44.04%
American Century Mid Cap Value Fund	37,043	18.88 to 19.02	700,975	0.95% to 1.65%	1.54%	28.10% to 28.88%
Ariel Fund	516,900	78.71 to 107.47	45,401,754	0.00% to 1.65%	0.63%	42.38% to 44.68%
Ariel Appreciation Fund	683,510	84.22 to 110.52	61,903,708	0.00% to 1.65%	0.86%	43.89% to 46.19%
Calvert S&P Mid Cap 400 Index Portfolio	35,529	98.50 to 101.48	3,561,526	0.95% to 1.65%	0.62%	30.36% to 31.25%
Davis Value Portfolio	1,116,542	17.32 to 21.23	19,462,053	0.00% to 1.65%	0.89%	31.31% to 33.44%
Delaware VIP REIT Series	661,922	12.42 to 12.91	8,427,946	0.95% to 1.65%	1.35%	0.24% to 0.94%
Delaware VIP Smid Cap Growth Series	184,770	36.55 to 37.91	6,829,705	0.95% to 1.65%	0.00%	38.71% to 39.68%
Delaware VIP U.S. Growth Series	83,585	13.16 to 13.29	1,105,396	0.95% to 1.65%	0.08%	32.13% to 33.17%
Dreyfus Mid Cap Stock Portfolio	39,682	31.44 to 32.34	1,249,020	0.95% to 1.25%	1.14%	33.05% to 33.47%
Dreyfus Small Cap Stock Index Portfolio	145,793	24.32 to 25.31	3,647,385	0.95% to 1.65%	0.83%	38.50% to 39.45%
Fidelity VIP Emerging Markets Portfolio	570,984	8.82 to 9.04	5,120,321	0.95% to 1.65%	0.69%	2.08% to 2.73%
Fidelity VIP Growth Portfolio	1,394,093	51.50 to 66.25	74,989,410	0.00% to 1.65%	0.05%	33.84% to 36.01%
Fidelity VIP Growth & Income Portfolio	1,340,025	21.16 to 27.54	31,395,822	0.00% to 1.65%	1.74%	31.10% to 33.30%
Fidelity VIP High Income Portfolio	999,089	9.31 to 18.45	15,184,926	0.00% to 1.65%	6.12%	4.02% to 5.67%
Fidelity VIP Index 500 Portfolio	439,582	209.89 to 257.99	96,349,163	0.00% to 1.65%	1.74%	29.81% to 31.90%
Fidelity VIP Investment Grade Bond Portfolio	1,471,660	15.32 to 24.03	29,839,225	0.00% to 1.65%	2.20%	(3.65%) to (2.08%)
Fidelity VIP Mid Cap Portfolio	1,213,325	52.59 to 70.10	72,409,841	0.00% to 1.65%	0.28%	33.68% to 35.85%
Fidelity VIP Overseas Portfolio	1,972,925	20.47 to 35.89	57,672,320	0.00% to 1.65%	1.12%	28.13% to 30.18%
Goldman Sachs VIT Mid Cap Value Fund	56,463	19.19 to 20.09	1,123,501	0.95% to 1.65%	0.86%	30.28% to 31.31%
Goldman Sachs VIT Structured Small Cap Equity Fund	131,890	19.48 to 23.23	2,982,152	0.95% to 1.65%	1.01%	33.42% to 34.36%
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	287,394	11.43 to 11.61	3,320,047	0.95% to 1.65%	1.48%	16.28% to 17.04%
Ibbotson Balanced ETF Asset Allocation Portfolio	1,100,102	12.04 to 12.30	13,401,478	0.95% to 1.65%	1.93%	10.05% to 10.81%
Ibbotson Conservative ETF Asset Allocation Portfolio	196,943	11.84 to 12.07	2,361,967	0.95% to 1.65%	1.86%	0.94% to 1.60%
Ibbotson Growth ETF Asset Allocation Portfolio	887,824	11.79 to 11.98	10,578,488	0.95% to 1.65%	1.60%	14.69% to 15.53%
Ibbotson Income & Growth ETF Asset Allocation Portfolio	407,864	11.98 to 12.17	4,945,314	0.95% to 1.65%	2.14%	5.64% to 6.29%
JPMorgan Insurance Trust U.S. Equity Portfolio	1,005,896	23.51 to 24.88	23,654,115	0.00% to 1.25%	1.27%	34.57% to 36.18%
Lazard Retirement US Small-Mid Cap Equity Portfolio	50,515	15.12 to 15.72	787,174	0.95% to 1.65%	0.00%	33.07% to 34.02%
Lord Abbett Developing Growth Portfolio	25,004	25.47 to 25.61	638,856	0.95% to 1.65%	0.00%	40.18% to 40.95%[1]
Lord Abbett Series Fund Growth Opportunities Portfolio	82,312	25.20 to 25.92	2,078,833	0.95% to 1.25%	0.00%	35.41% to 35.78%
Neuberger Berman Genesis Fund	975,393	51.92 to 71.12	58,355,781	0.00% to 1.65%	0.16%	34.33% to 36.48%
Putnam VT Multi-Cap Growth Fund	262,513	29.18 to 30.78	7,768,002	0.00% to 1.65%	0.49%	34.28% to 36.44%
Rainier Small/Mid Cap Equity Portfolio	471,985	50.07 to 75.26	29,755,657	0.00% to 1.65%	0.00%	31.18% to 33.30%
Royce Capital Fund Small Cap Portfolio	915,442	16.81 to 18.54	16,531,981	0.95% to 1.65%	1.11%	32.57% to 33.48%
Templeton Global Bond VIP Fund	158,854	21.90 to 22.52	3,536,352	0.95% to 1.65%	4.60%	(0.14%) to 0.58%
T. Rowe Price Equity Income Portfolio VIP II	519,812	32.08 to 33.76	17,221,860	0.95% to 1.65%	1.34%	27.35% to 28.22%
T. Rowe Price Small-Cap Stock Fund Advisor Class	234,618	75.44 to 90.17	17,711,829	0.00% to 1.25%	0.00%	35.59% to 37.22%
T. Rowe Price Small-Cap Value Fund Advisor Class	231,637	79.91 to 95.44	18,521,501	0.00% to 1.25%	0.02%	30.81% to 32.39%
T. Rowe Price Prime Reserve Portfolio	6,765,399	0.99 to 1.04	6,900,872	0.95% to 1.65%	0.00%	(1.96%) to (0.95%)
Wells Fargo Advantage VT Discovery Fund	754,423	32.00 to 36.19	24,631,288	0.00% to 1.65%	0.01%	41.53% to 43.80%
Wells Fargo Advantage VT Opportunity Fund	163,054	54.18 to 65.16	8,836,796	0.00% to 1.25%	0.20%	29.09% to 30.69%
Wilshire 5000 Index Portfolio Institutional	1,024,139	16.62 to 20.08	17,020,323	0.00% to 1.25%	1.51%	30.87% to 32.45%
Wilshire 5000 Index Portfolio Investment	1,653,775	15.93 to 19.43	26,528,673	0.00% to 1.65%	1.39%	30.04% to 32.09%
Wilshire Large Co. Growth Portfolio Institutional	346,651	51.73 to 60.61	17,933,921	0.00% to 1.25%	0.18%	29.03% to 30.57%
Wilshire Large Co. Growth Portfolio Investment	533,240	49.16 to 59.01	26,294,114	0.00% to 1.65%	0.00%	28.16% to 30.21%
Wilshire Large Co. Value Portfolio Investment	1,117,597	28.28 to 43.51	39,932,562	0.00% to 1.65%	0.71%	34.41% to 36.52%
Wilshire Small Co. Growth Portfolio Investment	112,196	36.17 to 44.06	4,075,210	0.00% to 1.25%	0.00%	39.54% to 41.22%
Wilshire Small Co. Value Portfolio Investment	159,963	24.33 to 48.93	6,447,176	0.00% to 1.65%	0.01%	41.52% to 43.79%
Wilshire VIT 2015 ETF Fund	2,139,673	12.51 to 13.18	27,611,617	0.95% to 1.65%	1.87%	8.69% to 9.38%
Wilshire VIT 2025 ETF Fund	3,237,885	12.03 to 12.67	40,224,139	0.95% to 1.65%	1.88%	10.47% to 11.14%
Wilshire VIT 2035 ETF Fund	3,778,430	11.52 to 12.12	44,843,585	0.95% to 1.65%	1.96%	13.16% to 13.91%
Wilshire VIT Balanced Fund	5,635,274	19.42 to 31.82	151,969,693	0.00% to 1.65%	1.64%	16.41% to 18.33%
Wilshire VIT Equity Fund	6,015,038	25.60 to 34.35	175,980,467	0.00% to 1.65%	1.47%	28.31% to 30.36%
Wilshire VIT Income Fund	1,209,633	11.62 to 25.80	26,139,684	0.00% to 1.65%	2.27%	(3.75%) to (2.16%)
Wilshire VIT International Equity Fund	2,298,025	14.51 to 17.10	33,399,354	0.00% to 1.65%	0.79%	11.29% to 13.17%
Wilshire VIT Small Cap Growth Fund	2,213,429	18.14 to 21.39	40,180,550	0.00% to 1.65%	0.00%	38.11% to 40.26%
Wilshire VIT Socially Responsible Fund	2,466,813	20.00 to 25.74	53,954,455	0.00% to 1.65%	1.06%	26.98% to 29.02%

*	These ratios represent the annualized contract expenses of the active contract owners of the subaccounts in the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

[1]	This fund became available for investment by contract owners of the subaccount on May 1, 2013 and the return is for the period May 1, 2013 to December 31, 2013.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2015

6. FINANCIAL HIGHLIGHTS

For the Year or Period Ended December 31, 2012

Account Division	Units	Accumulated Unit Value Lowest to Highest	Net Assets	Expense Ratio Lowest to Highest *	Investment Income Ratio **	Total Return Lowest to Highest ***
AllianceBernstein VPS Large Cap Growth Portfolio	1,147,865	27.38 to 32.97	31,797,365	0.00% to 1.65%	0.03%	14.85% to 16.71%
AllianceBernstein VPS Small/Mid Cap Value Portfolio	115,564	22.21 to 23.27	2,642,441	0.95% to 1.65%	0.30%	16.59% to 17.41%
AllianceBernstein VPS Small Cap Growth Portfolio	143,150	17.14 to 17.96	2,523,608	0.95% to 1.65%	0.00%	12.91% to 13.67%
American Century Mid Cap Value Fund	8,998	14.71 to 14.77	132,419	0.95% to 1.65%	2.30%	5.52% to 5.95%[1]
Ariel Fund	557,070	55.28 to 74.28	34,235,355	0.00% to 1.65%	0.99%	18.40% to 20.33%
Ariel Appreciation Fund	743,124	58.53 to 75.60	46,594,047	0.00% to 1.65%	0.83%	17.44% to 19.34%
Calvert S&P Mid Cap 400 Index Portfolio	16,121	75.56 to 77.50	1,234,400	0.95% to 1.65%	0.81%	15.11% to 15.92%
Davis Value Portfolio	1,155,918	13.17 to 15.91	15,289,827	0.00% to 1.65%	1.71%	11.21% to 13.08%
Delaware VIP REIT Series	523,860	12.39 to 12.79	6,623,274	0.95% to 1.65%	1.28%	14.83% to 15.54%
Delaware VIP Smid Cap Growth Series	188,002	26.35 to 27.14	4,989,948	0.95% to 1.65%	0.01%	8.97% to 9.70%
Delaware VIP U.S. Growth Series	22,120	9.95 to 9.98	220,188	0.95% to 1.65%	0.00%	0.00% to 0.30%[1]
Dreyfus Mid Cap Stock Portfolio	42,034	23.63 to 24.23	995,039	0.95% to 1.25%	0.21%	17.91% to 18.25%
Dreyfus Small Cap Stock Index Portfolio	80,259	17.56 to 18.15	1,443,443	0.95% to 1.65%	0.40%	13.88% to 14.66%
Fidelity VIP Emerging Markets Portfolio	417,625	8.64 to 8.80	3,654,889	0.95% to 1.65%	1.04%	12.21% to 13.11%
Fidelity VIP Growth Portfolio	1,425,315	38.48 to 48.71	57,050,843	0.00% to 1.65%	0.38%	12.58% to 14.42%
Fidelity VIP Growth & Income Portfolio	1,314,512	16.14 to 20.66	23,398,080	0.00% to 1.65%	2.13%	16.37% to 18.26%
Fidelity VIP High Income Portfolio	887,739	8.95 to 17.46	13,050,487	0.00% to 1.65%	6.28%	12.16% to 13.97%
Fidelity VIP Index 500 Portfolio	432,852	161.69 to 195.59	72,807,905	0.00% to 1.65%	1.96%	13.79% to 15.63%
Fidelity VIP Investment Grade Bond Portfolio	1,433,820	15.90 to 24.54	30,179,644	0.00% to 1.65%	2.22%	3.92% to 5.59%
Fidelity VIP Mid Cap Portfolio	1,248,087	39.34 to 51.60	55,479,818	0.00% to 1.65%	0.41%	12.75% to 14.56%
Fidelity VIP Overseas Portfolio	1,939,653	15.95 to 27.57	44,097,362	0.00% to 1.65%	1.81%	18.42% to 20.38%
Goldman Sachs VIT Mid Cap Value Fund	18,778	14.73 to 15.30	285,084	0.95% to 1.65%	1.13%	15.71% to 17.06%
Goldman Sachs VIT Structured Small Cap Equity Fund	137,468	14.60 to 17.29	2,319,216	0.95% to 1.65%	1.22%	11.03% to 11.76%
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	123,719	9.82 to 9.92	1,224,409	0.95% to 1.65%	8.03%	12.23% to 13.11%
Ibbotson Balanced ETF Asset Allocation Portfolio	403,490	10.94 to 11.10	4,446,148	0.95% to 1.65%	4.77%	9.07% to 10.23%
Ibbotson Conservative ETF Asset Allocation Portfolio	73,878	11.72 to 11.88	874,821	0.95% to 1.65%	9.87%	3.17% to 4.21%
Ibbotson Growth ETF Asset Allocation Portfolio	343,135	10.27 to 10.37	3,549,687	0.95% to 1.65%	0.29%	11.03% to 11.87%
Ibbotson Income & Growth ETF Asset Allocation Portfolio	130,406	11.33 to 11.45	1,490,228	0.95% to 1.65%	6.61%	5.79% to 6.81%
JPMorgan Insurance Trust U.S. Equity Portfolio	1,084,208	17.47 to 18.27	18,947,445	0.00% to 1.25%	1.54%	16.23% to 17.64%
Lazard Retirement US Small-Mid Cap Equity Portfolio	40,742	11.37 to 11.73	474,799	0.95% to 1.65%	0.00%	8.08% to 9.22%
Lord Abbett Series Fund Growth Opportunities Portfolio	90,636	18.61 to 19.09	1,690,108	0.95% to 1.25%	0.00%	12.72% to 13.09%
Neuberger Berman Genesis Fund	1,001,067	38.65 to 52.11	44,413,680	0.00% to 1.65%	0.31%	7.75% to 9.54%
Putnam VT Multi-Cap Growth Fund	278,025	21.73 to 22.56	6,102,822	0.00% to 1.65%	0.25%	14.79% to 16.77%
Rainier Small/Mid Cap Equity Portfolio	493,169	38.17 to 56.46	23,622,586	0.00% to 1.65%	0.00%	12.10% to 13.90%
Royce Capital Fund Small Cap Portfolio	911,813	12.68 to 13.89	12,367,833	0.95% to 1.65%	0.11%	10.74% to 11.48%
Templeton Global Bond VIP Fund	107,488	21.93 to 22.39	2,384,231	0.95% to 1.65%	6.12%	13.16% to 13.89%
T. Rowe Price Equity Income Portfolio VIP II	476,110	25.19 to 26.33	12,336,517	0.95% to 1.65%	1.96%	15.08% to 15.84%
T. Rowe Price Small-Cap Stock Fund Advisor Class	256,957	55.64 to 65.71	14,308,262	0.00% to 1.25%	0.14%	16.30% to 17.74%
T. Rowe Price Small-Cap Value Fund Advisor Class	251,574	61.09 to 72.09	15,377,906	0.00% to 1.25%	1.18%	16.05% to 17.49%
T. Rowe Price Prime Reserve Portfolio	7,766,986	1.00 to 1.05	8,018,927	0.95% to 1.65%	0.00%	(1.96%) to (0.94%)
Wells Fargo Advantage VT Discovery Fund	734,256	22.61 to 25.17	16,871,097	0.00% to 1.65%	0.00%	15.83% to 17.78%
Wells Fargo Advantage VT Opportunity Fund	180,216	41.97 to 49.86	7,565,870	0.00% to 1.25%	0.10%	14.11% to 15.50%
Wilshire 5000 Index Portfolio Institutional	1,156,399	12.70 to 15.16	14,684,800	0.00% to 1.25%	1.62%	14.21% to 15.55%
Wilshire 5000 Index Portfolio Investment	1,628,536	12.25 to 14.71	20,016,647	0.00% to 1.65%	1.49%	13.53% to 15.37%
Wilshire Large Co. Growth Portfolio Institutional	389,935	40.09 to 46.42	15,636,091	0.00% to 1.25%	0.48%	12.64% to 14.05%
Wilshire Large Co. Growth Portfolio Investment	546,227	38.22 to 45.32	20,937,317	0.00% to 1.65%	0.21%	11.89% to 13.73%
Wilshire Large Co. Value Portfolio Investment	1,148,505	21.04 to 31.87	30,414,573	0.00% to 1.65%	1.03%	14.04% to 15.93%
Wilshire Small Co. Growth Portfolio Investment	121,613	25.92 to 31.20	3,164,958	0.00% to 1.25%	0.00%	12.21% to 13.58%
Wilshire Small Co. Value Portfolio Investment	160,920	17.40 to 34.03	4,577,713	0.00% to 1.65%	1.32%	15.28% to 17.22%
Wilshire VIT 2015 ETF Fund	2,151,448	11.51 to 12.05	25,471,889	0.95% to 1.65%	2.36%	10.67% to 11.47%
Wilshire VIT 2025 ETF Fund	2,902,218	10.89 to 11.40	32,517,334	0.95% to 1.65%	1.99%	10.90% to 11.76%
Wilshire VIT 2035 ETF Fund	3,166,403	10.18 to 10.64	33,086,972	0.95% to 1.65%	1.83%	12.24% to 12.95%
Wilshire VIT Balanced Fund	6,190,566	16.68 to 26.89	142,844,897	0.00% to 1.65%	3.49%	10.36% to 12.11%
Wilshire VIT Equity Fund	6,678,204	19.91 to 26.35	151,703,285	0.00% to 1.65%	0.84%	12.79% to 14.66%
Wilshire VIT Income Fund	1,237,575	12.16 to 26.37	27,695,520	0.00% to 1.65%	2.97%	5.68% to 7.41%
Wilshire VIT International Equity Fund	2,405,726	12.99 to 15.11	31,284,728	0.00% to 1.65%	2.25%	16.43% to 18.32%
Wilshire VIT Small Cap Growth Fund	2,419,541	13.09 to 15.25	31,689,043	0.00% to 1.65%	0.00%	5.04% to 6.79%
Wilshire VIT Socially Responsible Fund	2,715,148	15.75 to 19.95	46,600,519	0.00% to 1.65%	0.87%	13.72% to 15.59%

*	These ratios represent the annualized contract expenses of the active contract owners of the subaccounts in the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

[1]	This fund became available for investment by contract owners of the subaccount on May 1, 2012 and the return is for the period May 1, 2012 to December 31, 2012.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2015

6. FINANCIAL HIGHLIGHTS

For the Year or Period Ended December 31, 2011

Account Division	Units	Accumulated Unit Value Lowest to Highest	Net Assets	Expense Ratio Lowest to Highest *	Investment Income Ratio **	Total Return Lowest to Highest ***
AllianceBernstein VPS Large Cap Growth Portfolio	1,196,220	23.84 to 28.25	28,744,096	0.00% to 1.65%	0.09%	(5.28%) to (3.48%)
AllianceBernstein VPS Small/Mid Cap Value Portfolio	124,853	19.05 to 19.82	2,439,422	0.95% to 1.65%	0.26%	(10.10%) to (9.46%)
AllianceBernstein VPS Small Cap Growth Portfolio	128,972	15.18 to 15.80	2,006,269	0.95% to 1.65%	0.00%	2.57% to 3.20%
Ariel Fund	593,762	46.69 to 61.73	30,703,696	0.00% to 1.65%	0.19%	(12.76%) to (11.35%)
Ariel Appreciation Fund	814,231	49.84 to 63.35	43,304,230	0.00% to 1.65%	0.37%	(8.82%) to (7.34%)
Calvert S&P Mid Cap 400 Index Portfolio	8,394	65.64 to 67.19	555,632	0.95% to 1.65%	0.62%	(3.74%) to (3.34%)
Davis Value Portfolio	1,185,671	11.79 to 14.07	14,033,381	0.00% to 1.65%	0.88%	(5.65%) to (4.16%)
Delaware VIP REIT Series	417,985	10.79 to 11.07	4,586,718	0.95% to 1.65%	1.25%	8.88% to 9.60%
Delaware VIP Smid Cap Growth Series	185,686	24.18 to 24.74	4,508,213	0.95% to 1.65%	0.80%	6.19% to 6.91%
Dreyfus Mid Cap Stock Portfolio	42,690	20.04 to 20.49	856,383	0.95% to 1.25%	0.39%	(1.04%) to (0.73%)
Dreyfus Small Cap Stock Index Portfolio	61,367	15.42 to 15.83	964,368	0.95% to 1.65%	0.51%	(1.03%) to (0.38%)
Fidelity VIP Emerging Markets Portfolio	265,167	7.70 to 7.78	2,058,120	0.95% to 1.65%	1.10%	(22.54%) to (22.04%)
Fidelity VIP Growth Portfolio	1,465,427	34.18 to 42.57	51,892,849	0.00% to 1.65%	0.13%	(1.61%) to (0.95%)
Fidelity VIP Growth & Income Portfolio	1,335,183	13.87 to 17.47	20,341,865	0.00% to 1.65%	1.58%	(0.22%) to 1.33%
Fidelity VIP High Income Portfolio	814,624	7.98 to 15.32	10,688,935	0.00% to 1.65%	7.29%	2.05% to 3.72%
Fidelity VIP Index 500 Portfolio	441,782	142.10 to 169.15	65,041,562	0.00% to 1.65%	1.76%	0.18% to 1.79%
Fidelity VIP Investment Grade Bond Portfolio	1,367,838	15.30 to 23.24	27,601,116	0.00% to 1.65%	3.11%	5.30% to 7.05%
Fidelity VIP Mid Cap Portfolio	1,287,325	34.89 to 45.04	50,558,865	0.00% to 1.65%	0.02%	(12.27%) to (10.85%)
Fidelity VIP Overseas Portfolio	1,919,505	13.52 to 22.91	36,693,228	0.00% to 1.65%	1.26%	(18.64%) to (17.29%)
Goldman Sachs VIT Mid Cap Value Fund	17,734	12.73 to 13.07	230,465	0.95% to 1.65%	0.93%	(8.81%) to (7.44%)
Goldman Sachs VIT Structured Small Cap Equity Fund	140,840	13.15 to 15.47	2,130,446	0.95% to 1.65%	0.83%	(0.90%) to (0.19%)
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	3,409	8.75 to 8.77	29,883	0.95% to 1.65%	8.03%	10.90% to 11.15%[1]
Ibbotson Balanced ETF Asset Allocation Portfolio	4,524	10.03 to 10.07	45,463	0.95% to 1.65%	4.77%	7.73% to 8.16%[1]
Ibbotson Conservative ETF Asset Allocation Portfolio	12,812	11.36 to 11.40	145,967	0.95% to 1.65%	9.87%	2.62% to 2.98%[1]
Ibbotson Growth ETF Asset Allocation Portfolio	20,976	9.25 to 9.27	194,456	0.95% to 1.65%	0.29%	9.73% to 9.96%[1]
Ibbotson Income & Growth ETF Asset Allocation Portfolio	3,389	10.70 to 10.72	36,336	0.95% to 1.65%	6.61%	5.00% to 5.20%[1]
JPMorgan Insurance Trust U.S. Equity Portfolio	1,170,011	15.03 to 15.53	17,592,562	0.00% to 1.25%	1.22%	(3.09%) to (1.83%)
Lazard Retirement US Small-Mid Cap Equity Portfolio	41,652	10.52 to 10.74	445,469	0.95% to 1.65%	0.00%	(10.92%) to (9.90%)
Lord Abbett Series Fund Growth Opportunities Portfolio	95,894	16.51 to 16.88	1,585,941	0.95% to 1.25%	0.00%	(11.14%) to (10.88%)
Neuberger Berman Genesis Fund	1,023,948	35.87 to 47.57	41,980,973	0.00% to 1.65%	1.68%	2.69% to 4.32%
Putnam VT Multi-Cap Growth Fund	299,072	18.93 to 19.32	5,691,176	0.00% to 1.65%	0.27%	(6.61%) to (5.06%)
Rainier Small/Mid Cap Equity Portfolio	508,905	34.05 to 49.57	21,658,615	0.00% to 1.65%	0.00%	(4.06%) to (2.50%)
Royce Capital Fund Small Cap Portfolio	894,258	11.45 to 12.46	10,914,966	0.95% to 1.65%	0.35%	(4.82%) to (4.15%)
Templeton Global Bond VIP Fund	70,573	19.38 to 19.66	1,377,463	0.95% to 1.65%	5.03%	(2.52%) to (1.85%)
T. Rowe Price Equity Income Portfolio VIP II	432,320	21.89 to 22.73	9,693,355	0.95% to 1.65%	1.58%	(2.62%) to (1.94%)
T. Rowe Price Small-Cap Stock Fund Advisor Class	282,454	47.84 to 55.81	13,521,069	0.00% to 1.25%	0.00%	(1.54%) to (0.34%)
T. Rowe Price Small-Cap Value Fund Advisor Class	274,355	52.64 to 61.36	14,450,646	0.00% to 1.25%	0.45%	(2.07%) to (0.87%)
T. Rowe Price Prime Reserve Portfolio	7,655,537	1.02 to 1.06	8,002,187	0.95% to 1.65%	0.00%	(1.92%) to (0.93%)
Wells Fargo Advantage VT Discovery Fund	750,450	19.52 to 21.37	14,818,162	0.00% to 1.65%	0.00%	(1.16%) to 0.42%
Wells Fargo Advantage VT Opportunity Fund	196,395	36.78 to 43.17	7,224,840	0.00% to 1.25%	0.14%	(6.65%) to (5.54%)
Wilshire 5000 Index Portfolio Institutional	1,317,523	11.12 to 13.12	14,657,785	0.00% to 1.25%	1.44%	(0.80%) to 0.46%
Wilshire 5000 Index Portfolio Investment	1,603,077	10.75 to 12.75	17,295,674	0.00% to 1.65%	1.30%	(1.37%) to 0.24%
Wilshire Large Co. Growth Portfolio Institutional	447,188	35.59 to 40.70	15,916,927	0.00% to 1.25%	0.00%	(2.25%) to (1.05%)
Wilshire Large Co. Growth Portfolio Investment	562,084	34.02 to 39.85	19,175,824	0.00% to 1.65%	0.00%	(2.96%) to (1.41%)
Wilshire Large Co. Value Portfolio Investment	1,200,075	18.45 to 27.49	27,754,195	0.00% to 1.65%	0.80%	(4.90%) to (3.37%)
Wilshire Small Co. Growth Portfolio Investment	128,729	23.10 to 27.47	2,985,457	0.00% to 1.25%	0.00%	(1.53%) to (0.29%)
Wilshire Small Co. Value Portfolio Investment	172,458	17.34 to 29.03	4,236,561	0.00% to 1.65%	0.42%	(9.02%) to (7.54%)
Wilshire VIT 2015 ETF Fund	2,062,833	10.40 to 10.81	21,974,505	0.95% to 1.65%	1.52%	(0.10%) to 0.56%
Wilshire VIT 2025 ETF Fund	2,516,309	9.82 to 10.20	25,309,591	0.95% to 1.65%	1.27%	(1.31%) to (0.68%)
Wilshire VIT 2035 ETF Fund	2,654,509	9.07 to 9.42	24,609,505	0.95% to 1.65%	1.16%	(3.20%) to (2.48%)
Wilshire VIT Balanced Fund	6,980,650	15.42 to 23.99	145,499,412	0.00% to 1.65%	2.77%	(2.25%) to (0.65%)
Wilshire VIT Equity Fund	7,426,642	17.51 to 22.98	148,886,178	0.00% to 1.65%	1.34%	(4.40%) to (2.87%)
Wilshire VIT Income Fund	1,263,441	11.68 to 24.55	26,663,386	0.00% to 1.65%	4.04%	5.14% to 6.92%
Wilshire VIT International Equity Fund	2,578,523	11.11 to 12.77	28,682,328	0.00% to 1.65%	1.13%	(15.08%) to (13.77%)
Wilshire VIT Small Cap Growth Fund	2,633,373	12.41 to 14.28	32,694,155	0.00% to 1.65%	0.00%	(2.14%) to (0.56%)
Wilshire VIT Socially Responsible Fund	3,006,932	13.85 to 17.26	45,187,070	0.00% to 1.65%	0.78%	(3.01%) to (1.43%)

*	These ratios represent the annualized contract expenses of the active contract owners of the subaccounts in the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

[1]	This fund became available for investment by contract owners of the subaccount on October 1, 2011 and the return is for the period October 1, 2011 to December 31, 2011.

HORACE MANN LIFE INSURANCE COMPANY Statutory Financial Statements and Schedules December 31, 2015 and 2014 (With Independent Auditors’ Report Thereon)

KPMG LLP Aon Center Suite 5500 200 East Randolph Drive Chicago, IL 60601-6436

Independent Auditors’ Report

The Audit Committee of the Board of Directors

Horace Mann Life Insurance Company:

Report on the Financial Statements

We have audited the accompanying financial statements of Horace Mann Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2015 and 2014, and the related statutory statements of operations, and cash flow for each of the years in the three-year period ended December 31, 2015, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the Illinois Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in notes 1 and 8 to the financial statements, the financial statements are prepared by Horace Mann Life Insurance Company using statutory accounting practices prescribed or permitted by the Illinois Department of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in notes 1 and 8 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Horace Mann Life Insurance Company as of December 31, 2015 and 2014, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 2015.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Horace Mann Life Insurance Company as of December 31, 2015 and 2014, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2015, in accordance with statutory accounting practices prescribed or permitted by the Illinois Department of Insurance described in notes 1 and 8.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Summary of Investments – Other Than Investments In Related Parties – Schedule I, Supplementary Insurance Information – Schedule III, and Reinsurance – Schedule IV are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Illinois Department of Insurance. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

April 22, 2016

2

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,

Liabilities and Capital and Surplus

December 31, 2015 and 2014

(In thousands)

	December 31
	2015	2014
Admitted Assets

Cash and investments:
Bonds	$5,937,315	$5,527,971
Preferred stocks	24,091	28,151
Common stocks	27,474	28,133
Mortgage loans on real estate	10,995	11,438
Cash	11,118	7,056
Short-term investments	144,402	92,888
Contract loans	148,696	145,341
Derivatives	2,501	2,458
Other invested assets	137,001	119,031

Total cash and investments	6,443,593	5,962,467

Investment income due and accrued	61,634	59,542
Uncollected premiums	487	494
Deferred premiums	48,795	47,828
Deferred tax assets	647	5,872
Guaranty funds receivable or on deposit	526	621
Receivable from parent and affiliates	26	1,438
Other assets	2,374	2,151
Variable annuity assets held in separate accounts	1,800,722	1,813,557

Total admitted assets	$8,358,804	$7,893,970

(Continued)

3

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,

Liabilities and Capital and Surplus

December 31, 2015 and 2014

(In thousands, except share data)

	December 31
	2015	2014
Liabilities and Capital and Surplus

Policy liabilities:
Aggregate reserves:
Life and annuity	$5,303,495	$4,950,533
Accident and health	2,724	2,938
Unpaid benefits:
Life	21,462	13,999
Accident and health	83	98
Policyholder funds on deposit	652,344	585,537
Remittances not allocated	672	861

Total policy liabilities	5,980,780	5,553,966

Interest maintenance reserve	84,786	80,251
Accrued expenses	5,131	6,423
Current federal income taxes payable	3,331	533
Transfer from separate accounts accrued for expense allowances recognized in reserves	(15,232)	(15,011)
Other liabilities	4,891	4,026
Asset valuation reserve	34,707	37,023
Payable to parent and affiliates	670	60
Payable for securities	37,124	14,488
Variable annuity liabilities held in separate accounts	1,800,722	1,813,557

Total liabilities	7,936,910	7,495,316

Capital and surplus:
Capital stock, $1 par value.
Authorized 5,000,000 shares, 2,500,000 shares outstanding	2,500	2,500
Additional paid-in capital and contributed surplus	43,704	43,704
Unassigned surplus	375,690	352,450

Total capital and surplus	421,894	398,654

Total liabilities and capital and surplus	$8,358,804	$7,893,970

See accompanying notes to statutory financial statements.

4

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2015, 2014 and 2013

(In thousands)

	Year Ended December 31
	2015	2014	2013
Revenue:
Premiums, annuity and supplementary contract considerations:
Annuity	$547,279	$478,941	$420,592
Life	99,288	98,918	96,897
Supplementary contracts	8,418	6,912	9,550
Accident and health	2,240	2,431	2,628

Total premiums, annuity and supplementary contract considerations	657,225	587,202	529,667

Net investment income	293,870	287,498	275,336
Amortization of interest maintenance reserve	9,294	8,203	8,217
Management fee income from separate accounts	22,721	22,029	19,366
Fees from sales of third-party vendor products	963	1,253	1,993
Other	4,445	4,038	3,244

Total revenue	988,518	910,223	837,823

Benefits and expenses:
Provisions for claims and benefits:
Annuity	679,908	603,473	537,451
Life	113,600	111,691	111,272
Supplementary contracts	18,330	15,841	18,540
Accident and health	698	492	338

Total claims and benefits	812,536	731,497	667,601

Commissions	36,198	36,899	32,004
General and other expenses	68,975	70,265	67,322

Total benefits and expenses	917,709	838,661	766,927

Net gain before dividends to policyholders and federal income tax expense	70,809	71,562	70,896
Federal income tax expense	15,224	18,854	15,883

Net gain from operations	55,585	52,708	55,013
Realized investment losses net of tax and transfers to interest maintenance reserve	(12,347)	(5,915)	(942)

Net income	$43,238	$46,793	$54,071

See accompanying notes to statutory financial statements.

5

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statement of Capital and Surplus

Years ended December 31, 2015, 2014 and 2013

(In thousands)

	Year Ended December 31
	2015	2014	2013

Capital stock	$2,500	$2,500	$2,500

Additional paid-in capital and contributed surplus	43,704	43,704	43,704

Unassigned surplus:
Balance at beginning of year	352,450	326,187	301,490
Net income	43,238	46,793	54,071
Change in net deferred income tax	(115)	1,554	(1,169)
Change in non-admitted assets	(5,144)	(592)	(816)
Change in net unrealized capital (losses) gains	(2,055)	4,997	(421)
Change in asset valuation reserve	2,316	(8,489)	(6,968)
Dividends to stockholder	(15,000)	(18,000)	(20,000)

Balance at end of year	375,690	352,450	326,187

Total capital and surplus	$421,894	$398,654	$372,391

See accompanying notes to statutory financial statements.

6

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2015, 2014 and 2013

(In thousands)

	Year Ended December 31
	2015	2014	2013
Cash from operations:
Revenue received:
Premiums considerations and deposits	$656,930	$585,975	$529,628
Investment income	277,196	265,466	256,653
Management fee income from Separate Accounts	22,721	22,029	19,366
Fees from sales of third party vendor products	963	1,253	1,993
Other income	4,445	4,038	3,244

Total revenue received	962,255	878,761	810,884

Benefits and expenses paid:
Claims, benefits and net transfers	452,777	418,003	371,977
Expenses	107,071	106,416	95,754
Federal income taxes	18,143	20,036	28,786

Total benefits and expenses paid	577,991	544,455	496,517

Net cash from operations	384,264	334,306	314,367

Cash from investments:
From investments sold or matured:
Bonds	928,340	748,689	599,561
Stocks	9,803	6,368	1,874
Mortgage loans	443	415	387
Other invested assets	6,926	89	—
Miscellaneous proceeds	23,156	108	29,944

Total investment proceeds	968,668	755,669	631,766

Cost of investments acquired:
Bonds	(1,318,438)	(1,294,030)	(1,038,204)
Stocks	(4,600)	(22,463)	(19,711)
Other invested assets	(24,024)	(4,748)	(20,004)
Miscellaneous applications	(1,526)	(27,543)	(569)

Total investments acquired	(1,348,588)	(1,348,784)	(1,078,488)

Net increase in contract loans	(3,356)	(4,734)	(5,715)

Total for investments acquired	(1,351,944)	(1,353,518)	(1,084,203)

Net cash used for investments	(383,276)	(597,849)	(452,437)

(Continued)

7

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2015, 2014 and 2013

(In thousands)

	Year Ended December 31
	2015	2014	2013
Cash from financing and miscellaneous:
Cash provided (applied):
Borrowed funds	$—	$(25,864)	$25,864
Net deposits on deposit-type contract funds and other liabilities without life or disability contingencies	66,896	240,219	242,918
Dividends to stockholders	(15,000)	(18,000)	(20,000)
Other cash provided (applied)	2,692	2,869	(2,951)

Net cash from financing and miscellaneous	54,588	199,224	245,831

Net change in cash and short term investments	55,576	(64,319)	107,761
Cash and short-term investments at beginning of year	99,944	164,263	56,502

Cash and short-term investments at end of year	$155,520	$99,944	$164,263

See accompanying notes to statutory financial statements.

8

HORACE MANN LIFE INSURANCE COMPANY

Notes to the Statutory Financial Statements

(In thousands)

(1)	Background and Significant Accounting Policies

Organization

Horace Mann Life Insurance Company (the Company), an Illinois domiciled company, markets and underwrites tax-qualified retirement annuities, individual life, group disability income, and group life insurance products primarily to K-12 teachers, administrators and other employees of public schools and their families.

The Company is a subsidiary of Horace Mann Educators Corporation (HMEC), which indirectly owns 100% of the outstanding shares. The Company is a wholly owned subsidiary of Educators Life Insurance Company of America (ELICA). Other affiliated companies include Horace Mann Investors, Inc., Horace Mann Insurance Company, Teachers Insurance Company, Horace Mann Property & Casualty Insurance Company, Horace Mann Lloyds, and Horace Mann Service Corporation (HMSC). HMSC performs certain fiscal and administrative services for all the affiliated companies in the group.

During 2015, 2014 and 2013, the Company did not participate in any business combinations nor discontinue any operations.

Basis of Presentation

The accompanying statutory financial statements have been prepared in conformity with the accounting practices prescribed or permitted by the Illinois Department of Insurance and the National Association of Insurance Commissioners (NAIC), which differ materially in some respects from United States (U.S.) generally accepted accounting principles (GAAP) as more fully discussed in note 8. The state of Illinois has adopted the prescribed accounting practices as stated in NAIC statements of statutory accounting principles (SAP) without modification. At December 31, 2015 and 2014 the Company has no material statutory accounting practices that differ from those of the state of Illinois or the NAIC accounting practices. The significant statutory accounting practices and the Company’s related accounting policies follow.

Investments

Investments are valued in accordance with the requirements of the NAIC. Change in unrealized gains and losses on securities carried at fair value are recognized in the change in net unrealized capital (losses) gains line in the Statutory Statement of Capital and Surplus.

Bonds, other than NAIC class 6, not backed by other loans are carried at amortized cost, adjusted for the amortization of premiums, accretion of discounts and any impairment. Premiums and discounts are amortized and accreted over the estimated lives of the related bonds based on the interest yield method. NAIC class 6 bonds are carried at lower of cost or fair value. Fair value is derived using third party pricing services and consideration of factors including quality of issuer, interest rates and maturity dates.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Loan-backed securities that have been assigned the NAIC category 6 designation are carried at lower of cost or fair value. The Company used a pricing service in determining the fair value of its loan-backed securities. Prepayment assumptions were obtained from broker dealer survey values and are consistent with the current interest rate and economic environment. Significant changes in estimated cash flows from the original purchase assumptions for loan backed and structured securities are accounted for using the retrospective method. The Company had no negative yield situations requiring a change from the retrospective to prospective method.

Common stocks are carried at fair value. Fair value is derived using third party pricing services and, when not available, common stocks are valued using non-binding broker quotes.

Preferred stocks are carried at cost, less any impairment adjustments or at the lower of cost or fair value, depending on the NAIC designation of the security.

(Continued)

9

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Mortgage loans, comprised primarily of a loan to an affiliate for home office property, are carried at the unpaid principal balance less unamortized discount and were issued at a value of no more than 75% of the appraised value of the mortgaged property. The related party loan has an 8% coupon rate and will be paid in full on May 1, 2029. No new mortgage loans were issued during 2015, 2014 and 2013. The Company did not reduce interest rates of any outstanding mortgage loans during 2015, 2014 and 2013. During 2015, 2014 and 2013, the Company had no non-performing mortgage loans or loans with past due interest or principal payments.

Contract loans are carried at the unpaid principal balance.

Derivatives, representing one year call options, are carried at fair value based on the amount of cash expected to be received to settle each derivative instrument on the reporting date.

Within “Other invested assets”, the Company accounts for limited liability companies based on the underlying audited U.S. GAAP equity of the Company’s proportionate interest in the partnership.

At December 31, 2015 and 2014, the Company had no investments in derivative financial instruments, joint ventures, partnerships, or limited liability companies that exceed 10% of its admitted assets, reverse mortgages and holds no loans or debt that has been restructured.

As of December 31, 2015, the Company had no repurchase agreements open where the Company was the borrower. The Company accounts for repurchase agreements as a collateralized borrowing. Cash received is invested in eligible investments, primarily high quality floating rate securities, and the offsetting liability is included in “borrowed money” on the balance sheet.

Cash and short-term securities have a maturity of one year or less at the time of acquisition. Short-term investments are carried at amortized cost which approximates fair value.

Interest income is recognized as earned. Investment income reflects amortization of premiums and accrual of discounts on an effective-yield basis.

Net realized investment gains and losses are determined on the basis of specific identification on the trade date.

The Company’s methodology of assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the date of the reporting period. Based on these facts, if (1) the Company has the intent to sell the debt security, (2) it is more likely than not the Company will be required to sell the debt security before the anticipated recovery of the amortized cost basis, or (3) management does not expect to collect all amounts due according to the contractual terms of a debt security in effect at the date of acquisition, an other-than-temporary impairment is considered to have occurred. For equity securities, if (1) the Company does not have the ability and intent to hold the security for the recovery of cost or (2) recovery of cost is not expected within a reasonable period of time, an other-than-temporary impairment is considered to have occurred.

The Company reviews the fair value of all investments in its portfolio on a monthly basis to assess whether an other-than-temporary decline in value has occurred. These reviews, in conjunction with the Company’s investment managers’ monthly credit reports and relevant factors such as (1) the financial condition and near-term prospects of the issuer, (2) the length of time and extent to which the fair value has been less than amortized cost for bonds or cost for equity securities, (3) for debt securities, the Company’s intent to sell a security or whether it is more likely than not the Company will be required to sell the security before the anticipated recovery in the amortized cost basis; and for equity securities, the Company’s ability and intent to hold the security for the recovery of cost or if recovery of cost is not expected within a reasonable period of time, (4) the stock price trend of the issuer, (5) the market leadership position of the issuer, (6) the debt ratings of the issuer, and (7) the cash flows and liquidity of the issuer or the underlying cash flows for asset-backed securities, are all considered in the impairment assessment. Based on these facts, if management believes it is probable that amounts due will not be collected according to the contractual terms of a debt security, or if the Company has the intent to sell the investment before recovery of the cost of the investment, an other-than-temporary impairment shall be considered to have occurred. For structured securities, if the present value of the cash-flows expected to be collected is less than the amortized cost basis, an other-than-temporary impairment shall

(Continued)

10

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

be considered to have occurred for the difference due to a non-interest related decline. For structured securities, the Company analyzes discounted cash flows on a quarterly basis to determine if additional other-than-temporary impairment write-downs are necessary. A write-down of an investment is recorded when a decline in the fair value of that investment is deemed to be other-than-temporary, with a realized investment loss charged to operations for the period. For equity method investments, the Company recognizes a loss in value when evidence demonstrates that it is other-than-temporarily impaired. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain an earnings potential that would justify the carrying amount of the investment.

Asset Valuation Reserve

The Asset Valuation Reserve (AVR) was calculated as prescribed and required by the NAIC. This reserve is maintained for the purpose of stabilizing surplus against the effects of fluctuations in the value of certain bond, stock, mortgage loan and real estate investments. Changes in the AVR reserve are charged or credited to surplus.

The balance of the AVR by component at December 31, is as follows:

	2015	2014

Bonds, preferred stocks and short-term investments	$24,603	$29,006
Real estate and other invested assets	7,542	6,669
Common stocks	2,562	1,348

Total AVR	$34,707	$37,023

At December 31, 2015 and 2014 the AVR was held at a level equal to 71.87% and 80.22%, respectively, of the maximum reserve level allowed by the NAIC.

Interest Maintenance Reserve

The Interest Maintenance Reserve (IMR) was calculated as prescribed by the NAIC. This reserve is designed to capture the realized capital gains and losses which result from changes in the overall level of interest rates and amortize them into operations over the approximate remaining life of the investment sold.

Aggregate Reserves

Applicable state insurance laws require that the Company set up reserves in accordance with statutory regulations, carried as liabilities to meet future obligations under outstanding policies. These reserves are the amount that, with the additional premiums to be received and interest thereon compounded annually at certain rates, is calculated to be sufficient to meet the various policy and contract obligations as they occur.

Premium deficiency reserves at December 31, 2015 and 2014 were $3,616 and $7,290, respectively. The Company does not anticipate investment income as a factor in determining if a premium deficiency relating to short-duration contracts exists.

The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premiums beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

The tabular interest, tabular less actual reserve released and tabular cost have been determined by formula as prescribed in the annual statement instructions. Tabular interest on funds not involving life contingencies is determined as the sum of the products of each valuation rate of interest and the mean of the funds subject to such rate held at the beginning and end of the valuation year.

(Continued)

11

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Aggregate reserves for life policies, annuity contracts, and supplementary contracts with life contingencies are based on statutory mortality tables and interest assumptions using either the net level, or commissioners’ reserve valuation method or commissioners’ annuity reserve valuation method. The annuity reserves include the current declared interest rates through the valuation date.

Policyholder Funds on Deposit

Policyholder funds on deposit include funding agreements with the Federal Home Loan Bank of Chicago of $575,104 and $500,080 as of December 31, 2015 and 2014, respectively, and supplementary contracts without life contingencies which represent the present value of future payments discounted with interest only. At December 31, 2015 and 2014, the supplemental contract liability was $70,736 and $78,479, respectively, based on average credited interest rates of 3.14% and 3.18% in 2015 and 2014, respectively. Premiums and annuity considerations for life and accident and health contracts received in advance were $668 and $758 at December 31, 2015 and 2014, respectively.

Life Premiums

Life premiums are reflected as earned on the coverage anniversary date. Annuity and supplementary contracts with life contingent premiums are reflected as earned when collected. Accident and health premiums are reported as revenue when due and earned on a pro rata basis over the period covered by the policy.

Deferred life premiums represent modal premiums (other than annual) to be billed in the year subsequent to the commencement of the policy year.

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2015, were as follows:

	Gross	Net of Loading

Ordinary new business	$2,780	$1,312
Ordinary renewal	39,855	48,034
Group Life	26	26

Total	$42,661	$49,372

Mutual Fund Service Fee Income

The Company has a service agreement where the Company provides certain services to the Wilshire VIT Funds (Funds) necessary to coordinate the Funds activities with those of the separate account of the Company. For these services the Company receives a mutual fund service fee, accrued daily and paid to the Company monthly, based upon the combined assets of the Funds.

Fees From Sales of Third-Party Vendor Products

The Company has programs to offer fixed indexed universal life and fixed interest rate universal life insurance with two third-party vendors underwriting such insurance. Under these programs, the third-party vendors underwrite and bear the risk of these insurance policies and the Company receives a commission on the sale of that business.

Income Taxes

The Company is included in the consolidated federal income tax return of its parent, ELICA, and its ultimate parent, HMEC and its affiliates. The tax sharing agreement between the Company and HMEC, as approved by the Board of Directors of the Company, provides that tax on income is charged to the Company as if it were filing a separate federal income tax return. The Company is reimbursed for any losses or tax credits to the extent utilized in the consolidated return. Intercompany tax balances are settled quarterly with a subsequent final annual settlement upon filing the consolidated federal income tax return.

(Continued)

12

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Federal income taxes are charged to operations based on current taxable income. Current year federal income tax expense or benefit is based on financial reporting income or loss adjusted for certain temporary differences, which are the result of dissimilar financial reporting and tax basis accounting methods. A deferred tax asset (DTA), for the tax effect of temporary differences between financial reporting and the tax basis of assets, is reported as an admitted asset for temporary differences that reverse in three years, but only to the extent they do not exceed the lesser of federal income taxes paid in prior years that can be recovered through loss carrybacks from temporary differences or 15% of adjusted surplus plus gross deferred tax liabilities (DTL). Gross DTAs are reduced by a statutory valuation allowance if it is more-likely-than-not that some portion or all of the gross DTAs will not be realized. Admissibility is based upon the Company’s risk-based capital level.

The Company records liabilities for potential tax contingencies where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. Potential tax contingencies are reevaluated routinely and, if applicable, are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded tax contingencies.

The Company classifies all tax-related interest and penalties as income tax expense.

Acquisition Expenses

The cost of acquiring new business, principally commissions, underwriting salaries, and related expenses, is charged to expense as incurred.

Non-admitted Assets

Assets prescribed by the Illinois Insurance Code and the NAIC as “non-admitted” (principally non-admitted deferred tax assets) are charged to unassigned surplus.

Use of Estimates

The preparation of statutory financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statutory financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company had no Type I or Type II events subsequent to December 31, 2015 that merited recognition or disclosure in these statements. Subsequent events were evaluated through April 22, 2016.

Reclassifications

The Company has reclassified the presentation of certain prior year information to conform with the 2015 presentation.

(Continued)

13

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(2)	Investments

Net Investment Income

The components of net investment income were as follows:

	2015	2014	2013

Interest on bonds	$285,959	$278,414	$264,643
Preferred stock income	1,505	1,952	1,473
Common stock income	317	35	62
Interest on mortgage loans	895	929	962
Interest on short-term investments	111	31	202
Interest on contract loans	8,324	8,115	7,851
Limited liability companies income	571	1,238	3,737
Other investment income	3,651	3,637	2,897

Gross investment income	301,333	294,351	281,827
Investment expenses	7,463	6,853	6,491

Net investment income	$293,870	$287,498	$275,336

The Company nonadmits investment income due and accrued if amounts are over 90 days past due. The Company had no amounts non-admitted at December 31, 2015 and 2014.

Net Realized Investment Gains (Losses) Net of Tax and Transfers to IMR

Realized investment gains (losses) which result from changes in the overall level of interest rates, excluding securities whose NAIC rating classification at the end of the holding period is different from its NAIC rating classification at the beginning of the holding period by more than one NAIC rating classification, are transferred to IMR. Realized investment gains (losses) on most fixed income securities are transferred on an after tax basis to the IMR and amortized into operations over the average remaining lives of the assets sold.

The IMR at December 31 is as follows:

	2015	2014	2013

Reserve balance, beginning of year	$80,251	$82,233	$78,607
Current year capital gains, net of tax	13,829	6,221	11,843
Amortization of IMR	(9,294)	(8,203)	(8,217)

Reserve balance, end of year	$84,786	$80,251	$82,233

(Continued)

14

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Net realized investment gains (losses) reported in the statutory statements of operations net of tax and transfers to IMR were as follows:

	2015	2014	2013

Bonds	$8,870	$4,357	$17,850
Common stocks	(2,153)	—	—
Preferred stocks	(60)	—	197
Limited Partnership	542	—	—

Net realized investment gains	7,199	4,357	18,047

Less federal income tax expense	5,717	4,051	7,146
Transferred to IMR	(13,829)	(6,221)	(11,843)

Net realized investment gains (losses) net of tax and transfers to IMR	$(12,347)	$(5,915)	$(942)

The net gains were realized from ongoing investment portfolio management activity and recording of impairment charges. The Company recorded impairment write-downs of $14,805, $5,353 and $139 in 2015, 2014 and 2013, respectively. The impairment losses in 2015 are related to common stocks and bonds, where prior year impairment losses are related to bonds. In each of the periods, the impaired securities were marked to fair value, and the write-downs were recorded as realized investment losses in the statutory statements of operations.

Change in Net Unrealized Capital (Losses) Gains

Unrealized capital gains or losses are reflected as credits or charges directly to unassigned surplus. The unrealized capital gains (losses) also include the impact of deferred taxes. This amount was $3,268, $3,284 and $1,129 at December 31, 2015, 2014, and 2013, respectively.

	2015	2014	2013

Net unrealized capital gains (losses):
Beginning	$7,094	$2,097	$2,518
End of year	5,039	7,094	2,097

Change in net unrealized capital gains (losses)	$(2,055)	$4,997	$(421)

(Continued)

15

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Bonds and Preferred Stocks

The carrying value and statutory fair value of investments in bonds and preferred stocks are as follows:

December 31, 2015	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Bonds
U.S. Governments	$39,068	$2,426	$(7)	$41,487
All Other Governments	49,309	5,570	(33)	54,846
States, Territories and Possessions
(Direct and Guaranteed)	853,472	110,725	(5,748)	958,449
Special Revenue & Special Assessment
Obligations and all Non-Guaranteed Obligations of Agencies and Authorities of Governments and Their Political Subdivisions	951,178	62,437	(8,576)	1,005,039
Industrial & Miscellaneous (Unaffiliated)	4,020,724	162,682	(58,927)	4,124,479
Hybrid Securities	23,564	1,506	(2,944)	22,126
Preferred Stocks	24,091	2,099	(949)	25,241

Total	$5,961,406	$347,445	$(77,184)	$6,231,667

December 31, 2014	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Bonds
U.S. Governments	$38,460	$2,628	$(9)	$41,079
All Other Governments	49,385	6,653	—	56,038
States, Territories and Possessions
(Direct and Guaranteed)	726,040	127,393	(3,571)	849,862
Special Revenue & Special Assessment
Obligations and all Non-Guaranteed Obligations of Agencies and Authorities of Governments and Their Political Subdivisions	934,450	77,557	(4,413)	1,007,594
Industrial & Miscellaneous (Unaffiliated)	3,757,331	264,868	(12,826)	4,009,373
Hybrid Securities	22,305	1,687	(2,187)	21,805
Preferred Stocks	28,151	2,303	(838)	29,616

Total	$5,556,122	$483,089	$(23,844)	$6,015,367

U.S. government and agency obligations include securities issued by Federal National Mortgage Association of $210,384 and $275,403; Federal Home Loan Mortgage Association of $596,783 and $528,185; Government National Mortgage Association of $116,671 and $118,950; and Other Government of $50,458 and $48,473 as of December 31, 2015 and 2014, respectively.

(Continued)

16

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

At December 31, 2015 and 2014, the fair value and gross unrealized capital losses of investments in bonds and preferred stock segregated between securities having an unrealized capital loss for less than 12 months and securities having an unrealized capital loss for 12 months or longer were as follows:

	Less than 12 months		12 months or longer
December 31, 2015	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds
U.S. Governments	$2,031	$7	$—	$—
All Other Governments	3,966	33	—	—
States, Territories And Possessions
(Direct and Guaranteed)	123,148	5,377	5,985	371
Special Revenue & Special Assessment
Obligations and all Non-Guaranteed Obligations of Agencies and Authorities of Governments and their Political Subdivisions	292,705	8,386	3,517	190
Industrial & Miscellaneous (Unaffiliated)	1,662,212	50,843	170,797	8,084
Hybrid Securities	—	—	10,950	2,944
Preferred stocks	2,963	37	6,547	912

Total	$2,087,025	$64,683	$197,796	$12,501

	Less than 12 months		12 months or longer
December 31, 2014	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds
U.S. Governments	$—	$—	$2,047	$9
All Other Governments	—	—	—	—
States, Territories And Possessions
(Direct and Guaranteed)	11,329	174	20,347	3,398
Special Revenue & Special Assessment
Obligations and all Non-Guaranteed Obligations of Agencies and Authorities of Governments and their Political Subdivisions	8,962	32	153,209	4,381
Industrial & Miscellaneous (Unaffiliated)	632,402	9,220	167,334	3,605
Hybrid Securities	—	—	11,701	2,187
Preferred stocks	—	—	6,621	838

Total	$652,693	$9,426	$361,259	$14,418

At December 31, 2015, the gross unrealized capital loss position in the investment portfolio was $77,184 (533 positions and 1.2% of the investment portfolio’s fair value). Securities with an investment grade rating represented 83% of the gross unrealized capital losses. The largest single unrealized capital loss was $2,799 on a metals and mining company. The portfolio included 52 securities that have been in an unrealized capital loss position for greater than 12 months, totaling $12,501. The Company views the decrease in value of all of the securities with unrealized capital losses at December 31, 2015 as temporary, expects recovery in fair value, anticipates continued payments in accordance with the contractual terms of the securities, and does not intend to sell the investments before recovery of the cost of the investment. Therefore, no impairment of these securities was recorded at December 31, 2015.

(Continued)

17

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Bonds by NAIC class at December 31 are as follows:

	2015		2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Class 1	$3,891,448	$4,127,859	$3,635,669	$3,967,732
Class 2	1,881,052	1,925,637	1,706,860	1,831,322
Class 3	114,295	104,478	112,934	112,904
Class 4	36,716	35,459	65,045	66,039
Class 5	1,294	475	2,620	2,616
Class 6	12,510	12,518	4,843	5,138

Total by class	$5,937,315	$6,206,426	$5,527,971	$5,985,751

At December 31, 2015, .02% of the Company’s investment portfolio was invested in collateralized mortgage obligations (CMOs) excluding mortgage obligations of United States governmental agencies. The average credit quality rating of the Company’s investment in CMOs was AA+ and NAIC 1. The fair value of CMOs at December 31, 2015 was $362,131 compared to a $335,221 carrying value. The average duration of the Company’s investment in CMOs was 7.1 years at December 31, 2015.

At December 31, 2015 and 2014, 5.2% and 5.1% of the total bond portfolio (at amortized cost) consisted of private placement bonds, respectively.

The carrying value and statutory fair value of bonds by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Perpetual holdings are included in the due after twenty years classification.

December 31, 2015	Carrying Value	Fair Value

Due in one year or less	$170,992	$178,743
Due after one year through five years	1,434,541	1,499,562
Due after five years through ten years	2,313,917	2,418,796
Due after ten years through twenty years	1,286,525	1,344,837
Due after twenty years	731,340	764,488

Total bonds	$5,937,315	$6,206,426

Proceeds from the sale of investments in bonds and stocks during 2015, 2014 and 2013 were $307,949, $123,670 and $165,382, respectively. Gross gains of $18,256, $7,696 and $11,305 and gross losses of $4,674, $5,081 and $561 were realized on those sales for 2015, 2014 and 2013, respectively.

(Continued)

18

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Loan-backed and Structured Securities

At December 31, 2015, the Company had loan-backed securities with a fair value of $1,892,358 and a carrying value of $1,854,453. Prepayment assumptions were obtained from broker dealer survey values. The Company had no negative yield situations requiring a change from the retrospective to prospective method. The Company had no concentration of credit risk requiring disclosure under SSAP 27. The Company takes into consideration the cash flows of the loan-backed securities under various scenarios to determine if an impairment is other than temporary.

The other-than-temporary impairments (OTTI) on loan-backed and structured securities recognized during the year ended December 31, 2015, 2014 and 2013 were as follows:

	Amortized Cost Basis Before OTTI	Interest OTTI	Non Interest OTTI	Fair Value
Year Ended December 31, 2015

Intent to sell	$9,497	$—	$196	$9,301
Inability or lack of intent to hold	—	—	—	—

Total	9,497	—	196	9,301

Year Ended December 31, 2014

Intent to sell	7,583	—	1,225	6,358
Inability or lack of intent to hold	—	—	—	—

Total	7,583	—	1,225	6,358

Year Ended December 31, 2013

Intent to sell	1,398	—	128	1,270
Inability or lack of intent to hold	—	—	—	—

Total	$1,398	$—	$128	$1,270

As of December 31, 2015, the Company held one structured security with a recognized other-than-temporary impairment, which was impaired during the current year. The basis for the other-than-temporary impairment of the structured security (all non-interest related) was due to change of intent.

At December 31, 2015, the Company had loan-backed and structured securities with an aggregate unrealized loss of $21,598. The fair value and gross unrealized losses segregated between securities having an unrealized loss for less than twelve months and securities having an unrealized loss for twelve months or longer were as follows:

Less than 12 months		12 months or longer
Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
$914,390	$(19,775)	$139,397	$(1,823)

(Continued)

19

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Repurchase Agreements

The Company has not pledged any of its assets as collateral under the repurchase agreements at December 31, 2015 and 2014. The Company has not received any cash proceeds or interest accrued under outstanding repurchase agreements for both years ended December 31, 2015 and 2014. The Company had no outstanding repurchase agreements at December 31, 2015.

In 2013, the Company entered into repurchase agreements where the Company was the borrower. Under the repurchase agreements, the Company receives primarily cash collateral in an amount equal to at least 95% of the fair value of the securities pledged as of the transaction date. The transaction is marked to market each business day and adjusted as needed during the term of the repurchase program to maintain appropriate collateralization. Customarily, the Company could terminate its repurchase agreements and recall the pledged collateral at any time. The Company accounts for the repurchase agreements as collateralized borrowings.

Deposits

The carrying value of securities included in bonds which are required by law to be on deposit with governmental authorities, at December 31 were as follows:

	2015	2014

Held for all policyholders	$1,684	$1,683
Held for policyholders in certain states	1,021	1,035

Total deposits	$2,705	$2,718

Federal Home Loan Bank Arrangements

The Company is a member of the Federal Home Loan Bank of Chicago (FHLB) primarily for the purpose of participating in its mortgage-collateralized loan advance program. Under the membership requirements, the Company purchased $11,500 of FHLB capital stock. In exchange, the Company had funding capacity available of $2,089,701 and $1,973,492 at December 31, 2015 and 2014, respectively. Any borrowing from the FHLB requires the purchase of FHLB activity-based common stock in an amount equal to 5.0% of the borrowing, or a lower percentage – such as 2.0% based on the Reduced Capitalization Advance Program. Advances are in the form of funding agreements issued to the FHLB and are therefore reported as deposit-type contracts included in “Policyholder funds on deposit” in the Statement of Liabilities and Capital and Surplus. The Company had $575,104 and $500,080 in outstanding advances with $544,212 and $457,548 in assets pledged as collateral to the FHLB at December 31, 2015 and 2014, respectively. The outstanding advances mature in September 2019, December 2023 and January 2026. The weighted average interest rate was 0.30% as of December 31, 2015. Interest rates reset either monthly or quarterly.

(Continued)

20

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Restricted Assets (Including Pledged) are as follows:

Gross Restricted							Percentage
Current Year
	Total General Account (G/A)	Total Separate Account (S/A)	Total	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets

On deposit with states	$2,705	$—	$2,705	$2,717	$(12)	$2,705	0.03%	0.03%
Pledged as collateral under FHLB funding agreements	544,212	—	544,212	457,548	86,664	544,212	6.51%	6.51%

Total Restricted Assets	$546,917	$—	$546,917	$460,265	$86,652	$546,917	6.54%	6.54%

Mortgage Loans

Aging analysis of mortgage loans aggregated by type were as follows:

	Residential			Commercial
	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
December 31, 2015
Recorded Investment (All) Current	$—	$—	$63	$—	$10,932	$—	$10,995

December 31, 2014
Recorded Investment (All) Current	$—	$—	$68	$—	$11,370	$—	$11,438

Derivatives

The Company uses derivatives to hedge against market impacts on the interest credited related to indexed fixed annuity (FIA) and indexed universal life (IUL) products offered by the Company. The Company purchases one-year call options, which generally provide for the Company to be paid the one-year appreciation of various published indices, which are used to fund the annual index credits on the indexed products. The Company pays cash to the counterparty at an agreed upon price at the outset of the contract. The counterparty pays a single payment at each due date when applicable.

Call options purchased by the Company do not qualify for hedge accounting treatment. The notional amounts purchased are not an exact match with the index annuity account values, nor do they take into account withdrawals resulting in a hedge that is not “highly effective.” Therefore, derivative instruments are carried at fair value, with changes in fair value recognized in

“Change in unrealized capital gains (losses).” Pretax net unrealized losses on derivative assets at December 31, 2015, were $1,031.

The Company utilizes multiple counterparties and evaluates the credit worthiness of the counterparty prior to the purchase of an option contract. Collateral support agreements with each counter party provide that the Company will receive or pledge financial collateral in the event minimum thresholds have been reached.

Subprime Mortgage Related Risk Exposure

The Company has no securities with direct sub-prime exposure.

(Continued)

21

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Investments in Entities Exceeding 10% of Capital and Surplus

At December 31, 2015 there were no investments in entities other than obligations of the U.S. Government and federally sponsored government agencies and authorities which exceeded 10% of total capital and surplus.

(3)	Reserves

The composition of aggregate reserves for life policies, annuity contracts, and supplementary contracts with life contingencies at December 31 was as follows:

	Aggregate reserves		Mortality	Interest
	2015	2014	table	rates

Life	$934,403	$920,084	1980 CSO/CET	4.0-6.0%
	127,144	100,668	2001 CSO	3.5-4.0
	122,672	126,912	1958 CSO/CET	2.5-4.5
	65,128	67,800	Various	2.5-5.5
	4,431	4,734	1941 CSO	2.5-3.0

Annuity	2,098,118	1,984,241	1971 IAM	3.0-5.5
	58,567	59,852	a-1949	3.0-5.5
	624	671	1937 SAT	3.0
	195	139	MGDB
	1,547,767	1,370,602	a-2000	1.0-5.0
	231,587	203,579	1983a	3.0-4.5

Supplementary contract with life contingencies	20,144	22,884	1983a	6.25-11.0
	92,312	87,913	a-2000	4.0-7.0
	368	417	1971 IAM	4.5-11.25
	35	37	1937 SAT	3.5

Total	$5,303,495	$4,950,533

For approximately 86%, or $3.4 billion of the deferred annuity account values, the credited interest rate was equal to the minimum guaranteed rate.

(Continued)

22

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Analysis of Annuity Reserves and Deposit Liabilities by Withdrawal Characteristics:

	General Account	Separate Account with Guarantees*	Separate Account Nonguaranteed	Total	% of Total
December 31, 2015

Subject to discretionary withdrawal
With fair value adjustment	41,385	—	—	41,385	1%
At book value less current surrender charge of 5% or more	1,515,727	—	—	1,515,727	23%
At fair value	—	1,699,224	86,266	1,785,490	27%

Total with adjustment or at market value	1,557,112	1,699,224	86,266	3,342,602
At book value without adjustment (minimal or no charge or adjustment)	2,449,192	—	—	2,449,192	38%
Not subject to discretionary withdrawal	695,115	—	—	695,115	11%

Total (gross)	4,701,419	1,699,224	86,266	6,486,909	100%

Reinsurance ceded	27	—	—	27

Total (net)	4,701,392	1,699,224	86,266	6,486,882

	General Account	Separate Account with Guarantees*	Separate Account Nonguaranteed	Total	% of Total
December 31, 2014

Subject to discretionary withdrawal
With fair value adjustment	43,262	—	—	43,262	1%
At book value less current surrender charge of 5% or more	1,502,988	—	—	1,502,988	25%
At fair value	—	1,721,322	77,224	1,798,546	29%

Total with adjustment or at market value	1,546,250	1,721,322	77,224	3,344,796
At book value without adjustment (minimal or no charge or adjustment)	2,150,304	—	—	2,150,304	35%
Not subject to discretionary withdrawal	618,593	—	—	618,593	10%

Total (gross)	4,315,147	1,721,322	77,224	6,113,693	100%

Reinsurance ceded	32	—	—	32

Total (net)	4,315,115	1,721,322	77,224	6,113,661

* - Represents variable contracts with a guaranteed minimum death benefit (no rate guarantee).

(Continued)

23

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

	2015	2014
Reconciliation of total annuity actuarial reserves and deposit funds liabilities:

Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,936,858	$3,619,085
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)	112,859	111,251
Exhibit 7, Deposit-type Contracts, Line 14, Column 1	651,675	584,779

Subtotal	4,701,392	4,315,115

Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	1,782,436	1,795,172
Exhibit 3, Line 0399999, Column 2	3,054	3,374

Subtotal	1,785,490	1,798,546

Combined Total	$6,486,882	$6,113,661

Policy reserves for losses for accident and health contracts are estimated by the Company’s valuation actuary using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates specified by regulatory authorities for disability income business.

Aggregate reserves for accident and health policies include the present value of amounts not yet due on existing claims and unearned premiums at December 31 as follows:

	Aggregate reserves
	2015	2014
Present value of amounts not yet due on claims (3% interest rate)	$2,598	$2,801
Additional contract reserves	45	51
Unearned premiums and other	81	86

Aggregate accident and health reserves	$2,724	$2,938

Unpaid Benefits

Unpaid benefits consist of case basis reserves and estimates of losses incurred but not reported. Estimates for losses incurred but not reported are based on prior experience modified for current trends.

Accident and health claim reserves and liabilities include the following:

	2015	2014
Aggregate reserves for accident and health	$2,724	$2,938
Unpaid benefits for accident and health	83	98
Less: Additional contract reserves	(45)	(52)
Unearned premiums and other	(81)	(86)

Accident and health claim reserves and liabilities	$2,681	$2,898

(Continued)

24

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The following table sets forth an analysis of accident and health claim reserves and liabilities and provides a reconciliation of beginning and ending reserves for the periods indicated.

	2015	2014	2013

Net balance at January 1	$2,898	$3,406	$4,287

Incurred related to:
Current year	977	1,140	1,271
Prior years	(268)	(628)	(915)

Total incurred	709	512	356

Paid related to:
Current year	168	260	300
Prior years	758	760	937

Total paid	926	1,020	1,237

Net balance at December 31	$2,681	$2,898	$3,406

As a result of changes in estimates of claims incurred in prior years, the accident and health claims and claim adjustment expenses incurred decreased by $268, $628, and $915 in 2015, 2014 and 2013, respectively. These changes in estimates are the result of normal reserve development inherent in the uncertainty of establishing the liability for unpaid accident and health claims and claim and loss adjustment expenses.

(4)	Related Party Transactions

The Company has common management and shares office facilities with HMEC and other affiliates and is a party to several intercompany service agreements. Under these agreements, the Company paid $122,239, $122,588, and $106,881 for management, administrative, data processing, commissions and agency services, utilization of personnel, and investment advisory services in 2015, 2014 and 2013, respectively.

The Company holds a mortgage loan on the home office property from HMSC in the amount of $10,932 and $11,370 as of December 31, 2015 and 2014, respectively.

The Company had a net balance receivable from affiliates of $(644) and $1,378 at December 31, 2015 and 2014, respectively.

ELICA reinsures all of the Company’s life insurance business in the state of Arizona. ELICA also assumed a small block of Florida whole life business from the Company (see note 9).

The Company has no common stock investments in any upstream companies or affiliates.

(Continued)

25

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(5)	Federal Income Taxes

The net deferred tax asset (liability) at December 31 and the change from the prior year are comprised of the following components:

	2015
	Ordinary	Capital	Total
Gross deferred tax assets	$41,129	$11,883	$53,012
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	41,129	11,883	53,012
Deferred tax assets nonadmitted	—	8,445	8,445

Net admitted deferred tax asset	41,129	3,438	44,567
Total deferred tax liabilities	40,482	3,438	43,920

Admitted deferred tax asset (liability)	$647	$—	$647

	2014
	Ordinary	Capital	Total
Gross deferred tax assets	$43,404	$6,773	$50,177
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	43,404	6,773	50,177
Deferred tax assets nonadmitted	—	3,319	3,319

Net admitted deferred tax asset	43,404	3,454	46,858
Total deferred tax liabilities	37,532	3,454	40,986

Admitted deferred tax asset (liability)	$5,872	$—	$5,872

	Change
	Ordinary	Capital	Total
Gross deferred tax assets	$(2,275)	$5,110	$2,835
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	(2,275)	5,110	2,835
Deferred tax assets nonadmitted	—	5,126	5,126

Net admitted deferred tax asset	(2,275)	(16)	(2,291)
Total deferred tax liabilities	2,950	(16)	2,934

Admitted deferred tax asset (liability)	$(5,225)	$—	$(5,225)

(Continued)

26

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The amount of adjusted gross deferred tax assets admitted under each component of SSAP 101 is as follows:

	2015
	Ordinary	Capital	Total
Federal income tax paid in prior years recoverable through loss carrybacks	$10,194	$—	$10,194
Adjusted gross deferred tax assets expected to be realized (lesser of a or b below)	—	—	—
a) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	7,560	—	7,560
b) Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	68,393
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	30,935	3,438	34,373

Deferred tax assets admitted as the result of application of SSAP No. 101	$41,129	$3,438	$44,567

	2014
	Ordinary	Capital	Total
Federal income tax paid in prior years recoverable through loss carrybacks	$8,538	$—	$8,538
Adjusted gross deferred tax assets expected to be realized (lesser of a or b below)	—	—	—
a) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	4,024	—	4,024
b) Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	64,471
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	34,866	3,454	38,320

Deferred tax assets admitted as the result of application of SSAP No. 101	$43,404	$3,454	$46,858

	Change
	Ordinary	Capital	Total
Federal income tax paid in prior years recoverable through loss carrybacks	$1,656	$—	$1,656
Adjusted gross deferred tax assets expected to be realized (lesser of a or b below)	—	—	—
a) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	3,536	—	3,536
b) Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	3,922
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	(3,931)	(16)	(3,947)

Deferred tax assets admitted as the result of application of SSAP No. 101	$(2,275)	$(16)	$(2,291)

(Continued)

27

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Other admissibility criteria include:

	2015	2014
Ratio percentage used to determine recovery period and threshold limitation amount	898%	918%

Amount of adjusted capital and surplus used to determine the recovery period and threshold limitation above	$455,955	$429,805

The Company did not utilize tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. At December 31, 2015, the Company had no temporary differences for which a deferred tax liability was not recognized.

Current income taxes incurred consists of the following major components:

	2015	2014	2013
Federal	$15,224	$18,854	$15,883
Foreign	—	—	—

Subtotal	15,224	18,854	15,883
Federal income tax on net capital gains	5,717	4,051	7,146

Federal and Foreign income taxes incurred	$20,941	$22,905	$23,029

Deferred income tax assets and liabilities consist of the following major components:

	2015	2014	Change
Deferred tax assets:
Ordinary:
Policyholder reserves	$25,513	$26,601	$(1,088)
Investments	—	348	(348)
Deferred acquisition costs	10,341	10,281	60
Compensation and benefit accrual	4,742	5,773	(1,031)
Pension accrual	334	245	89
Receivables – nonadmitted	53	47	6
Other	146	109	37

Subtotal	41,129	43,404	(2,275)

Admitted ordinary deferred tax assets	$41,129	$43,404	$(2,275)
Capital:
Investments	$11,883	$6,773	$5,110

Subtotal	11,883	6,773	5,110
Nonadmitted deferred tax assets	8,445	3,319	5,126

Admitted capital deferred tax assets	$3,438	$3,454	$(16)

Total admitted deferred tax assets	$44,567	$46,858	$(2,291)

(Continued)

28

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

	2015	2014	Change
Deferred tax liabilities:
Ordinary:
Investments	$21,412	$18,930	$2,482
Fixed assets	2,030	953	1,077
Deferred and uncollected premium	16,732	17,264	(532)
Policyholder reserves	308	385	(77)
Other	—	—	—

Total ordinary deferred tax liabilities	$40,482	$37,532	$2,950

Capital:
Investments	$170	$170	$—
Unrealized capital gains	3,268	3,284	(16)

Total capital deferred tax liabilities	3,438	3,454	(16)

Total deferred tax liabilities	$43,920	$40,986	$2,934

Net deferred tax asset	$647	$5,872	$(5,225)

The Company’s income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before income taxes as follows:

	2015	2014	2013
Income before taxes	$78,008	$75,919	$88,943
Expected income tax expense at 35% statutory rate	$27,303	$26,572	$31,130

Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	$(3,120)	$(3,105)	$(3,248)
Tax-exempt interest	(102)	—	—
Tax adjustment for IMR	(2,923)	(2,871)	(2,876)
Nondeductible compensation accruals	235	(17)	(148)
Deferred tax benefit on nonadmitted assets	(6)	4	32
Options	(709)	—	—
Return to provision	363	710	(692)
Prior year exams	—	51	—
Other	15	7	—

Total income tax expense reported	$21,056	$21,351	$24,198

Current income tax expense incurred	$20,941	$22,905	$23,029
Change in deferred income tax	99	601	942
Change in deferred tax on unrealized gains and losses	16	(2,155)	227

Total income tax expense reported	$21,056	$21,351	$24,198

At December 31, 2015, the Company had no unused net operating loss or capital loss carryforwards available to offset future taxable income.

The amounts of federal income taxes incurred that are available for recoupment in the event of future net losses are:

Year	Ordinary	Capital	Total
2015	$15,645	$5,732	$21,377
2014	$17,750	$4,006	$21,756
2013	$16,081	$7,442	$23,523

(Continued)

29

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

At December 31, 2015, the Company had no deposits reported as admitted assets under Section 6603 of the Internal Revenue Code.

At December 31, 2015, the Company’s federal income tax returns for years prior to 2012 are no longer subject to examination by the Internal Revenue Service (“IRS”).

The Company is included in the consolidated federal income tax return of its parent, ELICA, and its ultimate parent, HMEC and its affiliates. The tax sharing agreement between the Company and HMEC, as approved by the Board of Directors of the Company, provides that tax on income is charged to the Company as if it were filing a separate federal income tax return. The Company is reimbursed for any losses or tax credits to the extent utilized in the consolidated return. Intercompany tax balances are settled quarterly with a subsequent final annual settlement upon filing the consolidated federal income tax return.

The Company records liabilities for potential tax contingencies where it is more-likely-than-not that the position will not be sustained upon audit by taxing authorities. Potential tax contingencies are reevaluated routinely and, if applicable, are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded tax contingencies.

A reconciliation of the beginning and ending amount of tax contingencies is as follows:

	2015	2014	2013

Balance as of beginning of the year	$656	$641	$—
Additions based on tax contingencies related to the current year	398	259	641
Reductions for tax positions for prior year	(15)	(244)	—

Balance as of the end of the year	$1,039	$656	$641

The Company classifies all tax-related interest and penalties as income tax expense.

(6)	Restrictions of Surplus

The amount of dividends which can be paid by Illinois insurance companies without prior approval of the State Insurance Commissioner is subject to restrictions relating to profitability and statutory surplus (greater of current year statutory net income or 10% of surplus). Dividends which may be paid to the Parent Company during 2016 without prior approval are approximately $43,200. Ordinary dividends of $15,000, $18,000 and $20,000 were paid in 2015, 2014 and 2013, respectively.

(7)	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities measured and reported at fair value have been classified, for disclosure purposes, in accordance with SSAP 100, Fair Value Measurements. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Company has categorized its assets and liabilities that are measured and reported at fair value into the three-level fair value hierarchy as reflected in the table below. The three-level fair value hierarchy is based on the degree of subjectivity inherent in the valuation method by which fair value was determined. The three levels are defined as follows.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities (both common stock and preferred stock) that are traded in an active exchange market, as well as U.S. Treasury debt.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities

(Continued)

30

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

include debt and equity securities with quoted prices that are traded less frequently than exchange-traded instruments or values based on discounted cash flows with observable inputs. This category generally includes certain U.S. Government and agency mortgage-backed debt, non-agency structured debt, corporate fixed maturity debt and preferred stock and derivative securities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, certain discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation and for which the significant inputs are unobservable. This category generally includes certain private debt and equity investments.

Fair value for assets and liabilities measured and reported at fair value are as follows:

December 31, 2015

Description	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Bonds
Industrial and Misc.	$—	$4,989	$2,846	$7,835

Total Bonds	$—	$4,989	$2,846	$7,835
Common Stock
Industrial and Misc.	$2,389	$11,515	$13,570	$27,474

Total Common Stock	$2,389	$11,515	$13,570	$27,474

Total Derivatives	$—	$2,501	$—	$2,501

Separate Account Assets	$1,800,722	$—	$—	$1,800,722

Total assets at fair value	$1,803,111	$19,005	$16,416	$1,838,532

Liabilities at fair value:

Separate Account Liabilities	$1,800,722	$—	$—	$1,800,722

Total liabilities at fair Value	$1,800,722	$—	$—	$1,800,722

(Continued)

31

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

December 31, 2014

Description	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Bonds
Industrial and Misc.	$—	$—	$—	$—

Total Bonds	$—	$—	$—	$—
Common Stock
Industrial and Misc.	$3,824	$10,009	$14,300	$28,133

Total Common Stock	$3,824	$10,009	$14,300	$28,133

Total Derivatives	$—	$2,458	$—	$2,458

Separate Account Assets	$1,813,557	$—	$—	$1,813,557

Total assets at fair value	$1,817,381	$12,467	$14,300	$1,844,148

Liabilities at fair value:

Separate Account Liabilities	$1,813,557	$—	$—	$1,813,557

Total liabilities at fair Value	$1,813,557	$—	$—	$1,813,557

At the end of each reporting period, the Company evaluates whether or not any event has occurred or circumstances have changed that would cause an instrument to be transferred into or out of Level 3. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset or financial liability, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset or financial liability. The disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset or financial liability. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

The Company did not have any transfers between Levels 1 and 2 during the year ended December 31, 2015.

Rollforward of level 3 items are as follows:

Description	Balance at 1/1/2015	Transfers into Level 3	Transfers out of Level 3	Total gains and losses included in Net Income	Total gains and losses included in Surplus	Purchases	Settlements/ Sales/ Distributions	Balance at 12/31/2015
Financial Instruments
Corporate Bonds	$—	$3,834	$—	$(164)	$—	$—	$(824)	$2,846
Common Stock	$14,300	$—	$—	$—	$(730)	$—	$—	$13,570

Total Assets	$14,300	$3,834	$—	$(164)	$(730)	$—	$(824)	$16,416

(Continued)

32

HORACE MANN LIFE INSURANCE COMPANY

Notes to the Statutory Financial Statements

(In thousands)

The fair value for all financial instruments are as follows:

December 31, 2015

Description	Fair Value	Admitted Value	Level 1	Level 2	Level 3
Financial instruments - Assets
Bonds	$6,206,426	$5,937,315	$7,325	$6,039,411	$159,690
Preferred Stocks	25,241	24,091	9,185	16,056	—
Common Stocks	27,474	27,474	2,389	11,515	13,570
Derivatives	2,501	2,501	—	2,501	—
Short Term Investments	144,402	144,402	140,014	4,388	—
Mortgage Loans and Policy Loans	166,856	159,691	—	—	166,856
Other Invested Assets	135,272	128,086	19,286	33,205	82,781
Separate Account Assets	1,800,722	1,800,722	1,800,722	—	—

Total Assets	$8,508,894	$8,224,282	$1,978,921	$6,107,076	$422,897

Financial instruments - Liabilities
Separate Accounts Liabilities	$1,800,722	$1,800,722	$1,800,722	$—	$—
Policyholder Funds on Deposit	651,675	651,675	—	—	651,675

Total Liabilities	$2,452,397	$2,452,397	$1,800,722	$—	$651,675

December 31, 2014

Description	Fair Value	Admitted Value	Level 1	Level 2	Level 3
Financial instruments - Assets
Bonds	$5,985,751	$5,527,971	$7,694	$5,825,075	$152,982
Preferred Stocks	29,616	28,151	9,160	20,456	—
Common Stocks	28,133	28,133	3,824	10,009	14,300
Derivatives	2,458	2,458	—	2,458	—
Short Term Investments	92,888	92,888	92,888	—	—
Mortgage Loans and Policy Loans	164,248	156,779	—	—	164,248
Other Invested Assets	118,778	109,596	20,064	35,207	63,507
Separate Account Assets	1,813,557	1,813,557	1,813,557	—	—

Total Assets	$8,235,429	$7,759,533	$1,947,187	$5,893,205	$395,037

Financial instruments - Liabilities
Separate Accounts Liabilities	$1,813,557	$1,813,557	$1,813,557	$—	$—
Policyholder Funds on Deposit	584,779	584,779	—	—	584,779

Total Liabilities	$2,398,336	$2,398,336	$1,813,557	$—	$584,779

For debt securities, each month the Company obtains prices from its investment managers and custodian bank, each of which use a variety of independent, nationally recognized pricing sources to determine market valuations. Typical inputs used by these pricing sources include, but are not limited to, reported trades, benchmark yield curves, benchmarking of like securities, rating designation, sector groupings, issuer spreads, bids, offers, and/or estimated cash flows and prepayment speeds.

When the pricing sources cannot provide fair value determinations, the Company obtains non-binding price quotes from broker-dealers. The broker-dealer’s valuation methodology is sometimes matrix-based, using indicative evaluation measures and adjustments for specific security characteristics and market sentiment. The market inputs utilized in the evaluation measures and adjustments include: benchmark yield curves, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each market input depends on the market sector and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

(Continued)

33

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The Company analyzes price and market valuations received to verify reasonableness, to understand the key assumptions used and their sources, to conclude the prices obtained are appropriate, and to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on this evaluation and investment class analysis, each price is classified into Level 1, 2, or 3. The Company has in place certain control processes to determine the reasonableness of the financial asset fair values. These processes are designed to ensure the values received are reasonable and accurately recorded and that the data inputs and valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, the Company assesses the reasonableness of individual security values received from pricing sources that vary from certain thresholds. Historically, the control processes have not resulted in adjustments to the valuations provided by pricing sources. The Company’s debt securities portfolio is primarily publicly traded, which allows for a high percentage of the portfolio to be priced through pricing services. The remainder of the portfolio was priced by broker-dealers or pricing models. When non-binding broker-dealer quotes could be corroborated by comparison to other vendor quotes, pricing models or analysis, the securities were generally classified as Level 2, otherwise they were classified as Level 3. There were no significant changes to the valuation process during 2015.

Fair values of common stocks have been determined by the Company from quotations of the underlying securities. Securities where a public quotation is not available are valued by using non-binding broker quotes or through the use of pricing models or analysis that is based on market information regarding interest rates, credit spreads and liquidity. The underlying source data for calculating the matrix of credit spreads relative to the U.S. Treasury curve are nationally recognized indices. These inputs are based on assumptions deemed appropriate given the circumstances and are believed to be consistent with what other market participants would use when pricing such securities. The fair value of the FHLB membership and activity stocks is based on redemption value which is equal to par value. There were no significant changes to the valuation process in 2015.

The fair values of derivative instruments, primarily call options, are based on the amount of cash expected to be received to settle each derivative instrument on the reporting date. These amounts are obtained from each of the counterparties using industry accepted valuation models and are adjusted for the nonperformance risk of each counterparty including an assessment of any collateral held.

Fair values of the Separate Account assets are based on the calculated net asset value (NAV) of the underlying sub-accounts. Investment performance related to these assets is fully offset by corresponding amounts credited to contract holders with the liability reflected within Separate Account liabilities. Separate Account liabilities are equal to the estimated fair value of Separate Account assets.

For short-term fixed income securities, because of the nature of these assets, carrying amounts generally approximate fair values, which have been determined from public quotations, when available.

The fair value of contract loans is based on estimates using discounted cash flow analysis and current interest rates being offered for new loans.

Within “Other invested assets”, the fair value in limited liability companies is based on the underlying audited GAAP equity of the Company’s proportionate interest in the partnership.

The fair value of mortgage loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities.

Policyholder funds on deposit include liabilities related to supplementary contracts without life contingencies and dividend accumulations, which represent deposits that do not have defined maturities and advances under FHLB funding agreements. Policy holder funds on deposit are carried at cost, which management believes is a reasonable estimate of fair value due to the relatively short duration of these deposits, based on the Company’s past experience.

There were no significant changes to the valuation process during 2015.

(Continued)

34

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(8)	Differences Between U.S. Generally Accepted Accounting Principles and Statutory Accounting Practices

Statutory accounting practices differs from U.S. generally accepted accounting principles (GAAP). The most significant differences between statutory accounting practices and GAAP are highlighted by the following descriptions of the GAAP treatment:

(a)	For traditional life products, aggregate reserves for future life benefits are computed on the net level premium method using estimates of future investment yield, mortality, and withdrawal. For IUL products, the aggregate reserve is the account value plus the value of the embedded derivative, which is bifurcated from the underlying host contract and reported separately.

(b)	Aggregate reserves for annuity contracts are carried at accumulated policyholder values without reduction for potential surrender or withdrawal charges. For FIA products, the aggregate reserve is the host contract plus the embedded derivative, which is bifurcated from the underlying host contract and reported separately.

(c)	Annuity considerations and other fund deposits are reflected as deposits rather than revenue.

(d)	Acquisition costs are deferred and amortized in proportion to anticipated premiums over the terms of the insurance policies (10, 15, 20 and 30 years) for individual life contracts and amortized in proportion to estimated gross profits for interest-sensitive life and investment (annuity) contracts.

(e)	Non-admitted assets are restored to the balance sheet less applicable allowance accounts.

(f)	Asset valuation and interest maintenance reserves are not provided.

(g)	The assets and liabilities are revalued as of the date of acquisition of HMEC and its subsidiaries in August, 1989.

(h)	Realized investment gains (losses) resulting from changes in interest rates are recognized in operations when the related security is sold.

(i)	Reinsurance ceded credits are recognized as assets in GAAP basis financial statements.

(j)	Fixed maturity investments (bonds) are categorized as available for sale. Such investments are carried at fair value with changes in fair value charged or credited to shareholder’s equity, net of deferred income taxes and the amortization of capitalized acquisition costs.

(k)	The statement of cash flows is presented in a format as prescribed by ASC 230.

(l)	A statement of comprehensive income (loss) is required.

(m)	Changes in the balances of DTAs and DTLs result in increases or decreases of operations under GAAP.

(n)	Deferred premium assets are not provided.

(o)	DTAs are not subject to admissibility limitations under GAAP.

(p)	Policy and contract fees are reported as unearned revenue and are recognized in income over the period in which the services are provided.

The aggregate effect of the foregoing differences has not been determined separately for the Company, but is presumed to be material.

(Continued)

35

HORACE MANN LIFE INSURANCE COMPANY

Notes to the Statutory Financial Statements

(In thousands)

(9)	Reinsurance

The Company cedes reinsurance primarily to limit losses from large exposures and to permit recovery of a portion of direct losses; however, such a transfer does not relieve the Company of its primary obligation to the policyholders.

Information with respect to reinsurance ceded and assumed by the Company is set forth below.

	2015	2014	2013

Direct life insurance premiums	$105,917	$105,115	$102,592
Life insurance premiums ceded:
To ELICA	1,211	1,282	1,247
Other	5,418	4,915	4,448

Net life insurance premiums as reported	99,288	98,918	96,897

Life insurance reserves ceded:
To ELICA	15,901	15,694	15,306
To other companies	7,237	7,222	7,010

Total life ceded	23,138	22,916	22,316

Direct accident and health premiums
Direct accident and health premium	3,350	3,635	3,912
Ceded accident and health premium	1,110	1,204	1,284

Net accident and health premium	2,240	2,431	2,628

The maximum amount of direct individual ordinary insurance retained on any standard life is $300 and a maximum of $100 or $125 is retained on each group life policy depending on the type of coverage. Amounts in excess of the retained portion are ceded on a yearly renewable term basis of reinsurance. The Company also maintains a life catastrophe reinsurance program. Effective January 1, 2015, the Company reinsured 100% of the catastrophe risk in excess of $1,000 up to $35,000 per occurrence, with one reinstatement. The Company’s catastrophe risk reinsurance program covers acts of terrorism and includes nuclear, biological and chemical explosions but excludes other acts of war. The Company has a quota share reinsurance agreement with Hartford Life and Accident Insurance Company and cedes 50% of the Company’s group disability income policies.

The Company has taken $2,079 of reinsurance credits for reinsurance contracts that the reinsurer may unilaterally cancel. No aggregate reduction in surplus would be anticipated upon the cancellation of the contracts. The Company has no reinsurance agreements in effect such that the amount of losses paid through the statement date would result in a payment to the reinsurer that in the aggregate exceeds the total direct premium collected under the reinsured policies. No new reinsurance agreements have been executed or amended since January 1, 2015, to include policies or contracts which were in-force or which had existing reserves established by the Company as of the effective date of the agreement. The Company has no uncollectible reinsurance and there were no commutations of ceded reinsurance during the year.

(Continued)

36

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(10)	Pension Plans and Other Postretirement Benefits

The Company is a member of the Horace Mann group of insurance companies. All the Company’s personnel are employees of HMSC. Salaries, pension and related benefits are allocated to the Company for these services.

Pension Plans

HMSC has the following retirement plans: three qualified and two non-qualified retirement plans. Substantially all employees participate in the 401(k) plan and through December 31, 2014 participated in the qualified non-contributory defined contribution plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. The qualified and the non-qualified defined benefit plans have been frozen since 2002. All participants in both frozen plans are 100% vested in their accrued benefit and all non-qualified defined benefit plan participants are receiving payment.

Effective January 1, 2015, the parent terminated the non-contributory defined contribution plan and began matching each dollar of employee contributions in the 401(k) plan up to a 5% maximum — in addition to maintaining the automatic 3% “safe harbor” contribution. The new matching company contribution vests after 5 years of service. HMSC’s policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations.

Expense allocated to the Company in 2015 and 2014 for the qualified plans was $2,559 and $3,556, respectively. Expense allocated to the Company in 2015 and 2014 for the non-qualified plans was $342 and $309, respectively.

Postemployment Benefits

In addition to providing pension benefits, HMSC also provided certain health care and life insurance benefits to a closed group of eligible employees. Postretirement benefits other than pensions of active and retired employees were accrued as expense over the employees’ service years.

In December 2013, HMSC eliminated the pre-65 postretirement medical coverage for all remaining eligible participants effective March 31, 2014. In November 2014, HMSC announced it would no longer sponsor the retiree group life benefit as of December 2014 and these retirees were offered a conversion option to individual policies. This plan was terminated December 31, 2014.

As a result of the changes in the plan for other postretirement benefits, the Company recorded a reduction in its expenses of $21 and $1,020 for the years ended December 31, 2015 and 2014, respectively.

(11)	Variable Annuities Assets and Liabilities Held in Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities related to variable annuities invested in various mutual funds. In accordance with the state of Illinois procedures, the variable annuities in the separate account are permitted by code section 215 ILCS 5/245.21. As of December 31, 2015 and 2014, all the separate account assets are legally insulated from the Company’s general account claims.

The separate accounts held by the Company relate to individual and group variable annuities of a nonguaranteed return nature and no risk charges have been paid by the separate accounts for guarantees. The net investment experience of the separate accounts is credited directly to the policyholder and can be positive or negative. The assets and liabilities of the separate accounts are carried at fair value. Certain policies provide a guaranteed minimum death benefit, the reserve for which is held in the aggregate reserves of the Company’s general account.

(Continued)

37

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Information regarding the separate accounts of the Company is as follows:

	2015	2014
Legally insulated assets by product:
Individual Annuity	1,610,336	1,645,710
Supplemental Contracts	3,055	3,374
Group Annuities	187,331	164,473

Total	1,800,722	1,813,557

Reconciliation of transfers to (from) separate account is as follows:

Net transfers are included in provisions for claims and benefits in the statutory statement of operations.

	2015	2014	2013

Transfers to separate accounts	$175,367	$141,170	$132,553
Transfers from separate accounts	(160,998)	(155,411)	(148,240)

Net transfers to (from) separate accounts	$14,369	$(14,241)	$(15,687)

(12)	Retained Assets

Retained Assets are structured as drafts and are included in “Policyholder funds on deposit” in the Statement of Liabilities and Capital and Surplus. Interest rates paid during 2015 varied from 1.0% to 4.0% per annum. Interest is credited monthly. Fees are not charged on retained asset accounts. The default for settling life claims is full cash settlement. Assets are retained only if the beneficiary selects that option.

Number and balance of retained asset accounts in force at December 31 were as follows:

	2015		2014
	Number	Balance	Number	Balance
Up to and including 12 months	39	$2,557	23	$1,907
13 to 24 months	16	1,107	26	1,163
25 to 36 months	21	777	27	1,532
37 to 48 months	20	921	26	796
49 to 60 months	20	691	37	1,210
Greater than 60 months	233	7,367	217	6,841

TOTAL	349	$13,420	356	$13,449

(Continued)

38

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The following table provides a reconciliation of beginning and ending retained assets for the year ended December 31, 2015:

	Individual Number	Individual Balance/ Amount	Group Number	Group Balance/ Amount

Number/balance of retained assets at the beginning of the year	353	$13,283	3	$167
Number/amount of retained assets account issued/added during the year	52	5,158	—	—
Investment earnings credited to retained asset accounts during the year	—	201	—	1
Fees and other charges assessed to retained asset accounts during the year	—	—	—	—
Number/amount of retained assets accounts transferred to state unclaimed property fund during the year	9	—	—	—
Number/amount of retained asset accounts closed/withdrawn during the year	49	5,283	1	107

Number/balance of retained asset accounts at the end of the year	347	$13,359	2	$61

(13)	Contingencies, Assessments and Legal Proceedings

Contingencies

From time to time, the Company has outstanding commitments to purchase investments and/or commitments to lend funds under bridge loans. Unfunded commitments to purchase investments were $121,848 for the year ended December 31, 2015.

Guarantee Assessments

The Company may be subject to guaranty fund and other assessments by the states in which it writes business. The Company’s policy is to accrue guaranty fund assessments when the entity for which the insolvency relates has met the applicable state of domicile’s statutory definition of insolvent and the amount of loss is reasonably estimable. In most states the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation.

As of December 31, 2015, the Company had not accrued for any assessments. Premium tax offsets related to guaranty fund assessments totaled $526 as of December 31, 2015. This amount is included in guaranty funds receivable and is expected to be realized over a period not more than 10 years following payment. The following table reflects the current year change in premium tax offsets benefit on a direct basis.

Rollforward of Related Assets

2015
Assets recognized from paid and accrued premium tax offsets and policy surcharges prior year-end	$621
Decreases current year:
Premium tax offsets	93
Amounts no longer available for offset	4
Increases current year
Premium tax offsets paid and accrued	2
Other increases	—

Assets recognized from paid and accrued premium tax offsets and policy surcharges current year-end.	$526

(Continued)

39

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Legal Proceedings

There are various lawsuits and legal proceedings against the Company. Management and legal counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company’s financial position.

The Company paid claims-related extra contractual obligations and bad faith losses of $106, $130 and $168 during 2015, 2014 and 2013, respectively. The number of claims paid to settle claims-related extra contractual obligations or bad faith losses resulting from lawsuits was between 26-50 in 2015 and between 51-100 in each of 2014 and 2013.

(14)	Risk-Based Capital

The insurance departments of various states, including the Company’s domiciliary state of Illinois impose risk-based capital (RBC) requirements on insurance enterprises. The RBC calculation serves as a benchmark for the regulation of insurance companies by state insurance regulators. The requirements apply various weighted factors to financial balances or activity levels based on their perceived degree of risk.

The RBC guidelines define specific capital levels where regulatory intervention is required based on the ratio of a company’s actual total adjusted capital (sum of capital and surplus and AVR) to control levels determined by the RBC formula. At December 31, 2015, the Company’s actual total adjusted capital was $456,601 and the authorized control level risk-based capital was $50,796.

(15)	Risk Disclosures

The Company’s business involves various risks and uncertainties which are based on general business and insurance industry environments. The following are some of the risk factors that could affect the Company:

Investment Risks

The Company’s fixed income portfolio is subject to a number of risks including:

•	interest rate risk, which is the risk that interest rates will decline and funds reinvested will earn less than expected;

•	market value risk, which is the risk that invested assets will decrease in value due to a change in the yields realized on assets and prevailing market yields for similar assets, an unfavorable change in the liquidity of the investment or an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuer of the investment;

•	market value risk, which is the risk that mark-to-market adjustments on certain limited partnership equity method investments may reduce our profitability and/or cause volatility in our reported results of operations;

•	credit risk, which is the risk that the value of certain investments becomes impaired due to deterioration in the financial condition of one or more issuers of those instruments or the deterioration in performance or credit quality of the underlying collateral of certain structured securities and, ultimately, the risk of permanent loss in the event of default by an issuer or underlying credit;

•	market fundamentals risk, which is the risk that there are changes in the market that can have an unfavorable impact on securities valuation such as availability of credit in the capital markets, re-pricing of credit risk, reduced market liquidity, and increased market volatility;

•	concentration risk, which is the risk that the portfolio may be too heavily concentrated in the securities of one or more issuers, sectors or industries, which could result in a significant decrease in the value of the portfolio in the event of deterioration in the financial condition of those issuers or the market value of their securities;

•	liquidity risk, which is the risk that liabilities are surrendered or mature sooner than anticipated requiring the Company to sell assets at an undesirable time to provide for policyholder surrenders, withdrawals or claims;

•	regulatory risk, which is the risk that regulatory bodies or governments, in the U.S. or in other countries, may make substantial investments or take significant ownership positions in, or ultimately nationalize, financial institutions or other issuers of securities held in the Company’s investment portfolio, which could adversely impact the seniority or contractual terms of the securities. Regulatory risk could also come from changes in tax laws or bankruptcy laws that would adversely impact the valuation of certain invested assets; and

•	Access risk, which is the risk of our inability to access Federal Home Loan Bank (“FHLB”) funding which could adversely affect our results of operations.

(Continued)

40

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Interest Rate Risk

Significant changes in interest rates expose the Company to the risk of not earning income or experiencing losses based on the differences between the interest rates earned on investments and the credited interest rates paid on outstanding fixed annuity contracts and life insurance products with account values. Significant changes in interest rates may affect:

•	the unrealized gains and losses in the investment portfolio

•	the book yield of the investment portfolio; and

•	the ability of the Company to maintain appropriate interest rate spreads over the fixed rates guaranteed in life and annuity products. As of December 31, 2015, for approximately 86% of the deferred annuity account values, the credited interest rate was equal to the minimum guaranteed rate.

Credit Risk

Third party debtors may not pay or perform their obligations. These parties may include the issuers of securities, customers, reinsurers, and other financial intermediaries

Ratings Risk

Claims-paying ratings and financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Each rating agency reviews its ratings periodically and from time to time may modify its rating criteria including, among other factors, its expectations regarding capital adequacy, profitability and revenue growth. A downgrade in the ratings or adverse change in the ratings outlook of the Company could result in a substantial loss of business.

Legal/Regulatory Risk

The Company is subject to extensive regulation and supervision designed to protect the interests of policyholders. The ability to comply with laws and regulations, at a reasonable cost, and to obtain necessary regulatory action in a timely manner, is and will continue to be critical. Legal/regulatory risk also includes risks related to market conduct and appropriate product sales to policyholders.

41

HORACE MANN LIFE INSURANCE COMPANY

SUMMARY OF INVESTMENTS – OTHER THAN INVESTMENTS IN RELATED PARTIES – SCHEDULE I

December 31, 2015

(In thousands)

Type of investments	Cost (1)	Statutory Fair Value	Amount shown in Balance Sheet

Debt securities:
Bonds:
U.S. Government and government agencies and authorities	$974,296	$1,029,752	$974,296
State, municipalities and political subdivisions	1,058,259	1,186,217	1,058,259
Foreign government bonds	66,262	72,297	66,262
Other corporate bonds	3,838,498	3,918,160	3,838,498

Total debt securities	$5,937,315	$6,206,426	$5,937,315

Equity securities:
Preferred stocks:
Industrial and miscellaneous	$24,091	$—	$24,091
Common stocks	27,474	—	27,474

Total equity securities	$51,565	$—	51,565

Mortgage loans on real estate	10,995	XXX	10,995
Real estate	—	XXX	—
Contract loans	148,696	XXX	148,696
Cash and short-term investments	155,520	XXX	155,520
Receivable for securities	—	XXX	—
Derivatives	2,501	XXX	2,501
Other investments	137,001		137,001

Total investments	$6,443,593		$6,443,593

(1)	Debt securities are carried at amortized cost or investment values prescribed by the National Association of Insurance Commissioners. Real estate acquired in satisfaction of indebtedness is $0.

See accompanying independent auditors’ report.

42

HORACE MANN LIFE INSURANCE COMPANY

SUPPLEMENTARY INSURANCE INFORMATION – SCHEDULE III

For the years ended December 31, 2015, 2014 and 2013

(In thousands)

	As of December 31,				For the years ended December 31,
Segment	Deferred policy acquisition cost (1)	Future policy benefits losses, claims and loss expenses (3)	Unearned premiums (3)	Other policy claims and benefits Payable (3)	Premium revenue and annuity, pension and other contract considerations	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs (1)	Other operating expenses	Premiums written (2)

2015:
Life	$—	$1,265,124	$—	$2,546	$99,288	$69,852	$113,600	$—	$41,176	$—
Annuity	—	3,946,912	—	3,909	547,279	212,970	679,908	—	61,545	—
Supplementary Contracts	—	112,921	—	645,840	8,418	10,723	18,330	—	982	—
Accident and Health	—	2,746	61	49	2,240	325	698	—	1,470	—

Total	$—	$5,327,703	$61	$652,344	$657,225	$293,870	$812,536	$—	$105,173	$—

2014:
Life	$—	$1,227,393	$—	$2,688	$98,918	$70,305	$111,691	$—	$43,080	$—
Annuity	—	3,625,879	—	4,245	478,941	205,164	603,473	—	61,090	—
Supplementary Contracts	—	111,260	—	578,559	6,912	11,675	15,841	—	1,439	—
Accident and Health	—	2,967	68	45	2,431	354	492	—	1,555	—

Total	$—	$4,967,499	$68	$585,537	$587,202	$287,498	$731,497	—	$107,164	$—

2013:
Life	$—	$1,189,122	$—	$2,780	$96,897	$68,588	$111,272	$—	$39,130	$—
Annuity	—	3,349,652	—	3,489	420,592	193,992	537,451	—	56,886	—
Supplementary Contracts	—	112,025	—	338,982	9,550	12,339	18,540	—	1,639	—
Accident and Health	—	3,484	80	40	2,628	417	338	—	1,671	—

Total	$—	$4,654,283	$80	$345,291	$529,667	$275,336	$667,601	$—	$99,326	$—

(1)	Does not apply to financial statements of life insurance companies which are prepared on a statutory basis.
(2)	Does not apply to life insurance.
(3)	Advance premiums and other deposit funds are included in other policy claims and benefits payable.

See accompanying independent auditors’ report.

43

HORACE MANN LIFE INSURANCE COMPANY

REINSURANCE – SCHEDULE IV

For the years ended December 31, 2015, 2014 and 2013

(In thousands)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net

2015: Life insurance in force	$16,504,539	$3,811,645	$—	$12,692,894	0.0%

Premiums and annuity, pension and other contract considerations:
Life insurance	$105,917	$6,629	$—	$99,288	0.0%
Annuity	547,279	—	—	547,279	0.0%
Supplementary contracts	8,418	—	—	8,418	0.0%
Accident and health	3,350	1,110	—	2,240	0.0%

Total premiums	$664,964	$7,739	$—	$657,225	0.0%

2014: Life insurance in force	$15,800,702	$3,539,588	$—	$12,261,114	0.0%

Premiums and annuity, pension and other contract considerations:
Life insurance	$105,113	$6,195	$—	$98,918	0.0%
Annuity	478,941	—	—	478,941	0.0%
Supplementary contracts	6,912	—	—	6,912	0.0%
Accident and health	3,635	1,204	—	2,431	0.0%

Total premiums	$594,601	$7,399	$—	$587,202	0.0%

2013: Life insurance in force	$15,102,467	$3,397,095	$—	$11,705,372	0.0%

Premiums and annuity, pension and other contract considerations:
Life insurance	$102,592	$5,695	$—	$96,897	0.0%
Annuity	420,592	—	—	420,592	0.0%
Supplementary contracts	9,550	—	—	9,550	0.0%
Accident and health	3,912	1,284	—	2,628	0.0%

Total premiums	$536,646	$6,979	$—	$529,667	0.0%

See accompanying independent auditors’ report.

44

PART C

OTHER INFORMATION

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

Item 24. Financial Statements and Exhibits

(a) Financial Statements

The following financial statements are included in Part B hereof

Horace Mann Life Insurance Company Separate Account

-Report of Independent Registered Public Accounting Firm, dated April 22, 2016

-Statements of Net Assets — December 31, 2015

-Statements of Operations — For the Year Ended December 31, 2015

-Statements of Changes in Net Assets For the Year Ended December 31, 2015

-Statements of Changes in Net Assets For the Year Ended December 31, 2014

-Notes to Financial Statements — December 31, 2015

Horace Mann Life Insurance Company

-Report of Independent Registered Public Accounting Firm, dated April 22, 2016

-Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus -As of December 31, 2015 and 2014

-Statutory Statements of Operations — For the Years Ended December 31, 2015, 2014 and 2013

-Statutory Statements of Capital and Surplus — For the Years Ended December 31, 2015, 2014 and 2013

-Statutory Statements of Cash Flow — For the Years Ended December 31, 2015, 2014 and 2013

-Notes to Statutory Financial Statements — December 31, 2015, 2014 and 2013

-Supplemental Schedules to Statutory Financial Statements — December 31, 2015 and 2014

(b) Exhibits

(1) Resolution of Board of Directors(1)

(2). Not Applicable

(3) Underwriting Agreement(1)

3(a) Schedule of Remuneration(3)

(4) Form of Variable Annuity Contract Filed Herewith

(5) Form of application Filed Herewith

(6) Certificate of incorporation and bylaws (2)

(7)             Not Applicable

(8)             Not Applicable

(9) Opinion and Consent of Counsel              Filed Herewith

(10) Independent Auditors Consent              Filed Herewith

(11) Financial Statement Schedules for Horace Mann Life Insurance Company and the Independent Auditors’ Report thereon              Filed Herewith

(12) Not Applicable

(1) Incorporated by reference to Horace Mann Life Insurance Separate Account Post-Effective Amendment No. 63 to Form N-4 Registration Statement, dated April 30, 1998 (File No. 811-1343).

(2) Incorporated by reference to Horace Mann Life Insurance Separate Account Pre-Effective Amendment No. 1 to Form N-4 Registration Statement, dated February 14, 2006 (File No. 811-1343).

(3) Incorporated by reference to Horace Mann Life Insurance Separate Account Post-Effective Amendment No. 13 to Form N-4 Registration Statement, dated April 28, 2014 (File No. 811-1343).

Item 25. Directors and Officers of the Depositor

The directors and officers of Horace Mann Life Insurance Company, who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, are listed below. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.

Name	Position and Office with Depositor
Marita Zuraitis	Director, President & Chief Executive Officer
Donald M. Carley	Director, General Counsel, Corporate Secretary & Chief Compliance Officer
Dwayne D. Hallman	Director, Executive Vice President, & Chief Financial Officer
Angela S. Christian	Vice President & Treasurer
Matthew P. Sharpe	Director & Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Horace Mann Educators Corporation is a publicly held company.

The Registrant is a separate account of Horace Mann Life Insurance Company. Horace Mann Life Insurance Company (an Illinois Corporation) is a wholly owned subsidiary of Educators Life Insurance Company of America (an Illinois Corporation). Educators Life Insurance Company of America and Horace Mann Investors, Inc. (a Maryland Corporation), principal underwriter of the Registrant, are wholly-owned subsidiaries of Horace Mann Educators Corporation (a Delaware Corporation), a publicly held corporation.

Item 27. Number of contract owners

As of November 25, 2016, the number of contract owners of Horace Mann Life Insurance Company Separate Account was 125,552 of which 122,949 were qualified contract owners and 2,603 were non-qualified contract owners.

Item 28. Indemnification

According to Section 21 of the Distribution Agreement, Horace Mann Life Insurance Company agrees to indemnify Horace Mann Investors, Inc. for any liability Horace Mann Investors, Inc. may incur to a Contract Owner or party-in-interest under a Contract (i) arising out of any act or omission in the course of, or in connection with, rendering services under this Agreement, or (ii) arising out of the purchase, retention or surrender of a Contract; provided however the Horace Mann Life Insurance Company will not indemnify Horace Mann Investors, Inc. for any such liability that results from the willful misfeasance, bad faith or gross negligence of Horace Mann Investors, Inc., or from the reckless disregard, by Horace Mann Investors, Inc., of its duties and obligations arising under the Distribution Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Act, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) Horace Mann Investors, Inc., the underwriter of Horace Mann Life Insurance Company Separate Account, acts as principal underwriter for Horace Mann Life Insurance Company Separate Account B, Horace Mann Life Insurance Company Allegiance Separate Account A, Horace Mann Life Insurance Company Qualified Group Annuity Separate Account and Horace Mann Life Insurance Group Annuity Separate Account.

(b) The following are the directors and officers of Horace Mann Investors, Inc. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.

Name	Position with Underwriter
Norman R. Sherman	Director, President, Chief Executive Officer & Chief Compliance Officer
Kimberly A. Johnson	Chief Financial Operations Officer
Matthew P. Sharpe	Director & Chairman
Diane M. Barnett	Tax Compliance Officer
Angela S. Christian	Treasurer
Bret A. Conklin	Controller
Donald M. Carley	Director
Elizabeth E. Arthur	Secretary
Craig S. Provenzano	Tax Director

(c)	The following is a listing of the commissions and other compensation received by the principal underwriter from the Registrant, Horace Mann Life Insurance Company Separate Account B, Horace Mann Life Insurance Company Allegiance Separate Account A, Horace Mann Life Insurance Group Annuity Separate Account and the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account during the fiscal year ended December 31, 2015:

Name of Principal Underwriter	Net Underwriting Discounts and Commission	Compensation on Redemption	Brokerage Commission	Compensation

Horace Mann Investors, Inc.	$8,422,077	N/A	N/A	N/A

Item 30. Location of Accounts and Records

Horace Mann Investors, Inc., underwriter of the Registrant, is located at One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann Investors, Inc. maintains those accounts and records associated with its duties as underwriter required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Horace Mann Life Insurance Company, the depositor, is located at One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann Life Insurance Company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder that are not maintained by Horace Mann Investors, Inc.

Item 31. Management Services

Not applicable.

Item 32. Undertakings

(a) Horace Mann Life Insurance Company and the Registrant are relying on a no-action letter from the Securities and Exchange Commission that was issued to the American Council of Life Insurance and made publicly available on November 28, 1988. That letter outlines conditions that must be met if a company offering registered annuity contracts imposes the limitations on surrenders and withdrawals on section 403(b) contracts as required by the Internal Revenue Code. Horace Mann Life Insurance Company and the Registrant are in compliance with the conditions of that no-action letter.

(b) Horace Mann Life Insurance Company represents that the fees and charges deducted under the variable annuity contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

(c) The Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments may be accepted under the variable annuity contracts described in the prospectus.

(d) The Registrant undertakes to include either: (i) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information; or (ii) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(e) The Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written request.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Springfield and State of Illinois, on this 9th day of December 2016.

BY: HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

(Registrant)

By: Horace Mann Life Insurance Company

(Depositor)

Attest: /s/ DONALD M. CARLEY	By: /s/ MARITA ZURAITIS
Donald M. Carley	Marita Zuraitis,
Corporate Secretary	President and Chief Executive Officer
of the Depositor	of the Depositor

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ MARITA ZURAITIS Marita Zuraitis	Director, President and Chief Executive Officer	December 9, 2016

/s/ DWAYNE D. HALLMAN Dwayne D. Hallman	Director, Executive Vice President and Chief Financial Officer	December 9, 2016

/s/ DONALD M. CARLEY Donald M. Carley	Director, General Counsel, Corporate Secretary and Chief Compliance Officer	December 9, 2016

SIGNATURE	TITLE	DATE
/S/ MATTHEW P. SHARPE Matthew P. Sharpe	Director and Executive Vice President	December 9, 2016

Exhibit Index

(4) Form of Variable Annuity Contract

(5) Form of Application

(9) Opinion of Counsel

(10) Independent Auditors Consent

(11) Financial Statement Schedules for Horace Mann Life Insurance Company and the Independent Auditors’ Report thereon